As filed with the U.S. Securities and Exchange Commission on September 20, 2021

Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ORIEL ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	4931	87-2578976
(State of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

520 Broad St.

Newark, NJ 07102
973-438-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Stein

Chief Executive Officer
Oriel Energy, Inc.
520 Broad St.

Newark, NJ 07102
973-438-3018

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Dov Schwell, Esq. Schwell Wimpfheimer & Associates LLP 37 West 39th Street Suite 505 New York, New York 10018 Tel No.: (646) 328-0795	Andrew M. Tucker, Esq. Erin Reeves McGinnis, Esq. Nelson Mullins Riley & Scarborough LLP 101 Constitution Ave NW, Suite 900 Washington, DC 20001 Tel. No.: (202) 689-2800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Class B common stock, par value $0.01 per share	$10,062,500	$1,097.82
Total	$10,062,500	$1,097.82

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”). Includes shares to be sold upon exercise of the underwriters’ option to purchase additional shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED September 20, 2021

ORIEL ENERGY, INC.

________________ Shares of Class B common stock

We are offering           shares of Class B common stock, par value $0.01 (“Class B common stock”, and each a “Share” and collectively, the “Shares”) of Oriel Energy, Inc. (the “Company,” “Oriel” “we,” “our” or “us”). We anticipate that the initial public offering price will be between $           and $                    per share of Class B common stock. Prior to this offering, there has been no public market for our Class B common stock. We intend to apply to have our Class B common stock listed on the NYSE American and have reserved the symbol “ORIE.”

Holders of shares of Class B common stock are entitled to one-tenth of one vote for each share on all matters to be voted on by the stockholders. Holders of Class B common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. There are no conversion or redemption rights or sinking fund provisions with respect to the Class B common stock.

The Company also has authorized shares of Class A common stock. Holders of shares of Class A common stock are entitled to three votes for each share on all matters to be voted on by the stockholders. Holders of Class A common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Each share of Class A common stock may be converted, at any time and at the option of the holder thereof, into one fully paid and non-assessable share of Class B common stock. The Class B common stock is not convertible into Class A common stock.

Oriel is currently an indirect subsidiary of Genie Energy Ltd. Prior to the offering, Oriel will become a direct subsidiary of Genie Energy Ltd. and immediately prior to the closing of this offering, Genie will spin-off Oriel to Genie’s stockholders and distribute its entire interest in Oriel to Genie’s stockholders.

The spin-off of Oriel will occur by way of a pro rata distribution of Oriel Class A common stock and Class B common stock to Genie’s stockholders. On the distribution date, each Genie stockholder will receive one share of Oriel Class A common stock for every three shares of Genie Class A common stock and one share of Oriel Class B common stock for every three shares of Genie Class B common stock, in each case, held at 5:00 p.m., New York City time, on                    , which is the record date for the spin-off. The distribution of shares of our Class B common stock will be issued in book-entry form and physical certificates of Oriel will be issued only to holders of Genie Class A common stock and, upon request, to holders of Genie Class B common stock.

Following the offering and proposed spin-off, eight trusts for the benefit of children of Howard S. Jonas, Vice Chairman of our Board of Directors, collectively will have voting power over        shares of our common stock (which includes        shares of our Class A common stock (which is all the issued and outstanding shares of the Class A common stock), which are convertible into shares of our Class B common stock on a 1-for-1 basis, and        shares of our Class B common stock), representing approximately       % of the combined voting power of our outstanding capital stock. Following this offering, the beneficial ownership of the holders of Class A common stock will remain the same, while their combined voting power will be approximately          %.

Our Class A common stock is not quoted on any market or listed on any exchange nor do we intend to quote or list shares of our Class A common stock.

Investing in our Class B common stock is highly speculative and involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 3 of this Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

	Per Share	Total
Offering Price	$	$
Underwriter’s discounts and commissions(1)	$	$
Proceeds to our Company before expenses	$	$

(1)	See “Underwriting” beginning on page 65 for additional information regarding underwriting compensation.

You should rely only on the information contained in this Prospectus or any prospectus supplement or amendment thereto.  We have not authorized anyone to provide you with different information.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We have granted a 45-day option to the representative of the underwriters, exercisable one or more times in whole or in part, to purchase up to       additional shares of Class B common stock to cover over-allotments, at the public offering price per share of Class B common stock, less, in each case, the underwriting discounts payable by us. The securities issuable upon exercise of this overallotment option are identical to those offered by this prospectus and have been registered under the registration statement of which this prospectus forms a part.

The underwriters expect to deliver the securities against payment in New York, New York on or about           , 2021.

Sole Book-Running Manager

EF HUTTON

division of Benchmark Investments, LLC

The date of this Prospectus is September 20, 2021

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares of Class B common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current only as of its date.

You should rely only on the information contained in this Prospectus. Neither we nor the placement agent have authorized anyone to provide any information or to make any representations other than those contained in this Prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This Prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current only as of its date. You should also read this prospectus together with the additional information described under “Where You Can Find More Information.”

The distribution of this Prospectus and the issuance of the securities in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this Prospectus must inform themselves about, and observe any restrictions relating to, the issuance of the securities and the distribution of this Prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the securities offered by this Prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus. This summary does not contain all of the information you should consider before investing in our Class B common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section of this Prospectus and the financial statements and related notes appearing at the end of this Prospectus before making an investment decision.

Unless the context provides otherwise, all references in this Prospectus to “Oriel” “we,” “us,” “our,” “our company,” the “Company,” or similar terms, refer to Oriel Energy, Inc. and its wholly owned subsidiaries on a consolidated basis.

Overview

Oriel is currently an indirect subsidiary of Genie Energy Ltd. (“Genie”) Prior to the offering, Oriel will become a direct subsidiary of Genie Energy Ltd. (which will hold approximately 99.5% of the outstanding equity of Oriel), and simultaneous with the offering, Genie will spin-off Oriel to Genie’s stockholders and distribute its entire interest in Oriel to Genie’s stockholders. Oriel owns 100% of Genie Retail International LLC (“GREI”). GREI holds a 100% interest in Shoreditch Energy Limited, a retail energy provider (“REP”) that serves retail customers in the United Kingdom under the name Orbit Energy (“Orbit”), a 92.5% interest in Lumo Energia Oyj (“Lumo Finland”), a REP serving residential customers in Finland, and a 98.8% interest in Lumo Energi AB (“Lumo Sweden”), which has served retail energy customers in Sweden since 2019. Prior to the offering, Genie and Oriel will effectuate a restructuring so that following the restructuring Oriel will own and operate the GREI entities above that supply electricity and natural gas to residential and small business customers in certain countries in Europe (the “Restructuring”).

Immediately prior to the closing of this offering, Genie intends to distribute its entire interest in Oriel to Genie’s stockholders. Following the spin-off and this offering, the stockholders of the Company will be comprised of the purchasers in this offering, the stockholders of Genie prior to the spin-off distribution and the holder of the minority interest in Oriel not held by Genie. Following the spin-off, Genie’s business will consist principally of supplying electricity and natural gas to residential and small business customers in certain portions of the United States, providing commercial and industrial energy brokerage, commercial solar consultative services, design, supply and installation and community solar marketing services. Oriel’s business will consist of supplying electricity and natural gas to residential and small business customers in certain countries in Europe. At the time of the spin-off, Oriel will also hold approximately $10-15 million in cash, cash equivalents and liquid marketable securities, including the anticipated net proceeds from the offering.

Genie intends for the spin-off to be tax-free for stockholders.

Our Capital Stock

Holders of shares of Class B common stock are entitled to one-tenth of one vote for each share on all matters to be voted on by the stockholders. Holders of Class B common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. There are no conversion or redemption rights or sinking fund provisions with respect to the Class B common stock.

The Company also has issued and outstanding shares of Class A common stock. Holders of shares of Class A common stock are entitled to three votes for each share on all matters to be voted on by the stockholders. Holders of Class A common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Each share of Class A common stock may be converted, at any time and at the option of the holder thereof, into one fully paid and non-assessable share of Class B common stock, which would increase the total shares of Class B common stock (but not the total shares of common stock) outstanding and cause dilution to the holders of Class B common stock outstanding. There are no mandatory conversion rights for our Class A common stock. There are no sunset provisions or intra-family transfers that would require the conversion of our Class A common stock.

SUMMARY OF THE OFFERING

The following summary of the offering contains basic information about the offering and our Class B common stock and is not intended to be complete. It does not contain all the information that may be is important to you. For a more complete understanding of our Class B common stock, please refer to the section of this Prospectus entitled “Description of Capital Stock” on page 54.

Issuer:	Oriel Energy, Inc.

Securities Offered:	shares of Class B common stock, at an assumed public offering price of $ per share of Class B common stock, which is the midpoint of the price range set forth on the cover of this prospectus.

Over-allotment option:	We have granted to the representative of the underwriters a 45-day option to purchase up to additional shares of our Class B common stock at the per share public offering price, less the underwriting discounts payable by us, in any combination solely to cover over-allotments, if any (the “Over-Allotment Option”).

Class B common stock outstanding before this offering:

Class B common stock to be outstanding immediately after this offering:

The above does not include, as of                     , 2021, the following:

●     up to shares of Class B common stock issuable upon the exercise of outstanding options under our 2021 Stock Option and Incentive Plan (the “Plan”) we intend to adopt prior to the offering, with a weighted average exercise price of $ per share;

●     up to                    shares of Class B common stock issuable upon conversion of the outstanding shares of Class A common stock, which are convertible into shares of our Class B common stock on a 1-for-1 basis; and

●     up to                    shares of Class B common stock available to be issued pursuant to the Over-Allotment Option.

Use of proceeds:

We estimate that the net proceeds to us from this offering will be approximately $                     million, or approximately $                     million if the underwriters exercise their over-allotment option in full, assuming an offering price of $                    per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering primarily for general corporate purposes, including expansion into new markets and customer growth within existing markets as well as potential acquisitions.

Risk Factors:	Investing in our Class B common stock is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in this Prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 3 of this Prospectus before deciding whether or not to invest in our common stock.

Proposed NYSE American Listing: Lock-Up:

We intend to apply for listing of our Class B common stock on the NYSE American and have reserved the symbol “ORIE.”

We, our directors, executive officers, and our stockholders affiliated with our directors and executive officers will agree with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Common Stock or securities convertible into Common Stock, subject to certain exceptions, for a period of 180 days, commencing on the date of this prospectus. See “Underwriting” for additional information.

Business Address and Telephone Number

Our address is 520 Broad Street, Newark, New Jersey 07102, and our telephone number at such address is (973) 438-3500.

RISK FACTORS

Investing in our Class B common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this Prospectus, including our consolidated financial statements, the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our Class B common stock. The occurrence of any of the following risks could have a material and adverse effect on our business, reputation, financial condition, results of operations and future growth prospects, as well as our ability to accomplish our strategic objectives. As a result, the trading price of our Class B common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and the trading price of our Class B common stock. Certain statements contained in this section constitute forward-looking statements. See the information included in “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to the Business

Our business, results of operation and financial conditions could be adversely affected by the coronavirus COVID-19 pandemic and the restrictions put in place in connection therewith.

We are responding to the global outbreak of COVID-19 by taking steps to mitigate the potential risks to us posed by its spread and the impact of the restrictions put in place by governments to protect the population. We continue to execute our work from home policy with all employees able to either work from home or work from the office if they feel comfortable.

We continue to implement strong physical and cyber-security measures to ensure our systems remain functional to both serve our operational needs with a remote workforce and to provide uninterrupted service to our customers. We face challenges due to the need to operate with the remote workforce and are addressing those challenges so as to minimize the impact on our ability to operate.

We benefited from the increased demand for electricity by residential customers due to more people working from their homes. On the other hand, like other retail providers, we suspended our face-to-face customer acquisition programs in the UK in March 2020 as public health measures were implemented to combat COVID-19, resulting in lower gross meter acquisitions than expected.. We do not operate a face-to-face customer acquisition channel in Finland or Sweden, therefore, there have been no material impact in these countries due to COVID-19.

In the last months of 2020 and first months of 2021, much of the world experienced a surge in new COVID-19 cases and the impact of that increase and public health measures that may be instituted or reinstituted are difficult to predict. If the COVID-19 pandemic continues for a prolonged period, or impacts the territories we serve more significantly than it has today, our business, operations and financial condition could be impacted in more significant ways. The continued spread of COVID-19 and efforts to contain the virus could have the following impacts, in addition to exacerbating the impacts described above:

●	Adversely impact our strategic business plans and growth strategy;

●	Result in increased allowance for bad debt expense as a result of delayed or non-payment from our customers, both of which could be magnified by government legislation that requires us to extend more support for customers struggling to pay;

●	Reduce the availability and productivity of our employees and third-party resources;

●	Cause us to experience an increase in costs as a result of our emergency measures; and

●	Cause a deterioration in our financial metrics or the business environment that adversely impacts our credit ratings.

The situation remains fluid and it is difficult to predict with certainty the potential impact of COVID-19 on our business, results of operations, financial condition and cash flows.

The REP business is highly competitive, and we may be forced to reduce prices or incur additional costs.

Our REP businesses face substantial competition both from the traditional incumbent utilities as well as from other REPs, including REP affiliates of the incumbent utilities in specific territories. As a result, we may be forced to reduce prices, incur increased costs or lose market share and cannot always pass along increases in commodity costs to customers. We compete on the basis of provision of services, customer service and price. Present or future competitors may have greater financial, technical or other resources which could put us at a disadvantage. Additionally, our experience has shown that, in some cases, utilities do not change their rates offered to customers immediately in response to increased prices for the underlying commodities.

Conversely, in a downward moving commodity cost environment, our REPs variable rate plans may benefit from the lag that utilities experience in reducing their sell rate to reflect the lower cost base in the commodity markets, and may reflect commodity costs decreases in their offerings and rates.

Increasing our market share depends in part on our ability to persuade more customers to switch to our services than those that churn from us to other providers or back to the local utility. Moreover, local utilities and some REPs may have certain advantages such as name recognition, financial strength and long-standing relationships with customers. Persuading potential customers to switch to our REPs requires significant marketing and sales operations. As we enter new international markets, we will face additional competitive environment. If we are not successful in convincing customers to switch, our REP businesses, results of operations and financial condition will all be adversely affected.

Our current strategy is based on current regulatory conditions and assumptions, which could change or prove to be incorrect.

In the United Kingdom, the energy market in the United Kingdom is regulated by the Office of Gas & Electricity Markets. Among other things, OFGEM sets a maximum price that a REP can charge a customer if the customer has not actively chosen a tariff or if they are on a variable tariff. OFGEM resets the price cap every six months by reference to the average forward twelve month wholesale market price seen in the preceding six months.

Each REP in Finland or Sweden must be registered with each countries’ Energy Authority in order to be able to operate. Although REPs enjoy certain freedom with respect to their operations (i.e. marketing and pricing), they must comply with various regulations and laws, including Finnish or Swedish Energy authority rules and regulation governing electricity supply pricing, marketing, types of offerings and contracts, as well as general guidelines set forth in the Finnish or Swedish Electricity Market Law.

Any changes by the regulatory authorities, including, but not limited to, changes to the non-commodity costs (charged by the networks and government bodies), changes that negatively impacting the REPs’ business processes or any legislative or regulatory changes that negatively impacts the sale of fossil fuels or electricity derived therefrom would adversely affect the results of our operations and financial conditions.

Fixed Rate Products or Guaranteed Pricing Programs could result in losses or decreased profits if we fail to estimate future commodity prices and commodity consumption accurately.

REPs and utilities offering fixed rate products or guaranteed pricing often are unable to change their sell rates offered to customers in response to volatility in the prices of the underlying commodities or changes in the regulatory environment. Sudden spikes in commodity prices, particularly when coupled with rapid, unexpected increases in consumptions, expose us to the risk that we will incur significant unforeseen costs in performing fixed rate contracts. During the year ended December 31, 2020, our meters enrolled in offerings with fixed rate characteristics constituted approximately 50% of our electric and natural gas load. During 2021 variable rate products are becoming a greater part of our offering as a result of wholesale price increases. This trend may reverse as markets fall or with changes in the regulatory environment.

However, it is difficult to predict future commodity costs. Any shortfalls resulting from the risks associated with fixed rate programs will reduce our working capital and profitability. Our inability to accurately estimate the cost of providing services under these programs could have an adverse effect on our profitability and cash flows. We employ an active and robust hedging program. Within this exercise there are inherent assumptions about consumption and pricing. There is risk that volatility will take place outside of the range of potential outcomes contemplated by the program. In these instances, the hedge will not be sufficient to control for risk and losses may occur.

Commodity price volatility could have an adverse effect on our cost of revenues and our results of operations.

Volatility in the markets for certain commodities can have an adverse impact on our costs for the purchase of the electricity and natural gas that we sells to our customers. In our fixed or guaranteed price products, we cannot, and in our variable price products, due to customer or competitive factors, we may not always be able or choose to, pass along increases in costs to our customers. This would have an adverse impact on our margins and results of operations. Alternatively, volatility in pricing for our electricity and natural gas related to the cost of the underlying commodities can lead to increased customer churn. In times of high commodity costs, our variable pricing model and commodity purchasing approach can lead to competitive disadvantages as we must pass along all or some portion of our increased costs to our customers.

Our growth depends in part on its ability to enter new markets.

We operate in the United Kingdom, Finnish and Swedish markets. New markets are evaluated based on many factors, which include the regulatory environment, as well as our ability to procure energy in an efficient and transparent manner. We seek to purchase wholesale energy where there is a real time market that reflects a fair price for the commodity for all participants. Once new markets are determined to be suitable for our REP businesses, we expend substantial efforts to obtain necessary licenses and will incur significant customer acquisition costs and there can be no assurance that we will be successful in new markets. Furthermore, and as discussed in the Risk Factor entitled “The Company’s business is subject to the risks of international operations” there are regulatory differences between the markets that we currently operate in and new markets, including, but not limited to, exposure to credit risk, additional churn caused by tariff requirements, rate-setting requirements and incremental billing costs. A failure to identify, become licensed in, and enter new territories may have a material negative impact on our growth, financial condition and results of operations.

We are subject to laws and regulations in the U.K., Finland and Sweden, changes to which could increase the our costs and individually or in the aggregate adversely affect the Company’s business.

As we operate in the U.K., Finland and Sweden and may enter other international jurisdictions, we are subject to laws and regulations affecting the international operations in a number of areas. These foreign laws and regulations affect the our activities including, but not limited to, our pricing structure and marketing activities.

Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could individually or in the aggregate make our products and services less attractive to the our customers, delay the introduction of new products in one or more regions, or cause us to change or limit its business practices. We have implemented policies and procedures designed to ensure compliance with applicable laws and regulations, but there can be no assurance that our employees, contractors, or agents will not violate such laws and regulations or our policies and procedures.

Our business is subject to the risks of international operations.

As we derive our revenue and earnings from international operations, we must comply with applicable laws and regulations, such as import and export requirements, anti-corruption laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, environmental laws, labor laws and anti-competition regulations, increases the costs of doing business in foreign jurisdictions.

Although we have implemented policies and procedures to comply with these laws and regulations, a violation by our employees, contractors, or agents could nevertheless occur. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially adversely affect the our brand, international growth efforts and business.

We also could be significantly affected by other risks associated with international activities including, but not limited to, learning new markets, adopting to different cultural norms and practices, economic and labor conditions, increased duties, taxes and other costs and political instability. We are also exposed to credit and collectability risk on its trade receivables with customers in certain international markets. There can be no assurance we can effectively limit its credit risk and avoid losses.

Demand for REP services and consumption by customers are significantly related to weather conditions.

Typically, colder winters and hotter summers create higher demand and consumption for natural gas and electricity, respectively. Milder than normal winters and/or summers may reduce the demand for our energy services, thus negatively impacting our financial results.

Unusual weather conditions, which may become more commonplace, may have significant direct and indirect impacts on our business and results of operations.

Potential changes in global climate may produce, among other possible conditions, unusual variations in temperature and weather patterns, resulting in unusual weather conditions, more intense, frequent and extreme weather events and other natural disasters.

If certain REPs, however, are determined to have acted in a manner that was harmful to customers, the entire industry can suffer due to the reputational harm.

In certain markets, we contractually commit to provide customers with a fixed price, irrespective of our cost of supply in the wholesale energy markets. Even under variable contracts, we seek to manage customer price expectations by using reasonable efforts to avoid or mitigate potential pass-throughs related to unforeseeable weather events (even where such pass-throughs are contractually permissible). Although we use our best efforts to reasonably hedge our commodity positions to absorb weather-related cost spikes, we cannot always anticipate unforeseeable extreme weather events, and we may be forced to absorb these cost increases in order to serve our customers.

We are subject to regulatory, legal and political risks that may limit its operations.

Our operations and potential earnings may be affected from time to time in varying degree by regulatory, legal and political factors, including laws and regulations related to the REP business. Such laws and regulations continue to increase in both number and complexity and affect our operations.

Regulatory conditions can affect the amount of taxes and fees we need to pay and our pricing advantages.

We are subject to audits in various jurisdictions for various taxes, including income tax, utility excise tax and sales and use tax. Aggressive stances taken recently by regulators increase the likelihood of our having to pay additional taxes and fees in connection with these audits. In the future, we may seek to pass such charges along to our customers, which could have an adverse impact on our pricing advantages.

We face risks that are beyond our control due to our reliance on third parties.

Our ability to provide energy delivery and commodity services depends on the operations and facilities of third party electricity generators and other market participants. The loss of use or destruction of third party facilities that are used to generate or transmit electricity due to extreme weather conditions, breakdowns, war, acts of terrorism or other occurrences could greatly reduce our potential earnings and cash flows.

The REP business, including our relationship with our suppliers, is dependent on access to capital and liquidity.

Our ability to access forward energy markets on reasonable commercial terms to buy the energy we reasonably expect our customers to consume is of critical importance to manage our market risk. In the UK this is currently managed through our REP’s agreements with SEEL and in Finland and Sweden through our agreements with Energia Suomi and Axpo. If these agreements or similar agreements are not in place, then this would expose us to significant market risk between energy prices on the day vs the price agreed with the customer.

Difficulty in obtaining adequate credit and liquidity on commercially reasonable terms may adversely affect our business, prospects and financial conditions.

The REP business depends on maintaining the licenses in the jurisdictions in which we operate and any loss of those licenses would adversely affect our business, prospects and financial conditions.

To UK retail energy customers, Orbit is required to hold a Gas Supply license and an Electricity supply license. These licenses are granted and enforced by OFGEM (the Office of Gas and Electricity Markets). OFGEM has the power to revoke licenses, impose fines, reduce sales activity amongst other regulatory powers if Orbit is in breach of its obligations.

Any loss of our REP licenses would cause a negative impact on our results of operations, financial condition and cash flow.

The REP business depends on the continuing efforts of our current management and future executive teams and our personnel with strong industry or operational knowledge and our efforts may be severely disrupted if we lose their services.

Our success will depend on key members of our future executive team, the loss of whom could disrupt our business operation. Our business also requires a capable, well-trained workforce to operate effectively. There can be no assurance that we will be able to retain our qualified personnel, the loss of whom may adversely affect our business, prospects and financial conditions.

We could be harmed by network disruptions, security breaches, or other significant disruptions or failures of our IT infrastructure and related systems or of those we operate for certain of our customers.

To be successful, we need to continue to have available, for our and our customers’ use, a high capacity, reliable and secure network. We face the risk, as does any company, of a security breach, whether through cyber-attack, malware, computer viruses, sabotage, or other significant disruption of our IT infrastructure and related systems. As such, there is a risk of a security breach or disruption of the system we operated, including possible unauthorized access to our and our customers’ proprietary or classified information. We are also subject to breaches of our network resulting in unauthorized utilization of our services or products, which subject us to the costs of providing those products or services, which are likely not recoverable. The secure maintenance and transmission of our and our customers’ information is a critical element of our operations. Our information technology and other systems that maintain and transmit customer  information, or those of service providers or business partners, may be compromised by a malicious third party penetration of our network security, or that of a third party service provider or business partner, or impacted by advertent or inadvertent actions or inactions by our employees, or those of a third party service provider or business partner. As a result, our or our customers’ information may be lost, disclosed, accessed or taken without the customers’ consent or our product and service may be used without payment.

Although we make significant efforts to maintain the security and integrity of these types of information and systems, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging, especially in light of the growing sophistication of cyber-attacks and intrusions sponsored by state or other interests. We may be unable to anticipate all potential types of attacks or intrusions or to implement adequate security barriers or other preventative measures. Certain of our business units have been the subject of attempted and successful cyber-attacks in the past. We have researched the situations and do not believe any material internal or customer information has been compromised.

Network disruptions, security breaches and other significant failures of the above-described systems could (i) disrupt the proper functioning of our networks and systems and therefore our operations or those of certain of our customers; (ii) result in the unauthorized use of our services or products without payment, (iii) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information of ours or our customers, including trade secrets, which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes; (iv) require significant management attention or financial resources to remedy the damages that result or to change our systems and processes; (v) subject us to claims for contract breach, damages, credits, fines, penalties, termination or other remedies; or (vi) result in a loss of business, damage our reputation among our customers and the public generally, subject us to additional regulatory scrutiny or expose us to litigation. Any or all of which could have a negative impact on our results of operations, financial condition and cash flows.

We are subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could result in significant liability or reputational harm to our business.

We receive, collect, store, process, transfer, and use personal information and other data relating to customers and end users of our products, our employees and contractors, and other persons. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of certain data, including personal information. We are subject to numerous laws, directives and regulations in multiple jurisdictions and territories regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, the scope and extent of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to certain contractual obligations to third parties related to privacy, data protection and data security, and may comply with, or face asserted or actual obligations to comply with, self-regulatory frameworks and other standards. We strive to comply with our applicable policies and applicable laws, regulations, contractual obligations, and other actual and alleged legal obligations relating to privacy, data protection, and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

If we were found in violation of any applicable laws or regulations relating to privacy, data protection, or security, or faced claims or accusations of such violations, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features available through our platform. In addition, these laws and regulations could impose significant costs on us and could constrain our ability to use and process data in manners that may be commercially desirable. In addition, if a breach of data security or security incident were to occur or to be alleged to have occurred, if any violation of laws and regulations relating to privacy, data protection or data security were to be alleged, or if we had any actual or alleged defect in our safeguards or practices relating to privacy, data protection, or data security, our solutions may be perceived as less desirable and our business, financial condition, market position, reputation, results of operations and growth prospects could be materially and adversely affected.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and data security proposed and enacted in various jurisdictions. For example, we are subject to, among other laws and regulations, the General Data Protection Regulation 2016/679 (“GDPR”), and the UK General Data Protection Regulation and the UK Data Protection Act 2018 (“UK GDPR”). The data protection landscape in the European Union (the “EU”) is continually evolving, resulting in possible significant operational costs for internal compliance and risks to our business. The GDPR and the UK GDPR contain numerous requirements, including the requirement to provide detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability), as well as enhancing data subject rights (e.g., data subject access requests); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; defining for the first time pseudonymized (i.e., key-coded) data; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. Compliance with the GDPR and the UK GDPR may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses and these changes may lead to other additional costs and increase our overall risk exposure.

In addition, the GDPR/UK GDPR regulate the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the U.S. Recent legal developments in the EU have created complexity and uncertainty regarding such transfers. For instance, on July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the EU-U.S. Privacy Shield Framework (the “Privacy Shield”) under which personal data could be transferred from the EEA to U.S. entities that had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, including, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. The CJEU also states that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and that the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. We previously relied on our own, as well as vendors’, Privacy Shield certifications for the purposes of transferring personal data from the EEA to the U.S. in compliance with the GDPR’s data export conditions. These recent developments require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to the U.S. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

In addition, the withdrawal of the United Kingdom (the “UK”) from the EU means that the UK will become a “third country” for the purposes of data transfers from the EU to the UK following the expiration of the four to six-month personal data transfer grace period (from 1 January 2021) set out in the EU and UK Trade and Cooperation Agreement, unless a relevant adequacy decision is adopted in favor of the UK, which would allow data transfers without additional measures. These changes may require us to find alternative solutions for the compliant transfer of personal data into the UK. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, including, for example, the role of the UK’s Information Commissioner’s Office following the end of the transitional period. These changes could lead to additional costs and increase our overall risk exposure.

Failure to comply with the GDPR and the UK GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations (in the case of the GDPR) or £17.5 million and 4% of total annual revenue (in the case of the UK GDPR). In addition to the foregoing, a breach of the GDPR or UK GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, and/or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

We are also subject to evolving EU and UK privacy laws on cookies and e-marketing. In the EU and the UK, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the EU and the UK, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology While the text of the ePrivacy Regulation is still under development, a recent European court decision and recent regulatory guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach provided for in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users, adversely affect our margins, increase costs, and subject us to additional liabilities.

In addition to the laws, directives and regulations discussed above, we are and may be subject to additional laws, directives and regulations in any jurisdiction or territory in which we, our partners and/or our affiliates operate and/or make our offerings available, and may be subject to actual or asserted obligations under self-regulatory frameworks or other standards, in addition to contractual obligations relating to privacy, data protection and data security. Some countries are also considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services. Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security, may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our customers and other users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations or contractual obligations, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Our growth strategy depends, in part, on our acquiring complementary businesses and assets and expanding our existing operations, which we may be unable to do.

Our growth strategy is based, in part, on our ability to acquire businesses and assets that are complementary to our existing operations. We may also seek to acquire other businesses. The success of this acquisition strategy will depend, in part, on our ability to accomplish the following:

●	identify suitable businesses or assets to buy;

●	complete the purchase of those businesses on terms acceptable to us;

●	complete the acquisition in the time frame we expect;

●	improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

●	avoid or overcome any concerns expressed by regulators, including antitrust concerns.

There can be no assurance that we will be successful in pursuing any or all of these steps. Our failure to implement our acquisition strategy could have an adverse effect on other aspects of our business strategy and our business in general. We may not be able to find appropriate acquisition candidates, acquire those candidates that we find or integrate acquired businesses effectively or profitably.

We have limited resources and could find it difficult to raise additional capital.

As a result of the spin-off, we will be independent from Genie. We have no operating history as an independent company, and no current sources of external financing. Any financing formerly provided to any of our businesses by Genie will no longer be available. We may need to raise additional capital in order for stockholders to realize increased value on our securities. There can be no assurance that we will be able to obtain the necessary funding on commercially reasonable terms in a timely fashion. Failure to receive the funding could have a material adverse effect on our business, prospects, and financial condition.

Our historical and pro forma financial information may not be indicative of our future results as an independent company.

The historical and pro forma financial information we have included in this Prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or be indicative of what our results of operations, financial position and cash flows may be in the future when we are an independent company. Our pro forma financial information should not be assumed to be indicative of what our results of operations, cash flows or financial condition actually would have been as a stand-alone public company nor to be a reliable indicator of what our results of operations, cash flows and financial condition actually may be in the future.

Risks Related to this Offering

Investors in this offering will experience immediate and substantial dilution in net tangible book value.

The public offering price per share is substantially higher than the net tangible book value per share of our outstanding shares of Class B common stock. As a result, investors in this offering will incur immediate dilution of $                per share, based on the assumed public offering price of $                  per share, which is the midpoint of the price range set forth on the cover of this prospectus. Investors in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds will be used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We currently intend to use the net proceeds of this offering primarily for general corporate purposes, including expansion into new markets and customer growth within existing markets as well as potential acquisitions.. See “Use of Proceeds” for additional information.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the commercial success of our systems, as well as the amount of cash used in our operations. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class B common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Risks Related to the Separation from Genie

An active trading market for our common stock may not develop.

Prior to the offering, there has been no public market for our common stock. Although our Class B common stock has been approved for listing on the NYSE American, an active trading market for our shares may never develop or be sustained following the spin-off. If an active market for our common stock does not develop, it may be difficult to sell shares you receive in the spin-off without depressing the market price for the shares or to sell your shares at all.

The trading price of the shares of our common stock is likely to be volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for similarly situated companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the shares. The market price for our common stock may be influenced by many factors, including:

●	actual or anticipated variations in quarterly operating results;

●	changes in financial estimates by us or by any securities analysts who might cover our stock;

●	conditions or trends in our industry;

●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that operate in the real estate or pharmaceutical industries;

●	announcements by us or our competitors of new product or service offerings, significant acquisitions,

●	strategic partnerships or divestitures;

●	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

●	capital commitments;

●	additions or departures of key personnel; and

●	sales of our common stock, including sales by our directors and officers or specific stockholders. In addition, in the past, stockholders have initiated class action lawsuits against companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources.

We may not achieve some or all of the expected benefits of the separation, and the separation could harm our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution is expected to provide the following benefits, among others: enhanced strategic and management focus; better ability to form strategic partnerships and relationships; faster decision-making; more efficient allocation of capital; alignment of incentives with performance objectives; direct access to the capital markets; and a distinct investment identity.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

●	the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

●	following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Genie;

●	following the separation, our business will be less diversified than Genie’s business prior to the separation; and

●	the other actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, our business could be harmed.

Our limited operating history makes it difficult to evaluate our business and prospects and may increase your investment risk.

We have only a limited operating history upon which you can evaluate our business and prospects. We expect to encounter risks and difficulties frequently encountered by early-stage companies in the industries in which we operate.

In addition, as a new business in general, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors.

If we do not successfully address these risks, our revenue could decline and our ability to pursue our growth strategy and attain profitability could be compromised.

Genie may fail to satisfy its obligations under various transaction agreements that will be executed as part of the spin-off or we may not have necessary systems and services in place when certain of the transition agreements expire.

In connection with the separation, we will enter into a separation and distribution agreement and will enter into various other agreements, including a transition services agreement and a tax separation agreement. These agreements are discussed in greater detail in the section entitled “Certain Relationships and Related Party Transactions.” Certain of these agreements will provide for the performance of services by each company for the benefit of the other for a period of time after the spin-off. We will rely on Genie to satisfy its performance and payment obligations under these agreements. If Genie is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could experience operational difficulties or losses.

If we do not have our own systems and services in place, or if we do not have agreements with other providers of these services when these agreements terminate, we may not be able to operate our business effectively and our profitability may decline.

Risk Factors Generally Relating to Us and Our Class B Common Stock

Our Class B common stock may not be approved for listing on the NYSE American.

We intend to apply to have our Class B common stock traded on the NYSE American and we believe that we will satisfy all the requirements for that listing. However, our Class B common stock may not be approved for listing on the NYSE American or any other national securities exchange. We cannot predict how much investor interest in our Company will generate the adequate amount of liquidity in our stock to create an active trading market for our Class B common stock. It is possible that an active trading market will not develop or continue, and there can be no assurance as to the price at which our Class B common stock will trade. The initial share price of our Class B common stock listed on the NYSE American may not be indicative of prices that will prevail in any future trading market.

There can be no assurances that our Class B common stock, once listed on the NYSE American, will not be subject to potential delisting if we do not continue to maintain the listing requirements of the NYSE American.

We intend to apply to list the shares of our Class B common stock on the NYSE American, under the symbol “ORIE.” An approval of our listing application by NYSE American will be subject to, among other things, our fulfilling all of the listing requirements of NYSE American. In addition, NYSE American has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing (i.e., being de-listed from NYSE American), would make it more difficult for stockholders to sell our Class B common stock and more difficult to obtain accurate price quotations on our Class B common stock. This could have an adverse effect on the price of our Class B common stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our Class B common stock is not traded on a national securities exchange.

Our multi-class structure may render our shares ineligible for inclusion in certain stock market indices, and thus adversely affect the share price of our Class B common stock and its liquidity.

We have issued and outstanding shares of Class B common stock and shares of Class A common stock and intend to apply to have our Class B common stock traded on the NYSE American. See “Our Class B common stock may not be approved for listing on the NYSE American,” above. Our multi-class structure may render our shares ineligible for inclusion in certain stock market indices, which may adversely affect the share price of our Class B common stock and its liquidity.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Upon the completion of this offering and the spin-off, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, a newly public company is not required to comply with either the management or the auditor reporting requirements related to internal control over financial reporting until its second annual report, if applicable.

Further, we intend to qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	an extended transition period to comply with new or revised accounting standards applicable to public companies; and

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions until the end of the fiscal year ending after the fifth anniversary of our initial registration statement filed related this offering, or such earlier time that we are no longer an emerging growth company and, if we do, the information that we provide stockholders may be different than you might receive from other public companies in which you hold equity. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our shares of common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, if we no longer qualify as an emerging growth company and a smaller reporting company, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our stock.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

There may not be an active trading market for shares of our Class B common stock and stockholders may find it difficult to transfer our securities.

Prior to this offering and the proposed spin-off, there has been no public trading market for shares of our common stock. We intend to apply to have our Class B common stock traded on the NYSE American and to satisfy all the requirements for that listing. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market in our common stock or how liquid such a market might become. It is possible that, if our Class B common stock is eventually listed on the NYSE American an active trading market will not develop or continue, and there can be no assurance as to the price at which our Class B common stock will trade. The initial share price of our Class B common stock may not be indicative of prices that will prevail in any future trading market.

We cannot predict the price range or volatility of our Class B common stock after it is listed, and sales of a substantial number of shares of our Class B common stock may adversely affect the market price of our Class B common stock. Except for stockholders subject to the Lock-Up Agreements, all of the shares of Class B common stock distributed to Genie’s stockholders in the spin-off transaction will be immediately eligible for resale in the public markets. It is possible that a significant number of those shares may be traded immediately, which would likely have a negative effect on the price of our Class B Common Stock. We have not entered into any stand-by underwriting arrangements or similar agreements to effect an orderly transition of our shares of Class B common stock after the spin-off transaction.

Investors may suffer dilution.

We may engage in equity financing to fund our future operations and growth.  If we raise additional funds by issuing equity securities, stockholders may experience significant dilution of their ownership interest (both with respect to the percentage of total securities held, and with respect to the book value of their securities) and such securities may have rights senior to those of the holders of our common stock.

Eight trusts for the benefit of children of Howard S. Jonas, Vice Chairman of our Board of Directors, upon spin-off will hold shares that, in the aggregate, represent more than a majority of the combined voting power of our outstanding capital stock, which may limit the ability of other stockholders to affect our management.

Following the spin-off, eight trusts for the benefit of children of Howard S. Jonas, (the “Trusts”), Vice Chairman of our Board of Directors, collectively have voting power over         shares of our common stock, (which is all the issued and outstanding shares of the Class A common stock), which are convertible into shares of our Class B common stock on a 1-for-1 basis, and          shares of our Class B common stock), representing approximately         % of the combined voting power of our outstanding capital stock, as of                 , 2021. In addition, as of                 2021, Howard S. Jonas holds          shares of our Class B common stock. Each of the Trusts has a different, independent trustee.

Howard Jonas serves as Vice Chairman of our Board of Directors, which is not an officer position.  However, he is Genie’s founder and served as an executive officer, including Genie’s Chief Executive Officer, for approximately four years, and the members of the Board and management often look to him for guidance on major financial, operational and strategic matters.

Howard S. Jonas will not have the right to direct or control the voting of the shares of our common stock that is held by the Trusts, and the independent trustees hold sole voting and dispositive power over the common stock held by the Trusts. However, he is the trustor of the trusts and is the father of each of the beneficiaries of the Trusts and his views may be taken into account by the trustees and others related to the Trusts.

We are not aware of any voting agreement between or among any of the Trusts and/or Howard S. Jonas, but if such a voting agreement or other similar arrangement exists or were to be consummated, if all or several or all of the Trusts were to act in concert, or if we issued additional Class A common stock, certain or all of the Trusts and/or Howard S. Jonas along with holders of the Class A common stock would be able to control matters requiring approval by our stockholders, including the election of all of the directors, amendment of organizational documents and the approval of significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets. As a result, the ability of any of our other stockholders to influence our management may be limited. In addition, our dual class structure has an anti-takeover effect, and accordingly, the holders of the shares of Class A common stock have the ability to prevent any change in control transactions that may otherwise be in the best interest of stockholders.

Although we do not intend to utilize the “controlled company” exemption that may now or in the future be afforded to us by the NYSE American, we may do so in the future which could limit or reduce the effectiveness of our corporate governance.

Upon spin-off, the Trusts will collectively hold shares that represent approximately          % of the combined voting power of our outstanding stock as of           , 2021. See “Eight trusts for the benefit of children of Howard S. Jonas, Vice Chairman of our Board of Directors, hold shares that, in the aggregate, represent more than a majority of the combined voting power of our outstanding capital stock, which may limit the ability of other stockholders to affect our management”, below, and “Holders of our Class B common stock have significantly less voting power than holders of our Class A common stock”, below.

Although we do not believe it to be the case currently, as a result of our current ownership by the Trusts or otherwise we may now or in the future qualify for the exceptions from the NYSE American’s corporate governance listing requirements available to us because we are a “controlled company” as defined in section 801(a) of the NYSE American Company Guide. Among other things, a “controlled company” may exempt itself from the requirement that (i) a majority of its directors be independent directors, (ii) its Compensation Committee, Corporate Governance Committee and/or Nominating Committee be comprised entirely of independent directors, and (iii) the Company not have a single Nominating/Corporate Governance Committee.

If we currently or in the future qualify as a “controlled company,” we do not intend to rely on any applicable exceptions from the NYSE American’s corporate governance listing requirements available to us because we are at that time a “controlled company.” However, there can be no assurance that we will not in the future, if at that time we are a “controlled company,” rely on any or all of the exceptions from the NYSE American’s corporate governance listing requirements available to us because we are a “controlled company.” If we do rely on any or all of the exceptions from the NYSE American’s corporate governance listing requirements because we are then a “controlled company,” the effectiveness of our corporate governance could be limited or reduced.

Holders of our Class B common stock have significantly less voting power than holders of our Class A common stock.

Holders of our Class B common stock are entitled to one-tenth of a vote per share on all matters on which our stockholders are entitled to vote, while holders of our Class A common stock are entitled to three votes per share. Because of their voting power, the holders of our Class A common stock would be able to control matters requiring approval by our stockholders, including the election of all of the directors, amendment of organizational documents and the approval of significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets. As a result, the ability of any of the holders of our Class B common stock to influence our management may be limited. In addition, our dual class structure has an anti-takeover effect, and accordingly, the holders of the shares of Class A common stock have the ability to prevent any change in control transactions that may otherwise be in the best interest of stockholders

There is limited liquidity in our Class B common stock, which may adversely affect your ability to sell your shares of our Class B common stock.

The market price of our Class B common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include, but are not limited to:

●	developments concerning intellectual property rights and regulatory approvals relating to us;

●	quarterly variations in our business and financial results or the business and financial results of our competitors;

●	the ability or inability of us to generate increases in revenue and profit;

●	the ability or inability of us to raise capital, and the terms and conditions associated with any such raising of capital;

●	developments in our industry and target markets;

●	the number of market makers who are willing to continue to make a market in our stock and the market or exchange on which they decide to make a market in our stock;

●	our ability to have our Class B common stock listed on the NYSE American; and

●	general market conditions and other factors, including factors unrelated to our own operating performance.

In recent years, the stock market in general has experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of shares of our Class B common stock, which could cause a decline in the value of our shares. Price volatility may be accentuated if trading volume of our Class B common stock is low, which historically has often been the case.  The volatility in our Class B stock may be combined with low trading volume.  Any or all of these above factors could adversely affect your ability to sell your shares of our Class B common stock or, if you are able to sell your shares, to sell your shares at a price that you determine to be fair or favorable.

We have no future plans to pay dividends on our Class B common stock.

We do not pay, and do not intend to pay, cash dividends on our Class B common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current, as well as any future, financing agreements may preclude us from paying any dividends. As a result, capital appreciation, if any, of our Class B common stock will be investors’ sole source of potential gain for the foreseeable future.

We are a “smaller reporting company” and “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies and emerging growth companies will make our Class B common stock less attractive to investors.

We are a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including “emerging growth companies” such as, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Our status as a “smaller reporting company” is determined on an annual basis. We cannot predict if investors will find our Class B common stock less attractive or our company less comparable to certain other public companies because we will rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future financial results may not be as comparable to the financial results of certain other companies in our industry that adopted such standards. If some investors find our Class B common stock less attractive as a result, there may be a less active trading market for our Class B common stock and our stock price may be more volatile.

The requirements of being a reporting public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.

As a reporting public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, making some activities more difficult, time-consuming or costly. This will put increased demand on our systems and resources, particularly after we are no longer a “smaller reporting company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a “smaller reporting company” and “emerging growth company”, as stated above, we receive certain reporting exemptions under The Sarbanes-Oxley Act.

Changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, which increases legal and financial compliance costs and time expenditures for internal personnel. These laws, regulations and standards are subject to interpretation, which in many cases due to their lack of specificity, their application in practice may evolve over time as regulators and governing bodies provide new guidance. These changes may result in continued uncertainty regarding compliance matters and may necessitate higher costs due to ongoing revisions to filings, disclosures and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate regulatory or legal proceedings against us and our business may be adversely affected.

As a public company under these rules and regulations, we expect that it may make it more expensive for us to hire external auditors to perform requisite outside audited financial statements, as well as obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee and could also make it more difficult to attract qualified executive officers.

As a result of disclosure of information in this Prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations.

General economic conditions may negatively impact our operations.

Economic downturns may negatively affect our operations. These conditions may be widespread or isolated to one or more geographic regions in which we operate. Higher wages, related labor costs, leasing costs, energy, insurance and fuel costs and the increasing cost trends in those markets may decrease our margins. Economic downturns will also decrease our customers’ ability to pay, either delaying payments, or increasing the cost of bad debt.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this Prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this Prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this Prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. All of the forward-looking statements made in this Prospectus are qualified by these cautionary statements.

USE OF PROCEEDS

Based upon an assumed public offering price of $        per share, which is the midpoint of the price range set forth on the cover of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the underwriting discounts and the estimated offering expenses payable by us, of approximately $        million assuming the Underwriter does not exercise its over-allotment option.

We plan to use the net proceeds we receive from this offering for general corporate purposes, including expansion into new markets and customer growth within existing markets as well as potential acquisitions.:

Use of Net Proceeds
$

We do not have any agreements at this time to potentially acquire other entities or businesses. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. However, the nature, amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management has and will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We have not paid dividends on our Class B common stock, and currently do not intend to pay any cash dividends on our Class B common stock in the foreseeable future. Our current policy is to retain all of our earnings to finance future growth. Any future declaration of dividends will be subject to the discretion of our Board of Directors.

In addition, we may incur debt financing in the future, the terms of which will likely prohibit us from paying cash dividends or distributions on our Class B common stock. Even if we are permitted to pay cash dividends in the future, we currently anticipate that we will retain all future earnings, if any, to fund the operation and expansion of our business and for general corporate purposes.

CAPITALIZATION

Set forth below is our cash and capitalization of Oriel as of June 30, 2021:

●	on a pro forma basis to reflect the contribution by Genie Energy International Corporation (a subsidiary of Genie) to Oriel of $10,000 in cash and the contribution of the GREI equity interests to Oriel in exchange for 100% interest in Oriel as well as the subsequent transfer to Oriel of the remaining equity interests in GREI;

●

on a pro forma as adjusted basis to reflect the issuance and sale of the shares by us in this offering at the public offering price of $       per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

You should read the information in the below table together with our consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

(in thousands, except per share amounts)	Pro Forma (unaudited)	Adjustments for Offering (unaudited)	Pro Forma As Adjusted (unaudited)

Cash	$3,779		$
Total debt at face value	—
Preferred stock, $0.01 par value; authorized – 10,000; none issued as of June 30, 2021 and December 31, 2020	—
Class A common stock, $0.01 par value; authorized shares – 35,000; none issued as of June 30, 2021 and December 31, 2020	—
Class B common stock, $0.01 par value; authorized shares – 200,000; 1 share issued and outstanding as of June 30, 2021 and December 31, 2020	—
Additional paid-in capital	269
Accumulated other comprehensive income	389
Accumulated deficit	(17,718)
Total Oriel Energy, Inc. capital deficiency	(17,060)
Noncontrolling interest	983)
Total capital deficiency	$(18,043)		$
Capitalization	$(18,043)		$

DILUTION

If you invest in our Shares in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of Class B common stock and the as adjusted net tangible book value per share of Class B common stock immediately after this offering.

Our unaudited pro forma net tangible book value as of June 30, 2021 was ($10.3 million), or ($10,268.21) per share of Class B and Class A Common Stock. Our unaudited pro forma net tangible book value is the amount of our total tangible assets less our liabilities. The unaudited pro forma consolidated net tangible liabilities reflect the contribution by Genie Energy International Corporation (a subsidiary of Genie) to Oriel of $10,000 in cash and the contribution of the GREI equity interests to Oriel in exchange for 100% interest in Oriel as well as the subsequent transfer to Oriel of the remaining equity interests in GREI. Unaudited pro forma net tangible book value per share of Common Stock is our unaudited pro forma net tangible book value divided by the number of outstanding shares of Class B and Class A Common Stock as of June 30, 2021.

Our adjusted net tangible book value (deficit) of our Class B common stock will be $         or $         per share. Adjusted net tangible book value (deficit) per share represents adjusted net tangible book value divided by the total number of shares outstanding after giving effect to the sale of the shares in this offering at the assumed public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us. This represents an immediate increase in as adjusted net tangible book value of $ per share to existing stockholders and an immediate dilution of $              per share to investors purchasing shares of common stock in this offering at the assumed public offering price.

The following table illustrates this dilution:

Assumed public offering price per share which is the midpoint of the price range set forth on the cover of this prospectus	$
Pro forma net tangible book value per Class B common stock as of June 30, 2021		$(10,268.21)
Increase in pro forma as adjusted net tangible book value per share attributable to this offering	$

Pro forma as adjusted net tangible book value per share, after this offering	$
Dilution per share to new investors in this offering	$

A $0.50 increase (decrease) in the assumed public offering price of $         per share of Class B common stock, which is the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share by $          , and increase (decrease) dilution to new investors by $          per share, in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise of outstanding, options, warrants having a per share exercise or conversion price less than the per share offering price to the public in this offering.

If the underwriters exercise in full their option to purchase additional Class B common stock in this offering, the pro forma as adjusted net tangible book value after the offering would be $ per share, the increase in net tangible book value to existing stockholders would be $ per share, and the dilution to new investors would be $ per share, in each case assuming a public offering price of $  per share, which is the midpoint of the price range set forth on the cover of this prospectus.

The number of shares of Class B common stock that will be outstanding after this offering is based on                shares of Class B common stock outstanding as of           and excludes the following as of that date:

●	up to shares of Class B common stock issuable upon the exercise of outstanding options under our 2021 Stock Option and Incentive Plan (the “Plan”) we intend to adopt prior to the offering, with a weighted average exercise price of $ per share;

●	up to shares of Class B common stock issuable upon conversion of the outstanding shares of Class A common stock, which are convertible into shares of our Class B common stock on a 1-for-1 basis; and

●	up to shares of Class B common stock available to be issued pursuant to the Over-Allotment Option.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The unaudited pro forma consolidated financial data reported below consist of an unaudited pro forma consolidated balance sheet as of June 30, 2021 and December 31, 2020 and unaudited pro forma consolidated statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020. The unaudited pro forma consolidated financial data reported below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited consolidated financial statements of GREI as of, and for the year ended, December 31, 2020 and the notes thereto. The below unaudited pro forma consolidated financial data were prepared on the same basis as GREI’s audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position and results of operations for these periods.

Oriel was formed on September 9, 2021, and 100% of the equity interests in GREI were subsequently contributed and transferred to Oriel, so that GREI became a wholly-owned subsidiary of Oriel. The following unaudited pro forma consolidated financial statements reflect the contribution by Genie Energy International Corporation (a subsidiary of Genie) to Oriel of $10,000 in cash and the contribution of the GREI equity interests to Oriel in exchange for 100% interest in Oriel as well as the subsequent transfer to Oriel of the remaining equity interests in GREI (the “Events”).

The unaudited pro forma balance sheet adjustments assume that Oriel existed and owned GREI in all periods presented, or, with respect to entities owned by Oriel, from the date the entity was acquired, if later. The unaudited pro forma balance sheet assumes that the Events took place on June 28, 2017 and the unaudited pro forma statements of operations assume that the Events took place on January 1, 2019.

The unaudited pro forma consolidated balance sheet and unaudited statements of operations included in this unaudited pro forma information have been derived from our audited and unaudited consolidated financial statements included elsewhere in this prospectus and do not project Oriel’s financial performance for any future period.

ORIEL ENERGY, INC.

PRO FORMA CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020

(in thousands, except per share data)	Oriel Historical Data	Pro Forma Adjustments		Pro Forma (Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$-	$6,408	(A)	$6,408
Trade accounts receivable, net of allowance for doubtful accounts	-	16,398	(A)	16,398
Prepaid expenses and other current assets	-	2,410	(A)	2,410
TOTAL CURRENT ASSETS	-			25,216
Goodwill	-	15,931	(A)	15,931
Other intangibles, net	-	7,159	(A)	7,159
Other assets	-	3,538	(A)	3,538
TOTAL ASSETS	$-			51,844

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade accounts payable	-	21,325	(A)	21,325
Accrued expenses	-	8,387	(A)	8,387
Contract liability	-	3,870	(A)	3,870
Other current liabilities	-	1,574	(A)	1,574
TOTAL CURRENT LIABILITIES	-			35,156
Due to Genie Energy Ltd.	-	25,799	(A)	25,799
Other liabilities	-	1,858	(A)	1,858
TOTAL LIABILITIES	-			62,813
Commitments and contingencies
CAPITAL DEFICIENCY:
Preferred stock, $0.01 par value; authorized – 10,000; none issued as of December 31, 2020 and 2019	-	-	(A)	-
Class A common stock, $0.01 par value; authorized shares – 35,000; none issued as of December 31, 2020 and 2019	-	-	(A)	-
Class B common stock, $0.01 par value; authorized shares – 200,000; 1 share issued and outstanding as of December 31, 2020 and 2019	-	-	(A)	-
Additional paid-in capital	-	197	(A)	197
Accumulated other comprehensive income	-	1,013	(A)	1,013
Accumulated deficit	-	(11,480)	(A)	(11,480)
Total deficit	-			(10,270)
Noncontrolling interests:
Noncontrolling interests	-	(699)		(699)
TOTAL CAPITAL DEFICIENCY				(10,969)
TOTAL LIABILITIES AND CAPITAL DEFICIENCY	$-			$51,844

ORIEL ENERGY, INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except per share data)	Oriel Historical Data	Pro Forma Adjustments		Pro Forma (Unaudited)

REVENUES:
Electricity	$-	$31,965	(A)	$31,965
Natural gas	-	8,320	(A)	8,320
Other	-	597	(A)	597
Total revenues	-			40,882
Cost of revenues	-	34,679	(A)	34,679
GROSS PROFIT	-			6,203
OPERATING EXPENSES:
Selling, general and administrative expenses	-	10,239	(A)	10,239
Loss from operations	-			(4,036)
Interest income	-	13	(A)	13
Interest expense	-	(409)	(A)	(409)
Equity in the net loss in equity method investees	-	(1,502)	(A)	(1,502)
Gain on acquisition of a subsidiary	-	5,473	(A)	5,473
Other loss, net	-	(31)	(A)	(31)
Loss before income taxes	-			(492)
Provision for income taxes		-	(A)	-
NET LOSS	-			(492)
Net loss attributable to noncontrolling interest	-	(161)	(A)	(161)
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	$-			$(331)
Loss per share
Basic	$-	$(331)	(B)	$(331)
Diluted	$-	$(331)	(B)	$(331)

Weighted-average number of shares used in the calculation of loss per share
Basic	$-	$1	(B)	$1
Diluted	$-	$1	(B)	$1

ORIEL ENERGY, INC.

PRO FORMA CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2021

(UNAUDITED)

(in thousands, except per share data)	Oriel Historical Data	Pro Forma Adjustments		Pro Forma (Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$-	$3,779	(A)	$3,779
Trade accounts receivable, net of allowance for doubtful accounts	-	17,655	(A)	17,655
Prepaid expenses and other current assets	-	2,299	(A)	2,299

TOTAL CURRENT ASSETS	-			23,733

Goodwill	-	16,043	(A)	16,043
Other intangibles, net	-	5,448	(A)	5,448
Other assets	-	3,354	(A)	3,354
TOTAL ASSETS	$-			48,578

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts payable	-	15,231	(A)	15,231
Accrued expenses	-	12,580	(A)	12,580
Contract liability	-	4,819	(A)	4,819
Other current liabilities	-	1,138	(A)	1,138
TOTAL CURRENT LIABILITIES	-			33,768
Due to Genie Energy Ltd.	-	31,414	(A)	31,414
Other liabilities	-	1,439	(A)	1,439
TOTAL LIABILITIES	-			66,621
Commitments and contingencies
CAPITAL DEFICIENCY:
Preferred stock, $0.01 par value; authorized – 10,000; none issued as of June 30, 2021 and December 31, 2020	-	-	(A)	-
Class A common stock, $0.01 par value; authorized shares – 35,000; none issued as of June 30, 2021 and December 31, 2020	-	-	(A)	-
Class B common stock, $0.01 par value; authorized shares – 200,000; 1 share issued and outstanding as of June 30, 2021 and December 31, 2020	-	-	(A)	-
Additional paid-in capital	-	269	(A)	269
Accumulated other comprehensive income	-	389	(A)	389
Accumulated deficit	-	(17,718)	(A)	(17,718)
Total deficit	-			(17,060)
Noncontrolling interests:
Noncontrolling interests	-	(983)	(A)	(983)
TOTAL CAPITAL DEFICIENCY				(18,043)
TOTAL LIABILITIES AND CAPITAL DEFICIENCY	$-			$48,578

ORIEL ENERGY, INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(UNAUDITED)

(in thousands, except per share data)	Oriel Historical Data	Pro Forma Adjustments		Pro Forma (Unaudited)

REVENUES:
Electricity	$-	$47,780	(A)	$47,780
Natural gas	-	18,487	(A)	18,487
Other	-	375	(A)	375
Total revenues	-			66,642
Cost of revenues	-	58,648	(A)	58,648
GROSS PROFIT	-			7,994
OPERATING EXPENSES:
Selling, general and administrative expenses	-	14,248	(A)	14,248
Loss from operations	-			(6,254)
Interest income	-	6	(A)	6
Interest expense	-	(252)	(A)	(252)
Other loss, net	-	(26)	(A)	(26)
Loss before income taxes	-			(6,526)
Provision for income taxes		-	(A)	-
NET LOSS	-			(6,526)
Net loss attributable to noncontrolling interest	-	(288)	(A)	(288)
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	$-			$(6,238)

Loss per share
Basic	$-	$(6,238)	(B)	$(6,238)
Diluted	$-	$(6,238)	(B)	$(6,238)

Weighted-average number of shares used in the calculation of loss per share
Basic	$-	$1	(B)	$1
Diluted	$-	$1	(B)	$1

ORIEL ENERGY, INC.

NOTES AND MANAGEMENT’S ASSUMPTIONS

TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENT

(UNAUDITED)

The following is a description of the pro forma adjustments to the consolidated financial statements:

(A)	Assumes Oriel existed prior to the earliest period presented and Genie contributed cash of $10,000 and its 95.5% interest in GREI, in exchange for 1,000 shares of Class B common stock with $0.01 par value or 100% interest in Oriel. Reflects consolidation of GREI with Oriel for all periods.

(B)	Basic and diluted earnings per share was calculated based on 1,000 shares of Class B common stock issued and outstanding for all periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations includes a number of forward-looking statements that reflect Management’s current views with respect to future events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. Those statements include statements regarding the intent, belief or current expectations of us and members of our management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by us in this Prospectus and in our other documents filed with the Securities and Exchange Commission. Important factors currently known to management could cause actual results to differ materially from those in forward-looking statements. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in the future operating results over time. We believe that our assumptions are based upon reasonable data derived from and known about our business and operations. No assurances are made that actual results of operations or the results of our future activities will not differ materially from our assumptions. Factors that could cause differences include, but are not limited to, expected market demand for our products, fluctuations in pricing for our products, and competition.

The following discussion provides information that management believes is relevant to an assessment and understanding of our past financial condition and plan of operations. The discussion below should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Prospectus.

Oriel Energy, Inc. (“Oriel”) is a Delaware corporation formed in September 2021. Oriel is currently an indirect subsidiary of Genie Energy Ltd. (“Genie”). Prior to the offering, Oriel will become a direct subsidiary of Genie (which will hold approximately 99.5% of the outstanding equity of Oriel), and simultaneous with the offering, Genie will spin-off Oriel to Genie’s stockholders and distribute its entire interest in Oriel to Genie’s stockholders.

Oriel owns 100% of Genie Retail Energy International LLC (“GREI”), a Delaware limited liability company. Prior to the incorporation of Oriel, GREI was a subsidiary of Genie. GREI was formed on June 28, 2017. GREI owns and operates retail energy providers (“REPs”) in the United Kingdom and Scandinavia. GREI holds a 100% interest in Shoreditch Energy Limited, a retail energy provider (“REP”) that serves retail customers in the United Kingdom under the name Orbit Energy (“Orbit”), a 92.5% interest in Lumo Energia Oyj (“Lumo Finland”), a REP serving residential customers in Finland, and a 98.8% interest in Lumo Energi AB (“Lumo Sweden”), which has served retail energy customers in Sweden since 2019. Prior to the offering, Genie and Oriel will effectuate a restructuring so that following the restructuring Oriel will own and operate the GREI entities described above that supply electricity and natural gas to residential and small business customers in certain countries in Europe (the “Restructuring”).

On October 8, 2020, GREI acquired 23.0% interest in Orbit that it did not previously own. The results of operations of the Company include the accounts of Orbit from the date of acquisition through December 31, 2020.

Prior to the acquisition of the remaining 23.0% of Orbit, we accounted for our investment in Orbit under the equity method of accounting. Under this method we recorded our share in the net income or loss of Orbit. Therefore, revenue generated, and expenses incurred were not reflected in our consolidated revenue and expenses. The accounts of Orbit are consolidated to the consolidated financial statements after the acquisition.

The spin-off will separate our businesses from the remainder of Genie’s operations and holdings. We, along with Genie’s management, believe that the operational and growth prospects of our businesses may best be realized by a separation from those that will remain with Genie based on several factors. These include geographical characteristics and growth prospects of our markets. As a separate company, investors will have the ability to independently value our company, a high-growth energy company, in contrast to Genie’s more mature business. As a separate company Oriel will have executive management dedicated to the Company’s growth and profitability and will not have to compete with other Genie businesses for resources.

The minority holders of Lumo Finland and Lumo Sweden includes an anticipated member of our management team and founding individuals of Lumo Finland who were instrumental during the early stages of the development of our Scandinavian markets.

We operate REPs that resell electricity and/or natural gas to residential and small business customers in United Kingdom, Finland and Sweden.

Our cost of revenues consists primarily of natural gas and electricity purchased for resale. Our REPs are party to supplier agreements with certain suppliers to each countries. Those REPs ability to purchase electricity and natural gas under this agreement is subject to satisfaction of certain conditions including the maintenance of certain covenants.

As an operator of REPs, Oriel does not own electrical power generation, transmission, or distribution facilities, or natural gas production, pipeline or distribution facilities. Instead, our REPs contract with various pipeline and distribution companies for natural gas pipeline, storage and transportation services. Our cost of revenues includes scheduling costs, metering costs, pipeline costs and utility service charges for the purchase of these services.

For risk management purposes, Oriel typically makes forward purchases of power and gas to protect against unfavorable fluctuations in market prices of the commodity. The purchases are usually done 3 to 12 months ahead of delivery and are based on expected volumes.

Seasonality and Weather

Lumo Finland’s revenue is seasonal. Approximately 62.8% of total revenues in 2020 were generated in the winter (28.4% in first quarter of 2020 and 34.4% in the fourth quarter of 2020) when the demand for heating is high. Approximately 64.1% of total revenues in 2019 were generated in the winter (31.4%  in first quarter of 2019 and 32.7% in the fourth quarter of 2019).

Planned Spin-off and Offering

In August 2021, the Board of Directors of Genie approved the results of a strategic review of its Genie’s businesses, including contemplating opportunities to separate GREI from Genie through a spin-off and/or initial public offering. On September 9, 2021, the Company created Oriel (see Note 1) and Genie Energy International Corp. (“GEIC”), a subsidiary of Genie, and Oriel signed a Contribution Agreement, whereby GEIC contributed its 95.5% interest in GREI to Oriel in exchange for a 100% interest in Oriel. On September 17, 2021, the holders of the remaining 4.5% equity interest in GREI transferred those interests to Oriel in exchange for interests in Genie and Oriel became a wholly-owned subsidiary of GREI.

Prior to the offering and spin-off as described in this Prospectus, Genie expects to contribute the then outstanding intercompany receivable from the Company (which was in an amount of $31.4 million and $25.8 million as of June 30, 2021 and December 31, 2020, respectively) in exchange for equity interests in the Company. This will have the effect of reducing our liabilities and a convert the capital deficiency to stockholder’s equity.

CRITICAL ACCOUNTING POLICIES

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Critical accounting policies are those that require application of management’s most subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods. Our critical accounting policies include those related to revenue recognition, allowance for doubtful accounts and goodwill. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. See Note 1 to the Consolidated Financial Statements in this Prospectus for a complete discussion of our significant accounting policies.

Revenue Recognition

Revenues from Sale of Electricity and Natural Gas

Revenue from the single performance obligation to deliver a unit of electricity and/or natural gas is recognized as the customer simultaneously receives and consumes the benefit. Variable quantities in requirements contracts are considered to be options for additional goods and services because the customer has a current contractual right to choose the amount of additional distinct goods. Orbit calculated unbilled revenues for the estimated amount customers will be billed for services rendered from the time meters were last read to the end of the respective accounting period. The unbilled revenue is estimated each month based on industry data flows. Revenue calculated from sale of electricity and natural gas includes an estimate of the quantity in units of electricity or natural gas supplied to customers by profile class. The estimate is made using historical consumption patterns, industry estimated consumption rates, and takes into consideration industry reconciliation processes. The estimated revenue is superseded when customer meter reads are received; at which point estimates are adjusted to actual usage.

We recognize the incremental costs of obtaining a contract with a customer as an asset if we expect the benefit of those costs to be received in a period longer than one year. We determined that certain sales commissions to acquire customers meet the requirements to be capitalized. Incremental customer acquisition cost are capitalized and amortized over a range of eighteen to twenty-four months. These costs and the related amortization are recorded within sales and marketing expenses. Total capitalized customer acquisition costs to obtain a contract was $0.8 million in each of the years ended December 31, 2020 and 2019. At December 31, 2020 customer acquisition costs of $0.6 million and $0.1 million were included in other current assets and other assets, respectively, on the consolidated balance sheet. At December 31, 2019 customer acquisition costs of $0.6 million and nominal amount were included in other current assets and other assets, respectively, on the consolidated balance sheet. The Company recognized $0.8 million and $0.6 million of amortization of capitalized customer acquisition cost, for the years ended December 31, 2020 and 2019, respectively. We continuously monitor our customer relationship periods to ensure compliance with the application of the standard.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses that result from the inability or unwillingness of our customers to make required payments. The allowance for doubtful accounts was $4.2 million at December 31, 2020 and $0.1 million at December 31, 2019. Our allowance is determined based on known troubled accounts, historical experience and other currently available evidence. Our estimates of recoverability of customer accounts may change due to new developments, changes in assumptions or changes in our strategy, which may impact our allowance for doubtful accounts balance. We continually assess the likelihood of potential amounts or ranges of recoverability and adjust our allowance accordingly, however, actual collections and write-offs of trade accounts receivable may materially differ from our estimates.

Acquisitions

The purchase price of each acquisition we consummate is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. Any purchase price in excess of these net assets is recorded as goodwill. The allocation of purchase price in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date. Results of operations of acquired companies are included in our results of operations as of the respective acquisition dates.

The accounting for business combinations requires estimates and judgment as to expectations for future cash flows of the acquired business, and the allocation of those cash flows to identifiable intangible assets, in determining the estimated fair value for assets acquired and liabilities assumed. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. If the actual results differ from the estimates and judgments used in these estimates, the amounts recorded in the financial statements could result in a possible impairment of the intangible assets and goodwill, require acceleration of the amortization expense of finite lived intangible assets, or the recognition of additional consideration which would be expensed.

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Goodwill and other indefinite lived intangible assets are not amortized. These assets are reviewed annually (or more frequently under various conditions) for impairment using a fair value approach.

Our goodwill balances were $15.9 million and $1.7 million at December 31, 2020 and 2019, respectively. Goodwill is not amortized since it is deemed to have an indefinite life. It is reviewed annually (or more frequently under various conditions) for impairment using a fair value approach.

The fair value of the reporting unit is estimated using discounted cash flow methodologies, as well as considering third party market value indicators. Calculating the fair value of the reporting units requires significant estimates and assumptions by management. Should the estimates and assumptions regarding the fair value of the reporting units prove to be incorrect, the Company may be required to record impairments to its goodwill in future periods and such impairments could be material.

We perform our annual goodwill impairment test as of October 1. In reviewing goodwill for impairment, we have the option, for any or all of our reporting units that carry goodwill - to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (i.e. greater than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If we elect to perform a qualitative assessment and determines that an impairment is more likely than not, we then required to perform the quantitative impairment test, otherwise no further analysis is required. We also may elect not to perform the qualitative assessment and, instead, proceed directly to quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether we choose to perform the qualitative assessment or proceeds directly to the quantitative impairment test. In 2020, we elected to perform a qualitative analysis for our Lumo Finland reporting unit as of October 1, 2020. The Company determined, after performing a qualitative analysis, that there was no evidence that it is more likely than not that the fair value of the identified reporting unit was less that the carrying amount, therefore, it was not necessary to perform a quantitative impairment test.

The determination of the fair value of our reporting units is based on an income approach, that utilizes discounted cash flows for each reporting unit and other Level 3 inputs as specified in the fair value hierarchy in ASC Topic 820, Fair Value Measurements and Disclosure. Under the income approach, we determine fair value based on the present value of the most recent cash flow projections for the reporting unit as of the date of the analysis and calculate a terminal value utilizing a terminal growth rate. The significant assumptions under this approach include, among others: income projections, which are dependent on future sales, new customers, customer behavior, competitor pricing, operating expenses, the discount rate, and the terminal growth rate. The cash flows used to determine fair value are dependent on a number of significant management assumptions such as the expectations of future performance and the expected future economic environment, which are partly based upon our historical experience. The estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on judgment of the rates that would be utilized by a hypothetical market participant.

RECENTLY ISSUED ACCOUNTING STANDARDS

Information regarding new accounting pronouncement are included in Note 1 — Description of Business and Summary of Significant Accounting Policies, to the Consolidated Financial Statements included in this Prospectus.

RESULTS OF OPERATIONS

Three and Six Months Ended June 30, 2021 and Compared to Three and Six Months Ended June 30, 2020

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
(amounts in thousands)	2021	2020	$	%	2021	2020	$	%
Revenues
Electricity	$20,660	$3,106	$17,554	565.2%	$47,780	$7,937	$39,843	502.0%
Natural gas	6,694	—	6,694	nm	18,487	—	18,487	nm
Others	271	191	80	41.9	375	247	128	51.8
Total revenues	$27,625	$3,297	$24,328	737.9	$66,642	$8,184	$58,458	714.3
Cost of revenue	23,320	1,503	21,817	nm	58,648	6,947	51,701	744.2
Gross profit	4,305	1,794	2,511	140.0	7,994	1,137	6,757	546.2
Selling, general and administrative expenses	7,053	1,072	5,981	557.9	14,248	2,188	12,060	551.2
(Loss) income from operations	$(2,748)	$722	$(3,470)	(480.6)%	$(6,254)	$(951)	$(5,303)	557.6%

Revenue. Our revenues increased in three and six months ended June 30, 2021 compared to the same periods in 2020 primarily due to the consolidation of Orbit in October 2020, an increase in meters served in Lumo Finland and the start of commercial operations of Lumo Sweden in the second quarter of 2020. Consolidation of Orbit increased our revenue in the three and six months ended June 30, 2021 by $21.3 million and $49.2 million, respectively. Operations at Lumo Sweden increased our revenue in the three and six months ended June 30, 2021 by $0.6 million and $1.6 million, respectively.

Other revenue included sales of solar panels, which Lumo Finland started selling in second quarter of 2019 and commissions from selling third-party products to customers of Lumo Finland.

(in thousands)	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Meters at end of quarter:
Electricity customers	141	135	132	121	105
Natural gas customers	52	47	47	46	43
Total meters	193	182	179	167	148

Meters served by our REPs (including those served by Orbit for all periods) increased to 193,000 at June 30, 2021 from 182,000 at March 31, 2021 and 179,000 at December 31, 2020 primarily as a result growth in Orbit’s and Lumo Finland’s customer bases. Lumo Sweden started commercial operations in the second quarter of 2020.

(in thousands)	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
RCEs at end of quarter:
Electricity customers	82	77	76	66	55
Natural gas customers	24	21	21	22	21
Total RCEs	106	98	97	88	76

The average rates of annualized energy consumption, as measured by residential customer equivalents, or RCEs, are presented in the chart below. An RCE represents a natural gas customer with annual consumption of 100 mmbtu or an electricity customer with annual consumption of 10 MWh. Because different customers have different rates of energy consumption, RCEs are an industry standard metric for evaluating the consumption profile of a given retail customer base.

RCEs increased 8.2% at June 30, 2021 compared to March 31, 2021 9.3% compared to December 31, 2020 primarily due primarily due to the increase in meters served as discussed above.

Cost of Revenues. Cost of revenue increased in the three and six months ended June 30, 2021 compared to the same periods in 2020. The increases in cost of revenues were consistent with the increases in revenues for the periods. Consolidation of Orbit increased GREI’s cost of revenue in the three and six months ended June 30, 2021 by $18.8 million and $41.7 million, respectively. Operations at Lumo Sweden increased cost of revenues in the three and six months ended June 30, 2021 and 2020 by $0.6 million and $2.5 million, respectively.

Selling, General and Administrative Expenses. The increase in selling, general and administrative expenses in the three and six months ended June 30, 2021 compared to the same periods in 2020 was primarily due to the consolidation of Orbit beginning in October 2020, continued growth of operations at Lumo Finland and the start of commercial operation of Lumo Sweden in the second quarter of 2020. Consolidation of Orbit increased GREI’s selling, general and administrative expenses for the three and six months ended June 30, 2021 by $5.7 million and $11.7 million, respectively. Marketing and customer acquisition-related expenses increased related to the increase in number of meters acquired. The number of employees also increased in three and six months ended June 30, 2021 compared to same period in 2020 as a result of the expansion of operations in Scandinavia.

The following is a discussion of our consolidated income and expense line items below (loss) income from operations.

	Three months ended June 30,		Change		Six months ended June 30,		Change
(amounts in thousands)	2021	2020	$	%	2021	2020	$	%
Loss from operations	$(2,748)	$722	$(3,470)	(480.6)%	$(6,254)	$(951)	$5,303	557.6%
Interest income	5	6	(1)	(16.7)	6	7	(1)	(14.3)
Interest expense	(129)	(108)	21	19.4	(252)	(219)	33	15.1
Equity in net loss in Orbit	—	(1,502)	(1,502)	nm	—	(1,502)	(1,502)	nm
Other (loss) income, net	(1)	—	(1)	nm	(26)	(1)	25	nm
Provision for income taxes	—	—	—	nm	—	—	—	—
Net loss	(2,873)	(882)	(1,991)	225.7	(6,526)	(2,666)	(3,860)	(144.8)
Net income (loss) attributable to noncontrolling interests	63	(65)	128	196.9	(288)	(265)	23	8.7
Net Loss attributable to Genie Retail Energy International LLC	$(2,936)	$(817)	$(2,119)	(259.4)%	$(6,238)	$(2,401)	$3,837	159.8%

Equity in net loss of Orbit. Prior to the acquisition of the remaining interest in Orbit in October 2020,  we accounted for our ownership interest in Orbit using the equity method since we had the ability to exercise significant influence over Orbit Energy’s operating and financial matters, although we did not control Orbit. As of October 7, 2020, the book value the Company’s investment in Orbit was reduced to nil as a result of our share in accumulated losses of Orbit using the equity method of accounting, and as result, we did not recognize certain portion of our share in net losses Orbit prior to the acquisition in October 2020 as the we had no obligation to fund Orbit’s losses. Our share in Orbit’s net loss in the three and six months ended June 30, 2020 was $1.5 million.

Other (loss) income, net. Other income (loss), net in the three and six months ended June 30, 2021 and 2020 consisted primarily of foreign currency transactions.

Interest expense. Interest expense in the three and six months ended June 30, 2021 and 2020 consisted primarily of interest from intercompany advances from Genie.

Net income (loss) attributable to noncontrolling interest. The fluctuation in net income (loss) attributable to noncontrolling interest pertained to share of noncontrolling interest in the operations of GREI and Lumo Finland.

Year Ended December 31, 2020 compared to Year Ended December 31, 2019

	Year Ended December 31,		Change
(amounts in thousands)	2020	2019	$	%
Revenues:
Electricity	$31,965	$15,002	$16,963	113.1%
Natural gas	8,320	—	8,320	nm
Others	597	189	408	215.9
Total revenues	40,882	15,191	25,691	169.1
Cost of revenue	34,679	14,625	20,054	137.1
Gross profit	6,203	566	5,637	995.9
Selling, general and administrative expenses	10,239	4,007	6,232	155.5
Loss from operations	$(4,036)	$(3,441)	$595	17.3%

Revenue and Cost of Revenue. Revenues and cost of revenue increased in 2020 compared to 2019 primarily due to the consolidation of Orbit in October 2020, an increase in meters served in Lumo Finland during 2020 and the start of commercial operations of Lumo Sweden in the second quarter of 2020. The consolidation of Orbit increased our revenue and cost of revenue in 2020 by $22.4 million and $19.8 million, respectively. Excluding the impact of the consolidation of Orbit, revenue and costs of revenue increased by $3.3 million and 0.3 million respectively, on the launch of operations at Lumo Sweden and growth in Lumo Finland.

Other revenue includes sales of solar panels, which Lumo Finland started selling in second quarter of 2019 and commission from selling third-party products to customers of Lumo Finland.

(in thousands)	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
Meters at end of quarter:
Electricity customers	132	121	105	96	86
Natural gas customers	47	46	43	40	34
Total meters	179	167	148	136	120

Meters served by our REPs increased to 179,000 at December 31, 2020 from 120,000 (including meters served by Orbit) at December 31, 2019 primarily as a result growth in Orbit’s and Lumo Finland’s customer bases. At the time of our acquisition of the remaining interest in Orbit in October 2020, Orbit had approximately 58,000 and 46,000 electric and natural gas meters, respectively. Lumo Sweden started commercial operations in the second quarter of 2020.

(in thousands)	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019
RCEs at end of quarter:
Electricity customers	76	66	55	50	46
Natural gas customers	21	22	21	19	17
Total RCEs	97	88	76	69	63

RCEs increased 54.0% at December 31, 2020 compared to December 31, 2019 primarily due to the increase in meters served as discussed above.

Selling, General and Administrative. The increase in selling, general and administrative expense in 2020 compared to 2019 was primarily due to the consolidation of Orbit in October 2020, an increase in activity in level of operations in Lumo Finland and the start of commercial operations of Lumo Sweden. Expenses at Orbit and Lumo Sweden increased our selling, general and administrative expenses in 2020 by $4.9 million and $0.8 million, respectively. Excluding the impact of the consolidation of Orbit, selling, general and administrative costs increased by $1.1 million on the launch of operations at Lumo Sweden and increased costs at Lumo Finland.

The following is a discussion of our consolidated income and expense line items below loss from operations.

	Year Ended December 31,		Change
(amounts in thousands)	2020	2019	$	%
Loss from operations	$(4,036)	$(3,441)	$595	17.3%
Interest income	13	10	3	30.4
Interest expense	(409)	(352)	57	16.2
Equity in the net loss of equity method investees	(1,502)	(4,440)	(2,938)	(66.2)
Gain on the consolidation of subsidiary	5,473	—	5,473	nm
Other income, net	(31)	87	(118)	(135.6)
Provision for from income taxes	—	—	—	—
Net loss	(492)	(8,136)	(7,644)	(94.0)
Net loss attributable to noncontrolling interests	(161)	(933)	(772)	(82.7)
Net income attributable to Genie Retail Energy International LLC.	$(331)	$(7,203)	$(6,872)	(95.4)%

nm — not meaningful

Equity in net loss of joint venture. Prior to our acquisition of the remaining interest in Orbit in October 2020,  we accounted for our ownership interest in Orbit using the equity method since we had the ability to exercise significant influence over Orbit’s operating and financial matters, although we did not control Orbit. As of October 7, 2020, the book value of our investment in Orbit was reduced to nil as a result of our share in accumulated losses of Orbit using the equity method of accounting, and as a result, we did not recognize certain portions of our share in the net losses Orbit prior to the acquisition in October 2020 as we had no obligation to fund the losses. Our share in Orbit’s net loss in 2020 was $1.5 million compared to $4.4 million in 2019. The decrease is primarily due to the decrease in our capital contributions to Orbit for the period from January 1, 2020 to October 7, 2020 compared to the year ended December 31, 2019.

Gain on Consolidation of Subsidiary. Gain on consolidation of subsidiary in 2020 was from the acquisition of the remaining interest in Orbit in October 2020. The gain pertains to the estimated fair value of the noncontrolling interest to Orbit immediately prior to acquisition. The carrying value of our investment in Orbit immediately before the acquisition was nil.

Net Loss Attributable to Noncontrolling Interests. The decrease from loss attributable to noncontrolling interest in 2020 was mainly due to the improvement of results of operations of Lumo Finland in 2020 compared to 2019 due to increase in revenues and customer base as discussed above.

LIQUIDITY AND CAPITAL RESOURCES

General

We currently expect that our cash flows from operations in the next twelve months, the $3.8 million balance of cash we held at June 30, 2021, net proceeds from this offering and an expected capital contribution from Genie in the fourth quarter will be sufficient to meet our currently anticipated cash requirements for at least the period from July 1, 2021 to March 16, 2022.

At June 30, 2021, we had working capital deficit (current assets less current liabilities) of $10.0 million.

	Six months ended June 30,
(amounts in thousands)	2021	2020
Cash flows (used in) provided by:
Operating activities	$(8,251)	$(475)
Investing activities	—	(1,502)
Financing activities	5,614	1,841
Effect of exchange rate changes on cash and cash equivalents	8	13
Increase in cash and cash equivalents	$(2,629)	$(123)

Operating Activities

Cash used in continuing operating activities was $8.2 million and $0.5 million in the six months ended June 30, 2021 and 2020, respectively. Net income from continuing operations after non-cash adjustments decreased cash flows by $2.8 million for the six months ended June 30, 2021 compared to $0.3 million for the same period in 2020. The increase in the cash used in continuing operations is primarily the result of the consolidation of Orbit in October 2020.

Our cash flows from operations vary significantly from quarter to quarter and from year to year, depending on our operating results and the timing of operating cash receipts and payments, specifically trade accounts receivable and trade accounts payable. Changes in working capital decreased cash flows by $5.3 million for the six months ended June 30, 2021, compared to the same period in 2020. Changes in other assets increased cash flows by $0.2 million for the six months ended June 30, 2021, compared to the same period in 2020.

Orbit Energy has an exclusive contract with Shell U.K. Limited (“SEEL”) to provide electricity and natural gas to Orbit Energy until June 2024, with SEEL’s option to extend through June 2027. SEEL provides access to the forward market such that Orbit Energy can enter into forward hedge position for its customers which protects the Company from mark-to-market fluctuations. The contract with SEEL is secured by fixed and floating charges over the assets of Orbit Energy and a pledge of the outstanding equity interest of Orbit Energy. The contract is also subject to satisfaction of certain conditions including the maintenance of certain covenants which includes minimum levels of cash, gross margin, net worth, as defined in the contract, earnings before tax, as defined in the contract and provision for bad debts on accounts receivable. At June 30, 2021, Orbit Energy was in compliance with such covenants. At June 30, 2021, Orbit Energy’s total liability to SEEL was $4.1 million included in trade accounts payable and accrued expenses accounts in the consolidated balance sheet.

Investing Activities

In the six months ended June 30, 2020, we invested $1.5 million in Orbit which was accounted for under equity method of accounting.

Financing Activities

Cash provided by financing activities related to cash advances from Genie was $5.6 million and $1.8 million for the six months ended June 30, 2021 and 2020, respectively.

We do not anticipate paying dividends on our common stock in the foreseeable future. Our current policy is to retain all of our earnings to finance future growth. The payment of dividends in any specific period will be at the sole discretion of our Board of Directors.

BUSINESS

Overview

Oriel is comprised of REPs operating in the U.K. through our 100% ownership of Orbit Energy, in Finland, through our 92.5% interest in Lumo Finland and in Sweden through Lumo Sweden. Oriel’s REP businesses purchase electricity on the wholesale markets and resell these commodities to their residential customers through both variable rate and fixed rate programs.

Oriel’s REP businesses operate under several brand names including Lumo Energia, and Orbit Energy (United Kingdom). Lumo Finland and Lumo Sweden resell electricity, while Orbit Energy supplies both electricity and natural gas.

On October 8, 2020, we acquired the remaining 23.0% interest in Orbit that we did not previously own, which increased our interest to 100%.

As of June 30, 2021, Oriel’s REPs, including Orbit Energy, served 193,000 meters, an increase from 148,000 meters as of June 30, 2020. The increase was due to the continuous investment in the growth of Lumo Finland and Orbit Energy. The Company also started the commercial operations of Lumo Sweden in the second quarter of 2020. As of June 30, 2021, we served 106,000 RCEs, an increase from 76,000 RCEs as of June 30, 2020. The increase in RCEs primarily resulted from the increase in meters served as discussed above.

Nordic Electricity Market

Lumo Finland and Lumo Sweden (together, Lumo) serve the Nordic electricity market.

The Nordic electricity system utilizes a mixture of generation sources, including hydro, nuclear biomass and wind power. The Nordic region has a large share of electricity heated houses, resulting in a consumption profile that is higher than in the rest of the European Union (“EU”). Electricity consumption is highly dependent on weather factors, with lower electricity demand in the summer and increased consumption in the wintertime.

Lumo generally has no significant fixed assets and low levels of capital expenditure. Their cost of revenue is incurred through the purchase of electricity in their respective wholesale markets. Selling, general and administrative expenses are primarily related to the acquisition and retention of customers and billing and collections.

In Finland, green electricity is covered by GoO-certificates which REPs can acquire directly from producers or other relevant market participants that operate within the European Economic Area (EEA). Electricity that is not covered by GoOs is from mixed sources, mainly energy from fossil sources. Finnish REPs are required to disclose the mix of electricity sold in the preceding year. Sweden has its own nationally supported certificate scheme called “elcert” whereby accredited generation assets receive one “elcert” per MWh produced. Demand for these certificates is created by a legal obligation placed on REPs and obligated consumers to obtain certificates sufficient to cover a given share of the power that they sell or use respectively.

Lumo Finland

Lumo Finland was founded in 2015 and began servicing customers in 2016. Lumo Finland operates in the Finnish electricity market. The Company acquired an 80.0% controlling interest of Lumo Finland in January 2019 and has since increased its ownership to 92.5%. Lumo Finland operates in all of Finland (excl. Ålands-islands) and sells electricity primarily to private consumers and small businesses. In addition to retail electricity, Lumo Finland also markets solar & EV-charging solutions. Lumo’s principal electricity products are Fixed, Variable and Premium rate plans.

Lumo Finland’s revenue is seasonal. Approximately 62.8% of total revenues in 2020 were generated in the winter (28.4% in first quarter of 2020 and 34.4% in the fourth quarter of 2020) when the demand for heating is high. Approximately 64.1% of total revenues in 2019 were generated in the winter (31.4%  in first quarter of 2019 and 32.7% in the fourth quarter of 2019).

In Finland, Electronic Data Interchange (“EDI”) is being replaced by a centralized DataHub in Q1 2022 under which information exchange between market participants is expected to be nearly instant. The company expects that the implementation of DataHub may enable it to offer new products and services that give customers better options to take advantage of smart energy management.

Lumo has 22 employees across Finland & Sweden of which 18 are full-time.

Lumo Sweden

Lumo Sweden is a Swedish REP founded in October 2019 and commenced commercial operations in April 2020. Its customers are spread across Sweden, and are primarily residential with some being small businesses.  Since the start of commercial operations Lumo Sweden has focused on growing its customer base, improving brand recognition and increasing digital sales.

The Swedish electricity market is divided into four different price regions based on geographic location. The capital Stockholm region is the largest market for Lumo Sweden. Historically, the price for supply in the northern price regions has been lower compared to the other price regions due to the presence of a number of hydroelectric power plants and lower overall demand. The price in the south, however, has been the higher due to a higher demand and lower local supply, mostly solar and wind. Traditionally market prices are higher in the winter season due to increased demand and lower amounts of wind. In recent years, price volatility has increased in the summer months due to significant increases on wind output and changes in climate (i.e. drought). In Sweden EDI is also expected to be replaced by a centralized DataHub but timing is uncertain.

Marketing

Lumo acquires customers both in Finland and Sweden primarily through branded and affiliated websites as opposed to traditional customer acquisition methods. Lumo’s marketing efforts focus on digital channels such as search engine marketing, social media, display and email marketing and are designed to drive traffic to Lumo’s branded websites. Lumo’s branded sites offers customers variable and fixed rate products. Remarketing for customers who have already visited the website is done through display advertising on both social media and search engines.

Lumo’s variable rate in Finland is tied to the Finnish Area Price index while in Sweden the variable rate is tied to the Swedish Area Price Index. Both indexes are operated by NordPool AS. Currently, Lumo offers two types of variable rates: the first is based on monthly average prices and the other is based on the hourly price. A fixed margin per kWh is added on top of the variable rate.

Lumo competes and acquires customers using special initial discounts that are meant to introduce the consumer to Lumo. Lumo is mainly a consumer brand and thus is not dependent on one or a few customers.

The customers are also offered multiple billing and payment methods in order to make payments convenient. They can also access their consumption through an online portal where they can also access their invoices, payments, contract and other documents, as well as change their product and add upgrades (VAS). The majority of Lumo customers have commitments from 0-6 months.

Lumo in Finland is starting to be recognized as a prominent consumer brand, while in Sweden Lumo is still an emerging brand.

Acquisition and Management of Electric Supply

The Nordic electricity market consists of various marketplaces that are “time windows” for physical trading in electricity: the day-ahead market, the intra-day market and the balancing market. In the Nordic countries, the vast majority of trading is done on the day-ahead market (spot market), and the “system price” (which is the common Nordic price for all hours of the following 24-hour period) is crucial for price formation within other time windows including the intra-day and balancing markets and the financial market for long-term contracts.

The intra-day market is primarily a correction market, where participants have the opportunity to trade into balance, including adjusting any earlier trading. The intra-day market closes one hour before the delivery hour. The balancing market trades in automatic and manual reserves used by the Nordic transmission system operators (“TSOs”) in order to maintain power balance during the hour of operation. The Nord Pool Spot is responsible for the day-ahead market and the intra-day market, while the TSOs are responsible for the balancing market.

For risk management purposes, Lumo typically makes forward purchases of power and gas to protect against unfavorable fluctuations in market prices of the commodity. The purchases are usually done 3 to 12 months ahead of delivery and are based on expected volumes.

Competition

There are dozens of registered REPs in Finland and Sweden, including those operated by energy producers, affiliates of local grid companies and independent contractors. In recent years, the REP industry has experienced consolidation resulting in larger REPs.  Most of the traditional REPs are either wholly-owned by the local municipality or the local municipality has an ownership interest in the REP. These REPs are generally defensive businesses that do not attract customers outside their local geographical area.

A significant portion of Finland’s residential customer base continues to purchase its supply from their local grid company’s affiliate REPs despite the proliferation of competitive suppliers. Most new REPs seek to build market share with aggressive pricing. The main focus of Lumo is to gain new customers, upgrading these customers to better margin products while controlling churn and balancing growth and profitability.

Customer churn is a significant factor in the REP business. Lumo REPs monthly churn rates average approximately four percent per month. Customer churn tends to decrease when commodity prices fall, when weather-driven consumption decreases, when the price to REP customers decreases relative to competitors (including the incumbent utility provider), or when the REPs incentivize customer tenure. Customer churn tends to increase when commodity prices rise, when weather- driven consumption increases or spikes, or when the price to REP customers increases relative to the prices charged by competitors (including incumbent utility providers). Newly acquired customers typically have higher rates of churn than longer-tenured customers.

Regulation

Each REP in Finland or Sweden must be registered with each country’s Energy Authority in order to be able to operate. Although REPs enjoy certain freedom with respect to their operations (i.e. marketing and pricing), they must comply with various regulations and laws, including Finnish or Swedish Energy authority rules and regulations governing electricity supply pricing, marketing, types of offerings and contracts, as well as general guidelines set forth in the Finnish or Swedish Electricity Market Law.  In Sweden, energy retailers are prohibited from bundling their products with other services and are limited to energy related products and services.

COVID-19

The global pandemic did not have any significant impacts on Lumo’s business, market environment or employees. Lumo has been closely following its open receivables, but no changes have been noted since the beginning of the pandemic. Credit losses are not expected to increase.

United Kingdom

Oriel holds, through its subsidiary, Genie Energy UK Ltd (“GEUK”), a 100.0% interest in Orbit, a REP that operates in the United Kingdom.

The Gas Act of 1986 led to the privatization of the British natural gas market while the Electricity Act of 1989 provided for the privatization of the electricity industry. The residential energy market was opened to competition between 1996 and 1999.

Orbit was incorporated in 2015 and is licensed to sell both electricity and natural gas in the United Kingdom. In July 2017, GREI entered into a joint venture in which it held a non-controlling interest in Orbit. On October 8, 2020, GREI purchased the remaining interest resulting in Orbit becoming a wholly-owned subsidiary of GEUK, which is an indirect subsidiary of Oriel. Orbit commenced commercial operations in January 2018. Orbit operates in the mainland United Kingdom, excluding Northern Ireland, serving primarily residential customers. Orbit offers customers a choice of fixed-price contracts, typically ranging in tenure from one to three years (with the majority taking one-year fixed-price contracts) and variable price products. At June 30, 2021, approximately 75% of customers were on a variable price product. A small portion of Orbit’s customers are on the government-mandated price cap.

Orbit offers its customers the following products:

Fixed price products up to a 3-year term. Orbit benefits from fixed price products when the forward energy curve is lower than the prevailing price cap set by the Office of Gas and Electricity Markets (“OFGEM”). For example, if the price cap is set at £1,200/ year for an average customer and the market falls, Orbit can sell below £1,200 and share the savings between the customer and Orbit. Conversely (as has been the case for most of 2021), when the wholesale market is above the price cap a fixed price product would not show any saving to the customer. Accordingly, Orbit has moved from approximately seventy-five percent fixed product mix to closer to only twenty-five percent of products now on fixed products.

Variable price products have no fixed price duration, but must be at or below the price cap set by OFGEM. These products are generally sold when the market price is above the price cap as has been the case for most of 2021.

Finally, Orbit offers index price products, which offer customers a lifetime five percent discount to the price cap set by OFGEM for as long as OFGEM has a price cap. The index price products are popular among customers when the wholesale curve is at or above the price cap but do not generally sell when the market price is below the price cap as customers do not see immediate savings.

Orbit’s revenue is seasonal. Approximately 66% of energy is consumed in the UK’s six winter months as opposed to only 34% in the summer months.

Marketing

Before the start of the COVID-19 pandemic, Orbit used a wide range of marketing tools to acquire new customers including door-to-door sales, venue sales, telephone and digital through price comparison engines. The majority of customers were acquired through the use of third-party marketing and sales companies. During the pandemic, however, Orbit closed down its door-to-door and venue sales operations and relied primarily on telephone marketing and online channels. The majority of customers are now acquired through the use of third-party marketing sales companies. Orbit is primarily targeting customers who are on a relatively high tariff with their existing suppliers presenting target customers with potential savings compared to their current suppliers.

Approximately 80.0% of the U.K. market is on credit meters. These customers typically pay on receipt of a bill or through a monthly flat direct-debit (“DD”) or credit card payment which is set to recover the annual consumption. The other 20.0% of customers pay for their energy consumption using pre-payment meters. These meters are “topped up” using tokens, allowing customers to only use what they paid for, thus enabling greater control on consumption.

Orbit is responsible for billing and collecting from its customers directly. Invoices and statements of account are sent monthly for credit customers and annual statements are delivered for its pre-paid customers. The majority of customers receive their statements of account every month.

As a consumer-focused company, Orbit does not have any material reliance on key or large customers.

Approximately 90.0% of credit customers have an active DD or credit card arrangement with Orbit and pay for their annual consumption through flat monthly payments.

Customer churn is a significant factor in the REP business. Orbit Energy’s monthly churn rates average approximately 4% per month. Customer churn tends to peak around the large price change events which are centered around April 1 and October 1 as this is when the price cap rate from OFGEM changes. Churn around these times of year runs at approximately 5% per month for a quarter and at approximately 3% outside of these time periods.

Procurement and Management of Gas and Electricity

REPs in the United Kingdom generally have no significant fixed assets and low levels of capital expenditure. Their cost of revenue is incurred to purchase electricity and natural gas in their respective wholesale markets, and other factors. Selling, general and administrative expenses are primarily related to customer acquisition, customer retention, billing, and collections.

Orbit does not own electrical power generation, transmission, or distribution facilities, or natural gas production, pipeline or distribution facilities.

Orbit Energy has an exclusive contract with Shell U.K. Limited (“SEEL”) to provide electricity and natural gas to Orbit Energy until June 2024, with SEEL having an option to extend through June 2027. SEEL provides access to the forward market such that Orbit Energy can enter into forward hedge position for its customers which protects the Company from mark-to-market fluctuations. The contract with SEEL is secured by fixed and floating charges over the assets of Orbit Energy and a pledge of the outstanding equity interest of Orbit Energy. The contract is also subject to satisfaction of certain conditions including the maintenance of certain covenants which includes minimum levels of cash, gross margin and net worth ( as defined in the contract), earnings before tax (as defined in the contract) and provision for bad debts on accounts receivable. At June 30, 2021, Orbit Energy was in compliance with such covenants. At June 30, 2021, Orbit Energy’s total liability to SEEL was $4.1 million included in trade accounts payable and accrued expenses accounts in the consolidated balance sheet.

Orbit has the ability to purchase electricity or gas from other sources through SEEL, if lower costs are available. (A sleeve fee is payable if energy is sourced from elsewhere.)

Orbit currently contracts with the National Grid of the United Kingdom and seven distribution companies that deliver electricity to fourteen regions in the United Kingdom.

Orbit also contracts with CNG Energy Ltd. to ship the natural gas from injection point to the customers. CNG is primarily an intermediary between Orbit and the gas pipeline companies.

Competition

Orbit competes with other independent energy providers. More than 60.0% of the UK market is dominated by the “Big 5” energy companies with the rest of the market served by small and mid-size energy suppliers.

REPs compete on price, customer service, ease of switching service providers and other ancillary services. Orbit competes by focusing on strong customer acquisition, price flexibility and on certain underserved segments of the market.

Regulation

The energy market in the United Kingdom is regulated by OFGEM. OFGEM is a non-ministerial government department and an independent National Regulatory Authority, recognized by European Union Directives. The OFGEM’s role was originally defined in the privatization statutes (Gas Act of 1986 and Electricity Act of 1989) but was significantly changed by the Utilities Act of 2000, which gave OFGEM a new primary duty of protecting consumers wherever appropriate by promoting effective competition. One of its key secondary duties is to protect the interests of low-income customers. OFGEM regulates minimum levels of standards and how an energy company communicates with its customers with respect to timing of invoicing, price change communication, information that is provided on invoices, compensation and levels of smart meter installation. OFGEM also set a maximum price that a REP can charge a customer if the customer has not actively chosen a tariff or if they are on a variable tariff. OFGEM resets the price cap every six months by reference to the average forward twelve month wholesale market price seen in the preceding six months. U.K. REPs are required to provide a variety of reports to OFGEM including customer complaints, meter read performance and tariffs by customers to collect data on topics of interest or to check on compliance with the license conditions. Inspection by OFGEM is done through these reports and monitoring public information like customer feedback on social media. In addition, OFGEM conducts quarterly review with our Orbit account manager. OFGEM also has the power to carry out ad-hoc inspections.

Employees

Orbit employees approximately 30 people; with 25% home based. The remainder are based in a central London Office location, but as a result of Covid-19 pandemic, the majority of the workforce has been working from home for over a year and it is expected that this trend to more home-based roles will continue.

Impact of COVID

In addition to the sales channel change already discussed, the primary impact on the business has been on increasing the financial stress and so vulnerability of our customer base. At an industry (Ofgem) level the average provision for bad debt has increased from 1% of revenue pre-pandemic to 3%.

Employees and Human Capital Resources

Attracting and retaining qualified personnel familiar with our businesses who head our different businesses units is critical to our success. As of September 17, 2021, we had 51 employees, 29 located in United Kingdom and 22 located in Finland.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. To accomplish that, our compensation practices are designed to attract and retain qualified and motivated personnel and align their interests with the goals of the Company and with the best interests of our stockholders. Our compensation philosophy is to provide compensation to attract the individuals necessary for our current needs and growth initiatives and provide them with the proper incentives to motivate those individuals to achieve our long-term plans, which includes among other things, equity and cash incentive plans that attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently a party to any legal proceedings, the adverse outcome of which, in our management’s opinion, individually or in the aggregate, would have a material adverse effect on the results of our operations or financial position. There are no material proceedings in which any of our directors, officers or affiliates or any registered or beneficial holder of more than 5% of our capital stock is an adverse party or has a material interest adverse to our interest.

MANAGEMENT

Directors and Executive Officers

Set forth below is information concerning our current executive officers and directors.

Name	Age	Position
Michael Stein	37	Chief Executive Officer and Director
Avi Goldin	43	Chief Financial Officer and Director
Howard S. Jonas	64	Vice Chairman of the Board of the Directors

Prior to the offering and spin-off, Mr. Stein and Mr. Goldin will resign as Chief Executive Officer and Chief financial Officer, respectively, and we intend to appoint Otto Savasti as Chief Executive Officer and Justin Price as Chief Financial Officer. Mr. Stein and Mr. Goldin currently serve on the Board of Directors, however, prior to the offering and spin-off, we intend to replace Mr. Goldin and add three independent directors, so that a majority of the Board of Directors will be independent. Set forth below is biographical information with respect to the Company’s current executive officers and directors. Biographical information for Messrs. Savasti and Price is also set forth below.

Michael Stein has served as the Company’s Chief Executive Officer and Director since inception. Mr. Stein has served as Chief Executive Officer of Genie since November 2017 and had served as Chief Operating Officer from March 2017 to November 2017 and as Executive Vice President of Genie from May 2014 to March 2017. Mr. Stein has served as Chief Executive Officer of Genie Retail Energy, Inc. since May 2015. In addition, Mr. Stein serves as Chief Executive Officer of Diversegy LLC and Executive Chairman of Retail Energy Holdings, the operating entity of Town Square Energy. Mr. Stein served as Senior Vice President of Operations from January 2014 to May 2014. From July 2012 to January 2014, Mr. Stein was Senior Vice President of Business Development of IDT Telecom. From June 2007 to January 2009, Mr. Stein was an analyst at Belstar Investment Management. Mr. Stein has also served as communal leader at the Riverdale Jewish Center in Bronx, New York. Mr. Stein is also a trustee of the Etzion Foundation. Mr. Stein received his B.A. in Psychology from Yeshiva University.

Avi Goldin has served as the Company’s Chief Financial Officer and Director since inception. Mr. Goldin has served as Chief Financial Officer of Genie since August 2011 and Chief Financial Officer of GRE since May 2015. Mr. Goldin also served as Vice President of Corporate Development of IDT Corporation (“IDT”) from May 2009 through October 2011. Mr. Goldin originally joined IDT in January 2004 and held several positions within IDT and its affiliates before leaving in January 2008 to join CayComm Media Holdings, a telecommunications acquisition fund, where he served as Vice President, Finance. Mr. Goldin rejoined IDT in May 2009 as Vice President of Corporate Development. Prior to joining IDT, Mr. Goldin served as Investment Analyst at Dreman Value Management, a $7 billion asset management firm and as an Associate in the Satellite Communications group at Morgan Stanley & Co. Mr. Goldin holds an MBA from the Stern School of Business of New York University, a B.A. in Finance from the Syms School of Business of Yeshiva University and is a Chartered Financial Analyst (CFA).

Howard S. Jonas has served as Vice Chairman of the Board of Directors of the Company since inception. Mr. Jonas also serves as Chairman of the Board of Directors of Genie Energy Ltd. since January 2011, when it was spun off from IDT, and as Chief Executive Officer of the Company from January 2014 to November 2017. He has served as Co-Vice Chairman of the Board of the Company subsidiary, Genie Energy International Corporation, since September 2009.

Mr. Jonas founded IDT in August 1990, and has served as Chairman of its Board of Directors since its inception. Mr. Jonas has served as Chief Executive Officer of IDT from October 2009 through December 2013. Mr. Jonas served as the Chairman of the Board of Zedge, Inc., a former subsidiary of IDT that was spun off to stockholders in June 2016, from June 2016 to November 2016, and has served as the Vice Chairman of the Board of Zedge since November 2016. Mr. Jonas also serves as the Chairman of the Board and, until April 2020, served as Chief Executive Officer of IDW Media Holdings, Inc., a former subsidiary of IDT that was spun off to stockholders in September 2009. Mr. Jonas also has served as the Chairman of the Board of Rafael Holdings, Inc., a former subsidiary of IDT that was spun off to stockholders in March 2018, since the spin-off, and also as the Chief Executive Officer until May 2021. Mr. Jonas has been a director of Rafael Pharmaceuticals, Inc. since April 2013 and was appointed Chairman of the Board in April 2016.

Mr. Jonas is also the founder and has been President of Jonas Media Group (f/k/a Jonas Publishing) since its inception in 1979. Mr. Jonas received a B.A. in Economics from Harvard University.

Otto Savasti, age 31, has served as Lumo’s Chief Executive Officer since October 2019 and has served as Lumo’s Chief Operating Officer from Lumo’s inception in 2015 until October 2019. Since January 2020, Mr. Savasti has served on Finnish Energy Industry’s Customer Committee and since 2020 has served as a deputy director at Trade Tales Oy.

Justin Price, age 47, has served as the Chief Financial Officer of Orbit Energy since February 2018.  Since February 2018, Mr. Price has led the Finance, Trading and Pricing functions, including managing key relationships with trading partners and regulators. Prior to joining Orbit Energy, Mr. Price served as the Finance Director of Corona Energy (a Macquarie Group company supplying gas and power to UK businesses) from October 2016 until January 2018. During his time at Corona Energy, Mr. Price was a key contributor to Corona Energy’s success moving the company from a fledgling challenger brand with 1% market share to a mature and successful business.  Mr. Price had served on the Board of Directors for all 8 of the Corona Energy Companies. Mr. Price is a qualified Accountant (ACMA) and holds a Masters Degree in Business Decision Making (MSc.) from the University of Bedfordshire and a B.A. in Philosophy & Economics from University College London.

CORPORATE GOVERNANCE

Director Independence

Following the spin-off, our Corporate Governance Guidelines will provide that a majority of our directors must be independent under criteria established by the NYSE American. Prior to the offering, we expect that our Board will consist of five members, a majority of whom will qualify as independent, in accordance with our Corporate Governance Guidelines and the rules of the NYSE American and other applicable laws.

Committees of the Board of Directors

Prior to the distribution date, our Board of Directors will establish an Audit Committee, a Corporate Governance/Nominating Committee, and a Compensation Committee. All members of the Audit, Compensation and Corporate Governance/Nominating Committees will meet the criteria for independence as established by NYSE American and under the Sarbanes-Oxley Act of 2002. Each of the Committees is described in greater detail below. The Board will establish written charters for each of the Committees, which will be available on our website located at www.oriel-energy.com following the spin-off. Following the spin-off, any changes to the charters will be reflected on our website.

Audit Committee

We expect to designate three members of our Audit Committee on or prior to the spin-off. The principal duties of the Audit Committee under its written charter will include: (i) responsibilities associated with our external and internal audit staffing and planning; (ii) accounting and financial reporting issues associated with our financial statements and filings with the SEC; (iii) financial and accounting organization and internal controls; (iv) auditor independence and approval of non-audit services; and (v) “whistle-blower” procedures for reporting questionable accounting and audit practices.

The Audit Committee charter will require that the Committee be comprised of at least two directors, all of whom must be independent under the NYSE American listing standards and the Sarbanes-Oxley Act of 2002. In addition, each member of the Audit Committee must be financially literate within the meaning of the NYSE American listing standards, and at least one member will have sufficient accounting or financial management expertise to qualify as an “audit committee financial expert,” as determined by the Board of Directors in accordance with SEC rules.

Compensation Committee

We expect to designate members of our Compensation Committee on or prior to the spin-off. The principal duties of the Compensation Committee under its charter will include: (i) ensuring that a succession plan for the Chief Executive Officer is in place; (ii) reviewing management’s recommendations as to compensation for executive officers and making recommendations to the Board of Directors; (iii) approving the compensation for the Chief Executive Officer and other executive officers; (iv) reviewing and approving compensation policies and practices for the Company more generally; (v) reviewing and approving major changes in employee benefit plans; (vi) reviewing short and long-term incentive plans and equity grants; (vii) recommending to the full Board of Directors changes to the compensation of the independent members of the Board of Directors; and (viii) administering our Stock Option and Incentive Plan. The Compensation Committee charter will require that the Committee be comprised of at least two directors, both of whom must be independent under our Corporate Governance Guidelines.

Corporate Governance/Nominating Committee

We expect to designate three members of our Corporate Governance/Nominating Committee on or prior to the spin-off. The principal duties of the Corporate Governance/Nominating Committee under its charter will include: (i) reviewing our Corporate Governance Guidelines and other policies and governing documents and recommending revisions as appropriate; (ii) reviewing any potential conflicts of independent directors and establishing director independence; (iii) reviewing and monitoring related person transactions; (iv) overseeing the self-evaluations of the Board of Directors, the Audit Committee and the Compensation Committee; (v) developing the criteria and qualifications for membership on the Board of Directors; (vi) recommending candidates to fill new or vacant positions on the Board of Directors; and (vii) conducting appropriate inquiries into the backgrounds of potential candidates. The Corporate Governance/Nominating Committee charter will require that the Committee be comprised of at least two directors, both of whom must be independent under the NYSE American listing standards.

Governance Practices

Following the spin-off, we will observe corporate governance practices and principal governance documents which are designed to ensure that we maximize stockholder value in a manner that is consistent with both the legal requirements applicable to us and a business model that requires our employees to conduct business with the highest standards of integrity. Prior to the offering, our Board of Directors will adopt and will adhere to corporate governance principles which the Board and senior management believe promote this purpose, are sound and represent best practices, and will review these governance practices, the corporate laws of the State of Delaware under which we were incorporated, the NYSE American listing standards and the regulations of the SEC, as well as best practices recognized by governance authorities to benchmark the standards under which it operates. Our principal governance documents will be as follows:

●	Corporate Governance Guidelines;

●	Board of Directors committee charters, including:

●	Audit Committee charter;

●	Corporate Governance/Nominating Committee charter;

●	Compensation Committee charter; and

●	Code of Business Conduct and Ethics.

Our governance documents will be available following the distribution date on our web site at www.oriel-energy.com.

Our Board of Directors, with assistance from its Corporate Governance Committee, will regularly assess our governance practices in light of legal requirements and governance best practices.

Director Executive Sessions

Under our Corporate Governance Guidelines, the outside directors will meet in regularly scheduled executive sessions without management. We expect that a lead independent director will be selected by the Board of Directors to serve as the presiding director at these meetings.

Communications with the Board of Directors

After the spin-off, stockholders and other interested persons seeking to communicate directly with the Board of Directors, with the lead independent director or the independent directors as a group, should submit their written comments c/o Lead Independent Director at our principal executive offices set forth on page 2. The lead independent director will review any such communication at the next regularly scheduled Board meeting unless, in his or her judgment, earlier communication to the Board is warranted.

If a stockholder communication raises concerns about the ethical conduct of us or our management, it should be sent directly to our Corporate Secretary at our principal executive offices set forth on page 2. The Corporate Secretary will promptly forward a copy of any such communication to the Chairman of the Audit Committee, and take such actions as they authorize to ensure that the subject matter is addressed by the appropriate committee of the Board of Directors, by management and/or by the full Board.

The Corporate Secretary may filter out and disregard or re-direct (without providing a copy to the directors or advising them of the communication), or may otherwise handle at his or her discretion, any director communication that falls into any of the following categories:

●	Obscene materials;

●	Unsolicited marketing or advertising material or mass mailings;

●	Unsolicited newsletters, newspapers, magazines, books and publications;

●	Surveys and questionnaires;

●	Resumes and other forms of job inquiries;

●	Requests for business contacts or referrals;

●	Material that is threatening or illegal; or

●	Any communications or materials that are not in writing.

In addition, the Corporate Secretary may handle in his or her discretion any director communication that can be described as an “ordinary business matter.” Such matters include the following:

●	Routine questions, service and product complaints and comments that can be appropriately addressed by management; and

●	Routine invoices, bills, account statements and related communications that can be appropriately addressed by management.

Code of Business Conduct and Ethics

Prior to the distribution date, we will adopt a Code of Business Conduct and Ethics which will apply to our directors, Chief Executive Officer, Chief Financial Officer and all other Oriel employees.

EXECUTIVE COMPENSATION

Compensation of our Named Executive Officers

Prior to the offering and spin-off, all of the named executive officers were employees of Genie and all compensation for fiscal year 2020 disclosed in the table below was paid by Genie for services provided by the named executive officers to our business segment and other units of Genie. Prior to the offering and spin-off, Michael Stein and Avi Goldin intend to resign as chief executive officer and chief financial officer, respectively and we intend to elect Otto Savasti as our chief executive officer and Justin Price as our chief financial officer.

SUMMARY COMPENSATION TABLE (With respect to Genie Energy Ltd.)

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards	All Other Compensation	Total

Following the spin-off, the compensation of our executive officers will be determined by the Compensation Committee of our Board of Directors after discussions with management about the recommended levels and components of compensation for each of the individuals.

In general, it is anticipated that each of our executive officers will receive base compensation that is commensurate with the officer’s duties, responsibilities and compensation levels for similarly situated individuals in comparable positions. In addition, executive officers may receive bonus compensation and compensatory equity-based awards.

Any bonus compensation to executive officers will be determined by our Compensation Committee based on factors it deems appropriate, including the achievement of specific performance targets and our financial and business performance. No such targets have yet been established.

Equity compensation awards will generally be granted pursuant to our Plan described below at levels determined by the Compensation Committee. No grants have been made nor has the Company agreed to any specific grant or level of grants.

Company Long-Term Incentive Plan

Prior to the offering, we intend to adopt, effective as of the distribution date, a long-term incentive plan, to be approved by Genie Energy Ltd. as our sole stockholder. The following is a general description of the plan.

Objectives. The plan is designed to attract and retain officers, employees and consultants, to encourage the sense of proprietorship of such officers, employees and consultants and to stimulate the active interest of such persons in our development and financial success. These objectives are to be accomplished by making awards under the plan and thereby providing participants with a proprietary interest in our growth and performance.

Eligibility. All of our employees, consultants and directors will be eligible for awards under the plan. Our Compensation Committee will select the participants from time to time by the grant of awards.

Shares Available for Awards. No shares of our Class A common stock and a number of shares of our Class B common stock to be determined upon spin-off and equal to a percentage of the outstanding shares of our common stock following the spin-off will be available for awards under the plan.

Administration. We intend that the plan will be administered by our Compensation Committee. The Committee will have full and exclusive power to interpret the plan and to adopt such rules, regulations and guidelines for carrying out the plan as they may deem necessary or proper, all of which powers shall be exercised in our best interests and in keeping with the objectives of the plan.

Awards. At the discretion of the Compensation Committee, awards may be in the form of (1) options, representing rights to purchase a specified number of shares Class B common stock at a specified price; (2) stock appreciation rights, representing rights to receive a payment, in cash or common stock, equal to the excess of the fair market value or other specified value of a number of shares of Class B common stock on the rights’ exercise date over a specified strike price; and (3) grants of restricted or unrestricted Class B common stock or deferred stock units denominated in Class B common stock. The Compensation Committee will determine the type or types of awards to be made to each participant under the plan and the terms, conditions and limitations applicable to each such award. Each award will be embodied in an award agreement containing such terms, conditions and limitations as determined by the Compensation Committee in its sole discretion, provided that the Compensation Committee may delegate authority to members of management to approve grants in awards to individuals who are not directors or executive officers.

Payment of Awards. Generally, payment of awards may be made in the form of cash or Class B common stock or combinations thereof and may include such restrictions as the Compensation Committee determines including, in the case of Class B common stock, as applicable, restrictions on transfer and forfeiture provisions.

The following is a brief description of these awards:

Stock Options. An award may consist of a right to purchase a specified number of shares of Class B common stock at a price specified by the Compensation Committee in the award agreement or otherwise. A stock option may be in the form of an incentive stock option to a participant who is an employee, which in addition to being subject to applicable terms, conditions and limitations established by the Committee, complies with Section 422 of the Code, or, in the case of participants who are employees or directors, in the form of a nonqualified option. The plan authorizes the Committee to specify the manner of payment of the option price.

Stock Appreciation Rights. A stock appreciation right (“SAR”), consists of a right to receive a payment, in cash or Class B common stock, as applicable, equal to the excess of the fair market value or other specified valuation of a specified number of shares of Class B common stock on the date the SAR is exercised over a specified strike price as set forth in the award agreement.

Stock Awards. A stock award may consist of Class B common stock, as applicable, or may be denominated in units of Class B common stock, as applicable. All or part of any stock award may be subject to conditions established by the Compensation Committee and set forth in the award agreement. The Committee may permit dividend equivalents with respect to restricted stock units. Such awards may be based on fair market value or other specified valuations.

The plan will have reserved for issuance pursuant to awards made under the plan shares of Class B common stock representing approximately 4.5% of the anticipated outstanding shares of the Company’s common stock following the spin-off.

Director Compensation

None of the Company’s directors who will serve on the Board following the spin-off received compensation for their service as a director prior to the spin-off. Each non-employee director of the Company who attends at least 75% of the regularly scheduled meetings of the Board of Directors during a calendar year will receive total compensation of $50,000 divided between cash and grants of fully vested restricted shares of our Class B common stock as will be determined by the Company prior to the spin-off.

Payments of directors’ fees are to be made in January of the calendar year following attendance of at least 75% of the regularly scheduled Board meetings during the preceding year, and is pro-rated based on the quarter for non-employee directors who join the Board of Directors or depart from the Board of Directors during the prior year, if such director attended 75% of the applicable board meetings for such partial year. The Company’s Chairman or Chief Executive Officer may, in his discretion, waive the requirement of 75% attendance by a director to receive the annual retainer in the case of mitigating circumstances. Directors will not be entitled to additional compensation for serving on committees of the Board or per-meeting fees.

The non-employee director compensation will be reflected in the Company’s stock option and incentive plan to achieve the advantages of a stockholder-approved compensation plan. The Compensation Committee periodically reviews our director compensation practices. The Compensation Committee believes that our director compensation is fair and appropriate in light of the responsibilities and obligations of our directors. Directors do not receive any annual fees for committee services, nor are there any additional fees paid to the lead independent director or audit committee financial expert.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has served as an officer or employee of the Company or has any relationship with the Company that is required to be disclosed under the heading “Related Person Transactions.” No executive officer of the Company served or serves on the compensation committee (or other board committee performing equivalent functions) of any company that employed or employs as an executive officer any member of the Company’s Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

OUR RELATIONSHIP WITH GENIE AFTER THE SPIN-OFF
AND RELATED PERSON TRANSACTIONS

General

In connection with the spin-off, we and Genie will enter into a Separation and Distribution Agreement and a Tax Separation Agreement to complete the separation of our businesses from Genie and to distribute our common stock held by Genie to Genie stockholders. These agreements will also govern portions of the relationship between us and Genie after the distribution and will also provide for the allocation of employee benefits, taxes and other liabilities and obligations attributable to periods prior to the distribution. Along with the Separation Agreement and Tax Agreement, we and Genie will enter into a Transition Services Agreement. These agreements reflect agreement between affiliated parties established without arms-length negotiation. However, we believe that the terms of this agreement will equitably reflect the benefits and costs of our relationship with Genie.

The key provisions of these agreements are summarized below. We may enter into other agreements with Genie prior to or concurrently with the separation that would relate to other aspects of our relationship with Genie following the spin-off to allow us to utilize certain personnel of, and obtain administrative, financial, internal audit, treasury, legal, corporate, tax, payroll processing and other services from Genie until we develop those capabilities internally or arrange for such services from other vendors. Unless amended, the Transition Services Agreement will terminate six months following the spin-off. Following the separation, we may enter into other commercial agreements with Genie from time to time, the terms of which will be determined at those relevant times. In fiscal year 2020 and fiscal year 2019, Genie allocated to Oriel an aggregate of approximately $591,000 and $283,000, respectively, for payroll, benefits, insurance, facilities and other expenses, which were included in “Selling, general and administrative” expense in the combined statements of comprehensive income (loss).

Forms of these agreements described below will be filed as exhibits to this Registration Statement. The summaries of the material agreements are qualified in their entireties by reference to the full text of the agreements. We encourage you to read the full text of these material agreements.

Related Person Transactions

For a complete list of Genie’s fiscal year 2020 related person transactions, please see Genie’s Proxy Statement for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 5, 2021.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Ninety-nine and one-half percent (99.5%) of the shares of our common stock, are, and will be, prior to the distribution, held beneficially and of record by Genie. The following table sets forth information concerning shares of our Class A common stock and Class B common stock to be beneficially owned immediately after the distribution date by:

●	each person or entity known by us to be the beneficial owner of 5% or more of the outstanding shares each of Genie’s classes of common stock;

●	each person who is one of our directors at the time of the distribution;

●	each person who we currently anticipate will be one of our named executive officers at the time of the distribution; and

●	all persons who we currently anticipate will be our directors and executive officers at the time of the distribution as a group.

The projected share amounts in the table below are based on the number of shares of Genie’s Class A common stock and Class B common stock owned by each person or entity as of September 17, 2021, adjusted for the one for three distribution ratio in the spin-off. Percentage ownership information is based on the following projected amount of Oriel outstanding shares: (i) 524,775 shares of Class A common Stock (based on 1,574,326 shares of Genie Class A common stock that were outstanding as of September 17, 2021), and (ii) 8,126,606 shares of Class B common Stock (based on 24,379,819 shares of Genie Class B common stock that were outstanding as of September 17, 2021).

Percentage ownership information assumes the conversion of all 524,775 currently outstanding shares of Oriel Class A Common Stock into shares of Class B Common Stock for the percentage ownership information of the eight trusts and all directors and Named Executive Officers as a group). To our knowledge, except as otherwise indicated in the footnotes below, each person or entity has sole or shared voting and investment power with respect to the shares of common stock set forth opposite such person’s or entity’s name. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities.

Name	Number of Shares of Class A Common Stock	Percentage of Ownership of Class A Common Stock	Number of Shares of Class B Common Stock		Percentage of Ownership of Class B Common Stock	Percentage of Aggregate Voting Power prior to Offering d	Percentage of Aggregate Voting Power following the Offering d
Howard S. Jonas 520 Broad Street Newark, NJ 07102			1,071,974	(1)	12.6%	3%
The Liora Jonas Stein 2020 Florida Trust 9477 Westover Club Circle Windermere, FL 34786	65,597	12.5%	147,877		1.8%	8.9%
The Michael Jonas 2020 New Jersey Trust 20 Constitution Court East Brunswick, NJ 08816	65,597	12.5%	147,877		1.8%	8.9%
The Miriam Jonas 2020 New Jersey Trust 88 Crescent Avenue Passaic, NJ 07055	65,597	12.5%	147,877		1.8%	8.9%
The Samuel Jonas 2020 New Jersey Trust 53 Copley Avenue Teaneck, NJ 07666	65,597	12.5%	147,877		1.8%	8.9%
The Jonathan Jonas 2020 South Dakota Trust 330 South Poplar Avenue, Suite 103 Pierre, SD 57501	65,597	12.5%	147,877		1.8%	8.9%
The Joseph Jonas 2020 Alaska Trust 3000 A Street, Suite 200 Anchorage, AK 99503	65,597	12.5%	147,877		1.8%	8.9%
The Rachel Jonas 2020 Nevada Trust 4465 South Jones Boulevard Las Vegas, NV 89103	65,596	12.5%	147,877		1.8%	8.9%
The Tamar Jonas 2020 Nevada Trust 1840 East Springs Road, Suite 105 Las Vegas, NV 89119	65,596	12.5%	147,877		1.8%	8.9%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355			467,434	(2)	5.7%	2.0%

Michael Stein			129,645	(3)	1.6%	*
Otto Savasti			1,154		*	*
Justin Price			0		*	*
All directors, director nominee, Named Executive Officers and executive officers as a group (4 persons)			1,202,773	(4)	14.2%		3.6%

*	Less than 1%.
d	Voting power represents combined voting power of our Class A Common Stock (three votes per share) and our Class B Common Stock and Preferred Stock (one-tenth of one vote per share). Excludes stock options.

(1)	Consists of (a) 360,184 shares of the Company’s Class B Common Stock held by Mr. Howard Jonas directly, (b) 33,333 restricted shares of Class B Common Stock held by Mr. Howard Jonas directly, (c) 28,496 shares of Class B Common Stock held by the HSJ 2019 Genie Annuity Trust II, (d) 208,355 shares of Class B Common Stock held by the HSJ 2020 Genie Annuity Trust, (e) 518 shares of the Company’s Class B Common Stock beneficially owned by a custodial account for the benefit of a child of Mr. Howard Jonas (of which Mr. Howard Jonas is the custodian), (f) 91,682 shares of Class B Common Stock owned by the Jonas Foundation, (g) options to purchase shares of the Company’s Class B Common Stock held by Mr. Howard Jonas directly, which are currently exercisable] and (f) warrants to purchase 349,406 shares of Class B Common Stock at $ per share, which shall expire on June 8, 2023. Does not include (i) an aggregate of 2,462,087 shares of the Company’s Class B Common Stock beneficially owned by trusts for the benefit of the children of Mr. Howard Jonas, as Mr. Howard Jonas does not exercise or share investment control of these shares, (ii) 125,011 shares of the Company’s Class B Common Stock owned by the Howard S. & Deborah Jonas Foundation, Inc., as Mr. Howard Jonas does not beneficially own these shares, and (iii) 189,362 shares of the Company’s Class B Common Stock owned by the 2012 Jonas Family, LLC (Mr. Howard Jonas holds a minority equity interest in such entity).

(2)	Based on a Schedule 13G filed with the Securities and Exchange Commission on February 10, 2021 with respect to ownership of shares of Class B common stock of Genie.

(3)

Consists of (a) 76,679 shares of the Company’s Class B Common Stock held by Mr. Stein directly, (b) 52,448 of restricted shares of Class B Common Stock, and (c) 518 shares of the Company’s Class B Common Stock held by Mr. Stein’s wife.

(4)	Consists of the shares, options and warrants set forth above with respect to the Named Executive Officers, executive officers, and directors and director nominees.

DESCRIPTION OF CAPITAL STOCK

As of the date of the spin-off, our authorized capital stock will consist of (i) 35 million shares of Class A common stock, (ii) 200 million shares of Class B common stock, and (iii) 45 million shares of Preferred Stock. We do not anticipate that any shares of Preferred Stock will be outstanding as of the date of the spin-off.

The following statements set forth the material terms of our classes of authorized stock; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, our Amended and Restated Certificate of Incorporation, a form of which has been filed as an exhibit hereto.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to three votes for each share on all matters to be voted on by the stockholders. Holders of our Class A common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Each share of our Class A common stock may be converted, at any time and at the option of the holder, and automatically converts upon transfers to unaffiliated parties, into one fully paid and non-assessable share of our Class B common stock. In the distribution, on the distribution date, each Genie stockholder will receive one share of Oriel Class A common stock for every three shares of Genie Class A common stock held on the record date.

A Permitted Transferee is defined in our Certificate of Incorporation as follows:

(i)	In the case of any stockholder, the Corporation or any one or more of its directly or indirectly wholly owned subsidiaries;

(ii)	In the case of a stockholder who is a natural person:

The spouse of such stockholder (the “Spouse”), any lineal ancestor of such stockholder or of the Spouse, and any person who is a lineal descendant of a grandparent of such stockholder or of the Spouse, or a spouse of any such lineal descendent or such lineal ancestor (collectively, the “Family Members”);

A trust (including a voting trust) exclusively for the benefit of one or more of (x) such stockholder, (y) one or more of his or her Family Members or (z) an organization to which contributions are deductible under 501(c)(3) of the Internal Revenue Code of 1986, as amended, or any successor provision (the “Internal Revenue Code”) or for estate or gift tax purposes (a “Charitable Organization”); provided that such trust may include a general or special power of appointment for such stockholder or Family Members (a “Trust”); provided, further, that if by reason of any change in the beneficiaries of such Trust, such Trust would not have qualified, at the time of the transfer of Class A common stock to such Trust (for purposes of this sub-paragraph (B), the “Transfer Date”), as a Permitted Transferee, all shares of Class A common stock so transferred to such Trust shall, effective on the date of such change of beneficiary, be automatically converted, without further act on anyone’s part, into an equal number of shares of Class B common stock, and the stock certificates formerly representing such shares of Class A common stock shall thereupon and thereafter be deemed to represent the like number of shares of Class B Stock;

A Charitable Organization established solely by one or more of such stockholder or a Family Member;

An Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, of which such stockholder is a participant or beneficiary, provided that such stockholder has the power to direct the investment of funds deposited into such Individual Retirement Account and to control the voting of securities held by such Individual Retirement Account (an “IRA”);

A pension, profit sharing, stock bonus or other type of plan or trust of which such Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401(k) of the Internal Revenue Code, provided that such Stockholder has the power to direct the investment of funds deposited into such plan or trust and to control the voting of securities held by such plan or trust (a “Plan”);

Any corporation or partnership directly or indirectly controlled, individually or as a group, only by such stockholder and/or any of his Permitted Transferees as determined under this clause (ii); provided, that if by reason of any change in the direct or indirect control of such corporation or partnership, such corporation or partnership would not have qualified, at the time of the Transfer of Class A common stock to such corporation or partnership, as a Permitted Transferee of such stockholder, all shares of Class A common stock so transferred to such corporation or partnership shall, effective on the date of such direct or indirect change in control, be automatically converted, without further act on anyone’s part, into an equal number of shares of Class B common stock, and the stock certificates formerly representing such shares of Class A common stock shall thereupon and thereafter be deemed to represent the like number of shares of Class B common stock; and

The estate, executor, executrix or other personal representative, custodian, administrator or guardian of such Stockholder.

(iii)	In the case of a stockholder holding the shares of Class A common stock in question as trustee of an IRA, a Plan or a Trust, “Permitted Transferee” means (x) the person who transferred Class A common stock to such IRA, such Plan or such Trust, (y) any Permitted Transferee of any such person determined pursuant to this Section 2(e) and (z) any successor trustee or trustees in such capacity of such IRA, such Plan or such Trust;

(iv)	In the case of a stockholder which is a partnership, “Permitted Transferee” means any other person, directly or indirectly controlling, controlled by or under direct or indirect common control with such partnership, provided that, if by reason of any change in the direct or indirect control of such person, such person would not have qualified, at the time of the transfer of the Class A common stock to such person, as a Permitted Transferee of such partnership, all shares of Class A common stock so transferred to such person shall, effective on the date of such direct or indirect change in control, be automatically converted, without further act on anyone’s part, into an equal number of shares of Class B common stock, and the stock certificates formerly representing such shares of Class A common stock shall thereupon and thereafter be deemed to represent the like number of shares of Class B common stock;

(v)	In the case of a stockholder which is a corporation (other than a Charitable Organization) “Permitted Transferee” means any other person directly or indirectly controlling, controlled by or under direct or indirect common control with such corporation; provided that if by reason of any change in the direct or indirect control of such person, such person would not have qualified, at the time of the Transfer of the Class A common stock to such person, as a Permitted Transferee of such corporation, all shares of Class A common stock so transferred to such person shall, effective on the date of such direct or indirect change in control be automatically converted, without further act on anyone’s part, into an equal number of shares of Class B common stock, and the stock certificates formerly representing such shares of Class A common stock shall thereupon and thereafter be deemed to represent the like number of shares of Class B common stock; and

(vi)	In the case of a stockholder which is the estate of a deceased stockholder or who is the executor, executrix or other personal representative, custodian or administrator of such stockholder, or guardian of a disabled or adjudicated incompetent Stockholder or which is the estate of a bankrupt or insolvent stockholder, which owns the shares of Class A common stock in question, “Permitted Transferee” means a Permitted Transferee of such deceased, or adjudicated incompetent, disabled, bankrupt or insolvent stockholder as otherwise determined pursuant to this Section 2(e).

To the extent issued and outstanding shares of Class A common stock are converted to Class B common stock or in the event shares of Class A common stock are issued in the future and subsequently converted to Class B common stock, holders of our Class B common stock may suffer dilution.

As of September 17, 2021, there were 1,574,326 shares of Genie Class A common stock outstanding. Based on those numbers, we anticipate that upon distribution, there will be 524,775 shares of our Class A common stock outstanding.

Class B Common Stock

Holders of shares of our Class B common stock are entitled to one tenth of one vote for each share on all matters to be voted on by the stockholders. Holders of our Class B common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the distribution, on the distribution date, each Genie stockholder will receive one share of Oriel Class B common stock for every three shares of Genie Class B common stock held on the record date.

As of September 17, 2021, there were 24,379,819 shares of Genie Class B common stock outstanding. Based on those numbers, we anticipate that upon distribution, there will be 8,126,606 shares of our Class B common stock outstanding.

Preferred Stock

The Board of Directors has the authority to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders.

As of September 17, 2021, 2,322,699 shares of Genie preferred stock were outstanding. There will be no shares of our preferred stock outstanding upon the distribution.

Anti-Takeover Effects of Our Charter and By-Laws

Some provisions of Delaware law and our Certificate of Incorporation and By-Laws could make the following more difficult:

●	acquisition of us by means of a tender offer;

●	acquisition of us by means of a proxy contest or otherwise; or

●	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Certificate of Incorporation; By-Laws

Our Certificate of Incorporation and By-Laws contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our Board of Directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Size of Board and Vacancies. Our Certificate of Incorporation provides that the number of directors on our Board of Directors will be between three and seventeen. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office.

Stockholder Meetings. Under our By-Laws, only our (i) Chief Executive Officer, (ii) President or (iii) Corporate Secretary may call special meetings of our stockholders.

Indemnification and Limitation of Liability of Directors and Officers

Our Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporate Law (“DGCL”), our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(7) of the DGCL, however, states that such a provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to unlawful dividends, distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit.

Our By-Laws provide that we shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any threatened, pending or completed legal proceedings in which such person is involved by reason of the fact that he is or was a director or officer of ours if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in our right, such director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to us unless a court determines otherwise.

We may enter into agreements to indemnify our directors and officers in addition to the indemnification provided for in our Certificate of Incorporation. Such agreements, among other things, would indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our rights, on account of services as our director or officer or as a director or officer of any subsidiary of ours, or as a director or officer of any other company or enterprise to which the person provides services at our request.

Prior to consummating the spin-off, we intend to obtain directors’ and officers’ liability insurance providing coverage to our directors and officers.

Annual Meeting of Stockholders

Our By-Laws provide that an annual meeting of stockholders will be held each year on a date fixed by resolution of our Board of Directors. The first annual meeting of our stockholders after the spin-off is expected to be held in .

Pursuant to our By-Laws, in order for a stockholder to bring nominations or other proposals before the 2022 annual stockholders meeting, the stockholder must comply with the requirements for stockholder proposals set forth in the Proxy Statement relating to such meeting and submit such proposals by . In addition, any stockholder proposal submitted with respect to the Company’s 2022 annual meeting of stockholders, that is submitted outside the requirements of Rule 14a-8 under the Exchange Act, will not be included in the relevant proxy materials. To be considered timely for purposes of Rule 14a-4 and 14a-5, written notice of a proposal must be received by the Company’s Corporate Secretary by .

Listing

There is currently no market for our Class B common stock. We intend to apply to have our Class B common stock listed on the NYSE American and request the symbol “ORIE.”

Transfer Agent

American Stock Transfer & Trust Company will serve as our transfer agent and registrar. Its address is 59 Maiden Lane Plaza Level, New York, New York 10038, and its telephone number is (800) 937-5449.

 SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no market for our shares of our common stock. Future sales of substantial amounts of our Class B common stock in the public market, including shares issued upon the exercise of outstanding options or warrants, or upon debt conversion, or the anticipation of these sales, or upon completion of the spin-off could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities. Prior to this offering and the spin-off, our corporate parent expects to contribute the then outstanding intercompany receivable from us (which was in an amount of $            as of                ) in exchange for equity interests in the Company.  This will have the effect of reducing our liabilities and a corresponding increase in our stockholder’s equity.

Upon completion of this offering we estimate that we will have                outstanding shares of our Class B common stock, calculated as of                      , 2021, assuming no exercise of outstanding options or warrants, and no sale of shares reserved for the underwriter for over-allotment allocation, if any.

Sale of Restricted Securities

The shares of our Class B common stock sold pursuant to this offering will be registered under the Securities Act or 1933, as amended, and therefore freely transferable, except for our affiliates. Our affiliates will be deemed to own “control” securities that are not registered for resale under the registration statement covering this prospectus. Individuals who may be considered our affiliates after this offering include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates are not permitted to resell their shares of our Class B common stock unless such shares are separately registered under an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act is available, such as Rule 144. Except for stockholders subject to the Lock-Up Agreements, all of the shares of Class B common stock distributed to Genie’s stockholders in the spin-off transaction will be immediately eligible for resale in the public markets.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns “restricted securities” (i.e. securities that are not registered by an effective registration statement) of a “reporting company” may not sell these securities until the person has beneficially owned them for at least six months. Thereafter, affiliates may not sell within any three-month period a number of shares in excess of the greater of: (i) 1% of the then outstanding shares of Class B common stock as shown by the most recent report or statement published by the issuer; and (ii) the average weekly reported trading volume in such securities during the four preceding calendar weeks.

Sales under Rule 144 by our affiliates will also be subject to restrictions relating to manner of sale, notice and the availability of current public information about us and may be affected only through unsolicited brokers’ transactions.

Persons not deemed to be affiliates who have beneficially owned “restricted securities” for at least six months but for less than one year may sell these securities, provided that current public information about the Company is “available,” which means that, on the date of sale, we have been subject to the reporting requirements of the Exchange Act for at least 90 days and are current in our Exchange Act filings. After beneficially owning “restricted securities” for one year, our non-affiliates may engage in unlimited re-sales of such securities.

Shares received by our affiliates in this offering or upon exercise of stock options or upon vesting of other equity-linked awards may be “control securities” rather than “restricted securities.” “Control securities” are subject to the same volume limitations as “restricted securities” but are not subject to holding period requirements.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of the Company’s Class B common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of the Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of the Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 and until expiration of the lock-up period described below.

Lock-Up Agreements

The Company, each of our directors and executive officers, and each holder of more than 5% of our outstanding capital stock after giving effect to the spin-off will agree not to, subject to certain limited exceptions, offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of our common stock or any securities convertible into or exchangeable or exercisable for common stock, or to enter into any hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of the shares of our common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of the underwriter. See “Underwriting—Lock-up Agreements.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Class B common stock purchased in this offering, which we refer to collectively as our securities, but is for general information purposes only and does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions, all as of the date hereof. These authorities may change, possibly retroactively, resulting in U.S. federal income and estate tax consequences different from those set forth below. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, and do not intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income tax considerations relating to the purchase, ownership or disposition of our securities.

This summary does not address any alternative minimum tax considerations, any considerations regarding the Medicare tax, any considerations regarding the tax on net investment income, or the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under any non-income tax laws, including U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this summary does not address all of the tax consequences that may be relevant to investors, nor does it address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions;

●	tax-exempt entities or governmental organizations, including agencies or instrumentalities thereof;

●	regulated investment companies and real estate investment trusts;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	tax-qualified retirement plans;

●	certain former citizens or long-term residents of the United States;

●	partnerships or entities or arrangements classified as partnerships for U.S. federal income tax purposes and other pass-through entities including S corporations and trusts (and any investors therein);

●	persons who hold our securities as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who do not hold our securities as a capital asset within the meaning of Section 1221 of the Code; or

●

persons deemed to sell our securities under the constructive sale provisions of the Code, or persons holding the securities as part of a “straddle,” hedge, conversion transaction, integrated transaction or other similar transaction.

In addition, if a partnership (or entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our securities, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your own tax advisors with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our securities arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. holder of our securities. For purposes of this discussion, you are a U.S. holder if, for U.S. federal income tax purposes, you are a beneficial owner of our securities, other than a partnership, that is:

●	an individual citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

●	an estate or trust whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a “United States person.”

Distributions

As described in the section titled “Market for Our Class B common stock - Dividend Policy,” we do not pay cash dividends on our Class B common stock and do not anticipate paying any dividends on our Class B common stock in the foreseeable future. However, if we do make distributions in cash or other property on our Class B common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent our distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital that will first reduce your basis in our Class B common stock, but not below zero, and then will be treated as gain from the sale or other disposition of stock as described below under “—Sale, Exchange or Other Taxable Disposition of Class B common stock.”

Dividend income may be taxed to an individual U.S. holder at rates applicable to long-term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied, with certain exemptions. Any dividends that we pay to a U.S. holder that is a corporation will qualify for the dividends received deduction if the requisite holding period is satisfied, subject to certain limitations. U.S. holders should consult their own tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced tax rate on dividends or the dividends-received deduction.

Sale, Exchange or Other Taxable Disposition of Class B common stock

A U.S. holder will generally recognize capital gain or loss on the sale, exchange or other taxable disposition of our Class B common stock. The amount of gain or loss will equal the difference between the amount realized on the sale and such U.S. holder’s adjusted tax basis in such Class B common stock. The amount realized will include the amount of any cash and the fair market value of any other property received in exchange for such Class B common stock. A U.S. holder’s adjusted tax basis in its Class B common stock will generally equal the U.S. holder’s acquisition cost or purchase price, less any prior distributions treated as a return of capital. Gain or loss will be long-term capital gain or loss if the U.S. holder has held the Class B common stock for more than one year. Long-term capital gains of non-corporate U.S. holders are generally taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our Class B common stock, unless the U.S. holder is an exempt recipient. Backup withholding (at a rate of 24%) may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Unearned Income Medicare Tax

A 3.8% Medicare contribution tax will generally apply to all or some portion of the net investment income of a U.S. holder that is an individual with adjusted gross income that exceeds a threshold amount ($200,000, or $250,000 if married filing jointly).

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a non-U.S. holder of our securities. A “non-U.S. holder” is a beneficial owner of our securities (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is not a U.S. holder. The term “non-U.S. holder” includes:

●	a non-resident alien individual (other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates);

●	a foreign corporation;

●	an estate or trust that is not a U.S. holder; or

●	any other Person that is not a U.S. holder

but generally does not include an individual who is present in the U.S. for 183 days or more or who is otherwise treated as a U.S. resident in the taxable year. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership or sale or other disposition of our securities.

Distributions

Subject to the discussion below regarding effectively connected income, any distribution paid to a non-U.S. holder, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute a dividend for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S., will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8 properly certifying qualification for the reduced rate. These forms must be provided prior to the payment of dividends and must be updated periodically. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty should consult with its individual tax advisor to determine if it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If a non-U.S. holder holds our securities through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then may be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by a non-U.S. holder that are effectively connected with its conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) are generally exempt from such withholding tax if the non-U.S. holder satisfies certain certification and disclosure requirements. In order to obtain this exemption, the non-U.S. holder must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. holders, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its Class B common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class B common stock, which will be treated as described under “Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Class B common stock” below.

Gain on Sale, Exchange or Other Taxable Disposition of Class B common stock

Subject to the discussion below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of our Class B common stock unless:

●	the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States);

●	the non-U.S. holder is a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

●	shares of our Class B common stock constitute U.S. real property interests by reason of our status as a “United States real property holding corporation” (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or the non- U.S. holder’s holding period for, our Class B common stock (provided that an exception does not apply), and, in the case where shares of our Class B common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our Class B common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our Class B common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class B common stock is regularly traded on an established securities market, such Class B common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively hold more than five percent of such regularly traded Class B common stock at any time during the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or the non-U.S. holder’s holding period for, our Class B common stock.

If the non-U.S. holder is described in the first bullet above, it will be required to pay tax on the net gain derived from the sale, exchange or other taxable disposition under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a rate of 30%, or (in each case) such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet above will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, exchange or other taxable disposition, which gain may be offset by U.S. source capital losses for the year (provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses). Non-U.S. holders should consult their own tax advisors regarding any applicable income tax or other treaties that may apply.

Federal Estate Tax

Class B common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements (such withholding tax is currently at a rate of 24%). The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E or other applicable IRS Form W-8.Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes withholding tax at a rate of 30% on dividends on our securities paid to a “foreign financial institution” (as specially defined under these rules), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. 30% withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source dividends beginning on January 1, 2019. However, proposed Treasury Regulations, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. There can be no assurance that final Treasury Regulations will provide the same exceptions from FATCA withholding as the proposed Treasury Regulations. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our securities.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, owning and disposing of our securities, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

We are offering our shares of Class B common stock described in this prospectus through the underwriters named below. EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”) is acting as the sole representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of Common Stock listed next to its name in the following table.

Underwriters	Number of Shares
EF Hutton, division of Benchmark Investments, LLC
Total

The underwriting agreement provides that the underwriters must buy all of the shares of Class B common stock if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares as described below. Our shares of Class B common stock are offered subject to a number of conditions, including:

●	receipt and acceptance of shares of our Class B common stock by the underwriters; and

●	the underwriters’ right to reject orders in whole or in part.

We have been advised by EF Hutton that the underwriters intend to make a market in our shares of Class B common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to an aggregate of            additional shares of Class B common stock (representing 15% of the shares offered). The underwriters have 45 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of Class B common stock approximately in proportion to the amounts specified in the table above.

Underwriting Discount

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the public offering price. The underwriters may offer the shares through one or more of their affiliates or selling agents. If all the shares are not sold at the public offering price, EF Hutton may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the shares of Class B common stock to the underwriters at the offering price of $       per share, which represents the public offering price of our shares set forth on the cover page of this prospectus less a 7% underwriting discount.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to additional shares.

		No Exercise		Full Exercise
Per share	$		$
Total	$		$

We have agreed to pay EF Hutton’s out-of-pocket accountable expenses, including EF Hutton’s legal fees, up to a maximum amount of $100,000, subject to a maximum of $50,000 if the offering is not consummated.

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $               . We have also agreed to reimburse the underwriters for certain expenses incurred by them.

Right of First Refusal

We have granted EF Hutton a right of first refusal, for a period of six (6) months from the closing of the offering, to act as sole investment banker, sole book-runner, and/or sole placement agent, at EF Hutton’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings (each being referred to as a subject transaction), during such six (6) month period, of the Company, or any successor to or subsidiary of the Company, on terms and conditions customary to EF Hutton for such subject transactions.

Lock-up Agreements

The Company, each of our directors and executive officers, and each holder of more than 5% of our outstanding capital stock after giving effect to the spin-off will agree not to, subject to certain limited exceptions, offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of our common stock or any securities convertible into or exchangeable or exercisable for common stock, or to enter into any hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of the shares of our common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of EF Hutton.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Stock Exchange

We intend to apply to list our Class B common stock for listing on the NYSE American under the symbol “ORIE.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our shares of Class B common stock during and after this offering, including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our shares of Class B common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our shares of Class B common stock, which involve the sale by the underwriters of a greater number of shares of Class B common stock than they are required to purchase in this offering and purchasing shares of Class B common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of Common Stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because EF Hutton has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our Class B common stock or preventing or retarding a decline in the market price of our Class B common stock. As a result of these activities, the price of our Class B common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the NYSE American, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to this offering, there has been no public market for our Class B common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. The principal factors to be considered in determining the public offering price include:

●	the information set forth in this prospectus and otherwise available to EF Hutton;

●	our history and prospects and the history and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities market at the time of this offering;

●	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of Class B common stock or that the shares of Class B common stock will trade in the public market at or above the public offering price.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation, or each, a Relevant Member State, an offer to the public of any shares of our Class B common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class B common stock may be made at any time under the following exemptions under the Prospectus Regulation, if they have been implemented in that Relevant Member State:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of our Class B common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class B common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class B common stock to be offered so as to enable an investor to decide to purchase any shares of our Class B common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our Class B common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class B common stock in, from or otherwise involving the United Kingdom.

Hong Kong

Shares of our Class B common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to shares of our Class B common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class B common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class B common stock.

Accordingly, the shares of Class B common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class B common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class B common stock. The shares of Class B common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class B common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class B common stock. The shares of Class B common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class B common stock may not be circulated or distributed, nor may the shares of our Class B common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Class B common stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired shares of our Class B common stock under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.

EXPERTS

Our financial statements for the fiscal years ended December 31, 2020 and 2019 have been audited by Zwick & Banyai, PLLC, an independent registered public accounting firm as set forth in its report and are included in reliance upon such report given on the authority of such firm as experts in accounting.

LEGAL MATTERS

Schwell Wimpfheimer & Associates LLP., New York, New York, will pass upon the validity of the shares of our Class B common stock to be sold in this offering. Certain legal matters will be passed upon on behalf of the underwriters by Nelson Mullins Riley & Scarborough LLP, Washington, DC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our securities, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this Prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this Prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains a website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this Prospectus is a part at the SEC’s website.

Upon effectiveness of this registration statement, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at https:oriel-energy.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on such website is not incorporated by reference and is not a part of this Prospectus.

ORIEL ENERGY, INC.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors

Genie Retail Energy International, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Genie Retail Energy International, LLC and Subsidiaries as of December 31, 2020, and 2019, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Genie Retail Energy International, LLC and Subsidiaries as of December 31, 2020, and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Genie Retail Energy International, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Genie Retail Energy International, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Zwick & Banyai, PLLC

ZWICK & BANYAI, PLLC

Southfield, Michigan

September 20, 2021

We have served as Genie Retail Energy International, LLC auditor since 2021.

GENIE RETAIL ENERGY INTERNATIONAL LLC

CONSOLIDATED BALANCE SHEETS

	December 31
(in thousands, except per share amounts)	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,398	$1,451
Trade accounts receivable, net of allowance for doubtful accounts of $4,157 and $64 at December 31, 2020 and 2019, respectively	16,398	2,751
Prepaid expenses and other current assets	2,410	713
TOTAL CURRENT ASSETS	25,206	4,915
Goodwill	15,931	1,733
Other intangibles, net	7,159	1,209
Other assets	3,538	428
TOTAL ASSETS	$51,834	$8,285
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade accounts payable	21,325	3,319
Accrued expenses	8,387	58
Contract liability	3,870	—
Other current liabilities	1,574	962
TOTAL CURRENT LIABILITIES	35,156	4,339
Due to Genie Energy Ltd.	25,799	15,601
Other liabilities	1,858	132
TOTAL LIABILITIES	62,813	20,072
Commitments and contingencies
CAPITAL DEFICIENCY:
Genie Retail Energy International LLC.:
Members’ deficit	(11,293)	(11,093)
Accumulated other comprehensive income	1,013	(142)
Total Oriel Energy, Inc. deficit	(10,280)	(11,235)
Noncontrolling interests:
Noncontrolling interests	(699)	(552)
TOTAL MEMBERS’ DEFICIENCY	(10,979)	(11,787)
TOTAL LIABILITIES AND MEMBERS’ DEFICIENCY	$51,834	$8,285

See accompanying notes to consolidated financial statements.

GENIE RETAIL ENERGY INTERNATIONAL LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(in thousands, except per share data)	2020	2019
REVENUES:
Electricity	$31,965	$15,002
Natural gas	8,320	—
Other	597	189
Total revenues	40,882	15,191
Cost of revenues	34,679	14,625
GROSS PROFIT	6,203	566
OPERATING EXPENSES:
Selling, general and administrative expenses	10,239	4,007
Loss from operations	(4,036)	(3,441)
Interest income	13	10
Interest expense	(409)	(352)
Equity in the net loss in equity method investees	(1,502)	(4,440)
Gain on acquisition of a subsidiary	5,473	—
Other (loss) income, net	(31)	87
Loss before income taxes	(492)	(8,136)
Provision for income taxes	—	—
NET LOSS	(492)	(8,136)
Net loss attributable to noncontrolling interest	161	933
NET LOSS ATTRIBUTABLE TO GENIE RETAIL ENERGY INTERNATIONAL LLC.	$(331)	$(7,203)

See accompanying notes to consolidated financial statements.

GENIE RETAIL ENERGY INTERNATIONAL LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31,
(in thousands)	2020	2019
NET LOSS	$(492)	$(8,136)
Other comprehensive income:
Foreign currency translation adjustments	1,168	301
COMPREHENSIVE INCOME (LOSS)	676	(7,835)
Comprehensive loss income attributable to noncontrolling interests	(148)	(512)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO GENIE RETAIL ENERGY INTERNATIONAL LLC.	$528	$(8,347)

See accompanying notes to consolidated financial statements.

GENIE RETAIL ENERGY INTERNATIONAL LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ DEFICIENCY (in thousands)

	Members’ Deficit	Other Comprehensive Income (Loss)	Noncontrolling Interest	Total

Balance at January 1, 2019	$(3,946)	$(22)	$(40)	$(4,008)
Share based compensation	56	—	—	56
Other comprehensive (loss) income	—	(120)	421	301
Net loss for the year ended December 31, 2019	(7,203)	—	(933)	(8,136)
Balance at December 31, 2019	(11,093)	(142)	(552)	(11,787)
Share based compensation	131	—	$—	131
Other comprehensive (loss) income	—	1,155	14	1,169
Net loss for the year ended December 31, 2020	(331)	—	(161)	(492)
Balance at June 30, 2020	$(11,293)	$1,013	$(699)	$(10,979)

See accompanying notes to consolidated financial statements.

GENIE RETAIL ENERGY INTERNATIONAL LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in thousands)	2020	2019

OPERATING ACTIVITIES
Net loss	$(492)	$(8,136)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	2,448	1,631
Provision for doubtful accounts receivable	1,051	(20)
Stock-based compensation	131	56
Equity in the net loss of equity method investees	1,502	4,440
Gain on consolidation of subsidiary	(5,473)	—
Change in assets and liabilities, net of effect of acquisition:
Trade accounts receivable	(6,690)	(211)
Prepaid expenses and other current assets and other assets	(4,362)	(1,014)
Trade accounts payable, accrued expenses and other current liabilities	8,222	1,903
Contract liability	(1,282)	—
Net cash used in operating activities	(4,945)	(1,351)
INVESTING ACTIVITIES
Cash acquired from acquisition of Orbit, net of cash payment	1,256	—
Payment for acquisition of Lumo Energia, net of cash acquired	—	(1,852)
Investments in equity method investees	(1,502)	(2,735)
Net cash used in investing activities	(246)	(4,587)
FINANCING ACTIVITIES
Funding provided by Genie Energy Ltd.	10,198	9,680
Repayment of short-term debt—Lumo Energia	—	(2,260)
Net cash provided by financing activities	10,198	7,420
Effect of exchange rate changes on cash	(60)	(31)
Net increase in cash	4,947	1,451
Cash at beginning of year	1,451	—
Cash at end of year	$6,398	$1,451
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash payments made for interest	$—	$—
Cash payments made for income taxes	$—	$—

See accompanying notes to consolidated financial statements.

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Business and Summary of Significant Accounting Policies

Description of Business

General Overview

Genie Retail Energy International LLC (“GREI”), a Delaware Limited Liability Company, is currently a subsidiary of Oriel Energy, Inc. (“Oriel”). Oriel is a Delaware corporation formed in September 2021. Oriel is currently an indirect subsidiary of Genie Energy Ltd. ( “Genie”). Prior to the incorporation of Oriel, GREI, was a subsidiary of Genie. GREI was formed on June 28, 2017. GREI owns and operates retail energy providers (“REPs”) in the United Kingdom and Scandinavia.

GREI owns Shoreditch Energy Limited, a REP that serves retail customers in United Kingdom under the name Orbit Energy (“Orbit”), a 91.7% interest in Lumo Energia Oyj (“Lumo Finland”), a REP serving residential customers in Finland, and a 98.8% interest in Lumo Energi AB (“Lumo Sweden”), which has served retail energy customers in Sweden since 2020.

The “Company” in these financial statements refers to GREI, Genie Nordic LLC, Lumo Finland, Lumo Sweden, Genie Energy UK Ltd (“GEUK”) Shoreditch and Orbit Energy on a consolidated basis.

Basis of Consolidation

The method of accounting applied to long-term investments, whether consolidated, equity or cost, involves an evaluation of the significant terms of each investment that explicitly grant or suggest evidence of control or influence over the operations of the investee and also includes the identification of any variable interests in which the Company is the primary beneficiary. The consolidated financial statements include the Company’s controlled subsidiaries. All significant intercompany accounts and transactions between the consolidated entities are eliminated. See Note 2, Acquisitions, for details of the new subsidiaries included in the consolidation.

Equity Method Investments

Investments in businesses that the Company does not control, but over whose operating and financial matters the Company has the ability to exercise significant influence, are accounted for using the equity method. The Company periodically evaluates its equity method investments for impairment due to declines considered to be other than temporary. If the Company determines that a decline in fair value is other than temporary, then a charge to earnings is recorded, and a new basis in the investment is established.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates affecting amounts reported or disclosed in the consolidated financial statements include revenues, accounts receivables, allowances for doubtful accounts receivable, valuation of intangible assets, depreciation and amortization periods for long-lived assets, valuation allowances recorded against deferred tax assets and the valuation of stock-based compensation. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the current circumstances. Actual results may differ from those estimates.

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

Revenues from the Sale of Electricity and Natural Gas

Revenue from the single performance obligation to deliver a unit of electricity and/or natural gas is recognized as the customer simultaneously receives and consumes the benefit. Variable quantities in requirements contracts are considered to be options for additional goods and services because the customer has a current contractual right to choose the amount of additional distinct goods. Unbilled revenues for the estimated amount customers will be billed for services rendered from the time meters were last read to the end of the respective accounting period. The unbilled revenue is estimated each month based on available per day usage data, the number of unbilled days in the period and historical trends.

Revenues from Orbit are accrued based on an estimate of the quantity in units of electricity or natural gas supplied to customers by profile class. The estimate is made using historical consumption patterns, industry estimated consumption rates, and takes into consideration industry reconciliation processes.

The Company estimates variable consideration related to its rebate programs using the expected value method and a portfolio approach. The Company’s estimates related to rebate programs are based on the terms of the rebate program, the customer’s historical electricity and natural gas consumption, the customer’s rate plan, and a churn factor. Taxes that are imposed on the Company’s sales and collected from customers are excluded from the transaction price.

The Company recognizes the incremental costs of obtaining a contract with a customer as an asset if it expects the benefit of those costs to be longer than one year. The Company determined that certain sales commissions to acquire customers meet the requirements to be capitalized. Incremental customer acquisition cost of Lumo Finland is capitalized and amortized over the range of between eighteen and twenty-four months. These costs and the related amortization are recorded within sales and marketing expenses. Total capitalized customer acquisition costs to obtain a contract was $0.8 million in each of the years ended December 31, 2020 and 2019. At December 31, 2020 customer acquisition costs of $0.6 million and $0.1 million were included in other current assets and other assets, respectively, on the consolidated balance sheet. At December 31, 2019 customer acquisition costs of $0.6 million and nominal amount were included in other current assets and other assets, respectively, on the consolidated balance sheet. The Company recognized $0.8 million and $0.6 million of amortization of capitalized customer acquisition cost, for the years ended December 31, 2020 and 2019, respectively. The Company continuously monitors its customer relationship periods to ensure compliance with the application of the standard.

Disaggregated Revenues

The following table shows the Company’s revenues disaggregated by pricing plans offered to customers:

	Electricity	Natural Gas	Other	Total
	(in thousands)
For the year ended December 31, 2020
Fixed rate	$19,980	$8,320	$—	$28,300
Variable rate	11,985	—	—	11,985
Other	—	—	597	597
Total	$31,965	$8,320	$597	$40,882

For the year ended December 31, 2019
Fixed rate	$3,568	$—	$—	$3,568
Variable rate	11,434	—	—	11,434
Other	—	—	189	189
Total	$15,002	$—	$189	$15,191

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contract Liabilities

Customers of Orbit can elect to be on a budget plan. Under this type of plan, a monthly installment amount is calculated based on estimated annual usage. Contract liabilities are adjusted monthly based on actual and estimated usage of the customers. Annually, the budget plan is reconciled to actual annual usage.

The following table summarized the changes in the liabilities for the years ended December 31, 2020.

(in thousands)
Contract liability, beginning	$—
Contract liabilities from the acquisition of Orbit	5,152
Additions during the period, net of revenue recognized during the period	(1,282)
Contract liability, end	$3,870

There was no contract liability in 2019.

Cash, Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Trade Accounts Receivable, Net

Trade accounts receivable, net is reported in the balance sheet as gross outstanding amounts adjusted for doubtful accounts.

Long-lived Assets

The fair value of patents and trademarks, non-compete agreements and customer relationships acquired in a business combination accounted for under the purchase method are amortized over their estimated useful lives as follows: trademarks are amortized on a straight-line basis over 5 to 10-year period; non-compete agreements are amortized on a straight-line basis over 2 to 3-year term; and customer relationships are amortized straight-line over at 2-year period.

The Company tests the recoverability of its long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company tests the recoverability based on the projected undiscounted cash flows to be derived from such asset. If the projected undiscounted future cash flows are less than the carrying value of the asset, the Company will record an impairment loss based on excess of carrying value over fair value of the assets. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows from such asset using an appropriate discount rate. Cash flow projections and fair value estimates require significant estimates and assumptions by management. Should the estimates and assumptions prove to be incorrect, the Company may be required to record impairments in future periods and such impairments could be material.

Acquisitions

Results of operations of acquired companies are included in the Company’s results of operations as of the respective acquisition dates. The purchase price of each acquisition is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. Any purchase price in excess of these net assets is recorded as goodwill. The allocation of purchase price in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date.

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For each acquisition, the Company undertakes a detailed review to identify other intangibles assets and a valuation is performed for all such identified assets. The Company uses several market participant measures to determine estimated value. This approach includes consideration of similar recent transactions, as well as utilizing discounted expected cash flow methodologies. A substantial portion of the intangible asset value that the Company acquired is the specialized know-how of the workforce, which is treated as part of goodwill and is not required to be valued separately. The majority of the value of the identifiable intangible assets acquired is derived from customer relationships, including the related customer contracts, non-compete agreements, trademarks, patents as well as licenses.  If the actual results differ from the estimates, the amount recorded in the financial statements could result in a possible impairment of the intangible assets and goodwill, or require acceleration of the amortization expenses of finite-lived intangible assets.

Goodwill and Indefinite Lived Intangible Assets

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Goodwill and other indefinite lived intangible assets are not amortized. These assets are reviewed annually (or more frequently under various conditions) for impairment using a fair value approach.

The Company has one reportable segment with three underlying reporting units: Orbit, Lumo Finland and Lumo Sweden.

The fair value of each reporting unit is estimated using discounted cash flow methodologies, as well as considering third party market value indicators. Calculating the fair value of the reporting units requires significant estimates and assumptions by management. Should the estimates and assumptions regarding the fair value of the reporting units prove to be incorrect, the Company may be required to record impairments to its goodwill in future periods and such impairments could be material.

The Company performs its annual goodwill impairment test as of October 1. In reviewing goodwill for impairment, the Company has the option, for any or all of its reporting units that carry goodwill - to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (i.e. greater than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If the Company elects to perform a qualitative assessment and determines that an impairment is more likely than not, the Company is then required to perform the quantitative impairment test, otherwise no further analysis is required. The Company also may elect not to perform the qualitative assessment and, instead, proceed directly to quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether the Company chooses to perform the qualitative assessment or proceeds directly to the quantitative impairment test.

The determination of the fair value of our reporting units is based on an income approach, that utilizes discounted cash flows for each reporting unit and other Level 3 inputs as specified in the fair value hierarchy in ASC Topic 820, Fair Value Measurements and Disclosure. Under the income approach, we determine fair value based on the present value of the most recent cash flow projections for the reporting unit as of the date of the analysis and calculate a terminal value utilizing a terminal growth rate. The significant assumptions under this approach include, among others: income projections, which are dependent on future sales, new customers, customer behavior, competitor pricing, operating expenses, the discount rate, and the terminal growth rate. The cash flows used to determine fair value are dependent on a number of significant management assumptions such as the expectations of future performance and the expected future economic environment, which are partly based upon our historical experience. The estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on judgment of the rates that would be utilized by a hypothetical market participant.

Derivative Instruments and Hedging Activities

The Company records its derivatives instruments at their respective fair values. The accounting for changes in the fair value (that is, gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship.

Due to the volatility of electricity, the Company enter into futures contracts, swaps and put and call options as hedges against unfavorable fluctuations in market prices of electricity and natural gas and to reduce exposure from price fluctuations. The Company does not designate its derivative instruments to qualify for hedge accounting, accordingly the futures contracts, swaps and put and call options are recorded at fair value as a current asset or liability and any changes in fair value are recorded in “Cost of revenues” in the consolidated statements of operations.

In addition to the above, the Company utilizes forward physical delivery contracts for a portion of their purchases of electricity and natural gas, which are defined as commodity derivative contracts. Using the exemption available for qualifying contracts, the Company applies the normal purchase and normal sale accounting treatment to its forward physical delivery contracts, thereby these contracts are not adjusted to fair value. The Company also applies the normal purchase and normal sale accounting treatment to forward contracts for the physical delivery of electricity in nodal energy markets that result in locational marginal pricing charges or credits, since this does not constitute a net settlement, even when legal title to the electricity is conveyed to the ISO during transmission. Accordingly, the Company recognizes revenue from customer sales, and the related cost of revenues, at the contracted price, as electricity and natural gas is delivered to retail customers.

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency

Assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated to U.S. Dollars at end-of-period rates of exchange, and their monthly results of operations are translated to U.S. Dollars at the average rates of exchange for that month. Gains or losses resulting from such foreign currency translations are recorded in “Accumulated other comprehensive income” in the consolidated balance sheets. Foreign currency transaction gains and losses are reported in “Other (expense) income, net” in the consolidated statements of operations.

Advertising Expense

Cost of advertising for customer acquisitions is charged to selling, general and administrative expense in the period in which it is incurred. In the years ended December 31, 2020 and 2019, advertising expense included in selling, general and administrative expense was $2.2 million and $0.1 million, respectively.

Leases

The Company determines if a contract is a lease at inception. Right-of- Use (“ROU”) assets and operating lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the incremental borrowing rate, because the interest rate implicit in most of our leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a fully collateralized and fully amortizing borrowing with maturity date the same length of the lease that is based on information available at the lease commencement date. ROU assets also include any prepaid lease payments and lease incentives. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. The Company use the base, non-cancelable, lease term when determining the lease assets and liabilities. Operating lease expense is recognized on a straight-line basis over the lease term.

The Company has made an accounting policy election not to recognize ROU assets and lease liabilities that arise from short-term leases for facilities and equipment. Instead, the Company recognizes the lease payments in the consolidated statement of operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the period in which related temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in its assessment of a valuation allowance. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of such change.

The Company uses a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. Tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of tax benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability.

The Company classifies interest and penalties on income taxes as a component of income tax expense.

Contingencies

The Company accrues for loss contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. When the Company accrues for loss contingencies and the reasonable estimate of the loss is within a range, the Company records its best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company discloses an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may have been incurred.

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

The Company recognizes compensation expense for grants of stock-based awards to its employees based on the estimated fair value on the grant date. Compensation cost for awards is recognized using the straight-line method over the requisite service period, which approximates the vesting period. Stock-based compensation is included in selling, general and administrative expense. Forfeitures of equity grants are recognized as incurred.

Vulnerability Due to Certain Concentrations

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company holds cash and cash equivalents at several major financial institutions, which may exceed insured limits. Historically, the Company has not experienced any losses due to such concentration of credit risk. The Company’s temporary cash investments policy is to limit the dollar amount of investments with any one financial institution and monitor the credit ratings of those institutions. While the Company may be exposed to credit losses due to the nonperformance of the holders of its deposits, the Company does not expect the settlement of these transactions to have a material effect on its results of operations, cash flows or financial condition.

There was no single customer that accounted for 10% or greater of the Company’s consolidated gross trade accounts receivable or revenues at and for the years ended December 31, 2020 and 2019.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The allowance is determined based on known troubled accounts, historical experience and other currently available evidence. Doubtful accounts are written-off upon final determination that the trade accounts will not be collected. The change in the allowance for doubtful accounts was as follows:

(in thousands)	Balance at beginning of period	Additions charged (reversals credited) to expense	Additions (deductions)	Balance at end of period
Year ended December 31, 2020
Reserves deducted from accounts receivable:
Allowance for doubtful accounts	$64	$1,051	$3,042	$4,157
Year ended December 31, 2019
Reserves deducted from accounts receivable:
Allowance for doubtful accounts	$—	$(20)	$84	$64

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Measurements

Fair value of financial and non-financial assets and liabilities is defined as an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three-tier hierarchy for inputs used to measure fair value, which prioritizes the inputs to valuation techniques used to measure fair value, is as follows:

Level 1	—	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	—	quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3	—	unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value.

A financial asset’s or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

Accounting Standards Updates

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, that changes the impairment model for most financial assets and certain other instruments. For receivables, loans and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowance for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses in a manner similar to current practice, except the losses will be recognized as allowances instead of reductions in the amortized cost of the securities. In addition, an entity will have to disclose significantly more information about allowances, credit quality indicators and past due securities. The new provisions will be applied as a cumulative-effect adjustment to retained earnings. The Company will adopt the new standard on January 1, 2023. The Company is currently evaluating the requirements of this guidance and has not yet determined the impact of its adoption on the Company’s consolidated financial position, results of operations and cash flows.

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2020, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU eliminates certain exceptions and adds guidance to reduce complexity in accounting for income taxes. Specifically, this guidance: (1) removes the intraperiod tax allocation exception to the incremental approach; (2) removes the ownership changes in investments exception in determining when a deferred tax liability is recognized after an investor in a foreign entity transitions to or from the equity method of accounting and applies this provision on a modified retrospective basis through a cumulative-effect adjustment to retained earnings at the beginning of the period of adoption; and (3) removes the exception to using the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The ASU also simplifies accounting principles by making other changes, including requiring an entity to: (1) evaluate whether a step-up in tax basis of goodwill relates to a business combination or a separate transaction; (2) make a policy election to not allocate consolidated income taxes when a member of a consolidated tax return is not subject to income tax and to apply this provision retrospectively to all periods presented; and (3) recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and apply this provision either retrospectively for all periods presented or on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The provisions of this guidance (except as specifically mentioned above) are to be applied prospectively upon their effective date. The ASU is effective for annual reporting periods beginning after December 15, 2020, and interim periods within those years. Early adoption is permitted but requires simultaneous adoption of all provisions of this guidance. The adoption is not expected to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

Note 2 — Acquisitions

Acquisition of  Controlling Interest of Shoreditch Energy Limited

On July 17, 2017, the Company’s subsidiary, GEUK, entered into a definitive agreement with Energy Global Investments Pty Ltd (“EGC”) to launch Shoreditch Energy Limited, a joint venture to offer electricity and natural gas service to residential and small business customers in the U.K., under the trade name Orbit. In second quarter of 2020, the Company contributed $1.5 million to Orbit, which increased GEUK’s total contribution to $9.5 million as of October 8, 2020. Prior to October 8, 2020, the Company owned 77.0% of the outstanding equity of Orbit.

During the period when the Company owned the majority, but not 100% of the equity of Orbit, EGC had significant participation rights in the management of Orbit that limited GEUK’s ability to direct the activities that most significantly impact Orbit’s economic performance. GEUK, therefore, accounted for its ownership interest in Orbit using the equity method since GEUK had the ability to exercise significant influence over its operating and financial matters, although it did not control Orbit.

On October 8, 2020, the Company entered into an agreement (the “Purchase Agreement”) with EGC under which GEUK purchased EGC’s remaining interest in Orbit, in exchange for a cash payment of £1.3 million (equivalent to $1.7 million on the date of closing) offset by £0.2 million (equivalent to $0.2 million on the date of closing) in amounts owing from EGC to the Company under a loan provided to EGC in 2018 related to EGC’s capital contributions to Orbit. Prior to October 8, 2020, the estimated fair value and net book value of the Company’s investment in Shoreditch was $5.5 million and nil, respectively. Following the transaction, Orbit is a wholly-owned subsidiary of GEUK.

Following the transaction, EGC has no rights in the management of Orbit and GEUK has complete control over the activities of Orbit.

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recorded revenue for Orbit of approximately $22.4million in its consolidated statements of operations and comprehensive income for the period from the acquisition date through December 31, 2020. The net income or loss attributable to this acquisition cannot be identified on a stand-alone basis because it is in the process of being integrated into the Company’s operations.

The Company conducted a preliminary assessment of assets and liabilities related to the acquisition of the remaining interest in Orbit. The impact of the acquisition’s purchase price allocations on the Company’s consolidated balance sheet and the acquisition date fair value of the total consideration transferred were as follows (amounts in thousands):

Cash	$2,681
Trade accounts receivable	8,008
Other current assets	843
Intangible assets:
Trademarks (10-year useful life)	1,594
Non-compete agreements (2-year useful life)	1,956
Customer relationship (2-year useful life)	3,620
Goodwill	13,426
Other assets	657
Accounts payable and other current liabilities	(20,490)
Contract liabilities	(5,152)
Net assets	$7,143

Goodwill is the excess of the consideration transferred over the net assets recognized and represents the expected revenue and cost synergies of the combined company and assembled workforce. Goodwill recognized as a result of the acquisition is not deductible for income tax purposes.

The Company recognized a gain of $5.5 million upon consolidation of Orbit in its consolidated statement of operations for the year ended December 31, 2020, pertaining to the estimated fair value of the Company’s noncontrolling interest prior to the acquisition, which is based on the amount paid by the Company for the remaining 23.0% of Orbit. The net book value of the Company’s investments in Orbit was nil immediately prior to the acquisition.

Acquisition of Lumo Energia, Oyj

On January 2, 2019 (the “Lumo Closing Date”), pursuant to Stock Purchase Agreement dated December 17, 2018, the Company completed the purchase of an 80.0% controlling interest in Lumo Finland, a Finnish public limited company. The Company paid the sellers a total of €1.6 million (equivalent to $1.9 million). The Company contributed €1.3 million (equivalent to $1.5 million) as a capital loan to fund Lumo Finland’s working capital requirements and provided Lumo Finland with a secured loan for €2.0 million (equivalent to $2.3 million) to pay off and replace Lumo’s then remaining debt. The secured loan is payable in 4 years from inception and bears interest at annual rate of 4.0%, payable monthly. The Company’s corporate patent, Genie Energy Ltd. also issued 176,104 shares of its class B common stock to certain of the sellers which were subject to restrictions. The Lumo Restricted Shares were accounted for as a share-based compensation and are amortized over the vesting period of two years.

In November 2019, the Company acquired from the former CEO of Lumo Finland an additional 9.0% interest in Lumo Finland for $0.2 million, increasing its aggregate ownership to 89.0%. In January 2020, Lumo Finland paid off half of the secured loan to the Company through the issuance of additional shares which resulted in The Company’s interest in Lumo Finland increasing to 92.5%.

Two-thirds of the remaining 7.5% noncontrolling interest retained by the sellers vested in January 2020 and 2021, with the balance subject to restrictions, which will lapse in January 2022, subject to employment and service conditions.

The Company has a conditional continuing call option to purchase a portion or the entire noncontrolling interest from the sellers during the period beginning at the third anniversary of the Lumo Closing Date and ending three years later.

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The sellers, as a group, have a one-time option to sell a portion or all of their Lumo Finland interests to the Company, which subject to certain conditions, may be exercised on one occasion only, at any time during the two-year period beginning at the fourth anniversary of the Lumo Closing Date.

The Company recorded revenue for Lumo Finland of approximately $17.8 million  and $15.2 million in its consolidated statements of operations and comprehensive income for the years ended December 31, 2020 and 2019, respectively. The net income or loss attributable to this acquisition cannot be identified on a stand-alone basis because it is in the process of being integrated into the Company’s operations.

The Company conducted an assessment of assets and liabilities related to the acquisition of Lumo Finland. The impact of the acquisition’s purchase price allocations on the Company’s consolidated balance sheet and the acquisition date fair value of the total consideration transferred were as follows:

(in thousands)
Cash	$1,539
Trade accounts receivable	2,520
Other current assets	411
Intangible assets:
Trademarks (5-year useful life)	294
Non-compete agreements (3-year useful life)	34
Customer relationship (2-year useful life)	1,924
Goodwill	1,744
Other assets	95
Accounts payable and other current liabilities	(2,403)
Short-term debts	(2,260)
Other liabilities	(97)
Noncontrolling interest	(410)
Net assets	$3,391

(in thousands)
Supplemental information
Cash paid to Sellers	$1,869
Cash contributed to Lumo	1,522
Total consideration	$3,391

Goodwill is the excess of the consideration transferred over the net assets recognized and represents the expected revenue and cost synergies of the combined company and assembled workforce. Goodwill recognized as a result of the acquisition is not deductible for income tax purposes.

Pro Forma Results (unaudited)

The following unaudited pro forma financial information summarizes the results of operations for the years ended December 31, 2020 and 2019 as if the acquisition of Orbit had been completed as of the beginning of 2019. The pro forma results are based upon certain assumptions and estimates, and they give effect to actual operating results prior to the acquisitions and adjustments to reflect (i) the change in depreciation expense and intangible assets amortization, and (ii) timing of recognition for certain expenses that will not be recurring in the post-acquisition period. No effect has been given to other cost reductions or operating synergies. As a result, these pro forma results do not necessarily represent results that would have occurred if the acquisitions had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

	Year ended December 31,
	2020	2019
	(in thousands)
Total revenues	$92,288	$43,991
Net loss	15,601	9,013
Net loss attributable to the Company	15,440	8,080

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3 — Fair Value Measurements

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis:

(in thousands)	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
December 31, 2020
Assets:
Derivative contracts	$1,196	$—	$—	$1,196
Liabilities:
Derivative contracts	$—	$—	$—	$—
December 31, 2019
Assets:
Derivative contracts	$—	$—	$—	$—
Liabilities:
Derivative contracts	$839	$—	$—	$839

(1)	quoted prices in active markets for identical assets or liabilities
(2)	observable inputs other than quoted prices in active markets for identical assets and liabilities
(3)	no observable pricing inputs in the market

The Company’s derivative contracts consist of electricity put and call options and swaps. The underlying asset in the Company’s put and call options is a forward contract. The Company’s swaps are agreements whereby a floating (or market or spot) price is exchanged for a fixed price over a specified period.

Fair Value of Other Financial Instruments

The estimated fair value of the Company’s other financial instruments was determined using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting this data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

Trade receivables, due to Genie Energy Ltd. and accounts payable. At December 31, 2020 and 2019, the carrying amount of these assets and liabilities approximated fair value due to short-term nature. The fair value estimate for restricted cash — short-term and long-term were classified as Level 1 and other current assets, due to Genie Energy Ltd. and other current liabilities were classified as Level 2 of the fair value hierarchy.

Other assets and other liabilities. At December 31, 2020 and 2019, other assets included security deposits. At December 31, 2020, the outstanding balance of the sellers of Lumo Finland’s one-time option was not significant and was included in other liabilities account in the consolidated balance sheet. The carrying amounts of the security deposit approximated fair value. The fair values were estimated based on the Company’s assumptions, and were classified as Level 3 of the fair value hierarchy.

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4 — Derivative Instruments

The primary risk managed by the Company using derivative instruments is commodity price risk, which is accounted for in accordance with Accounting Standards Codification 815 — Derivatives and Hedging. Electricity put and call options and swaps are entered into as economic hedges against unfavorable fluctuations in market prices of natural gas and electricity. The Company does not apply hedge accounting to these options or swaps, therefore the changes in fair value are recorded in earnings. By using derivative instruments to mitigate exposures to changes in commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company minimizes the credit or repayment risk in derivative instruments by entering into transactions with high-quality counterparties. At December 31, 2020 and 2019, Lumo Finland’s swaps and options were traded through counterparties.

The summarized volume of the Company’s outstanding contracts and options at December 31, 2020 was as follows (MWh – Megawatt hour):

Settlement Dates
First quarter 2021	101,456
Second quarter 2021	—
Third quarter 2021	86,368

The fair value of outstanding derivative instruments recorded in the accompanying consolidated balance sheets were as follows:

	Balance Sheet	December 31,
Asset Derivatives	Location	2020	2019
		(in thousands)
Derivatives not designated or not qualifying as hedging instruments:
Energy contracts and options (1)	Other current assets	$1,196	$—
Total derivatives not designated or not qualifying as hedging instruments — Assets		$1,196	$—

Liability Derivatives
Derivatives not designated or not qualifying as hedging instruments:
Energy contracts and options (1)	Other current liabilities	$—	$839
Total derivatives not designated or not qualifying as hedging instruments — Liabilities		$—	$839

(1)	The Company classifies derivative assets and liabilities as current based on the cash flows expected to be incurred within the following 12 months.

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effects of derivative instruments on the consolidated statements of operations were as follows:

		Amount of Loss Recognized on Derivatives
		Year ended December 31,
(in thousands)		2020	2019
Derivatives not designated or not qualifying as hedging instruments	Location of Loss Recognized on Derivatives
Energy contracts and options	Cost of revenues	$1,634	$1,641

Note 5 — Leases

The Company entered into operating lease agreements primarily for offices in foreign locations where it has operations with lease periods expiring between 2021 and 2023. The Company has no finance leases.

The Company determines if a contract is a lease at inception. ROU assets and operating lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the incremental borrowing rate, because the interest rate implicit in most of our leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a fully collateralized and fully amortizing borrowing with maturity date the same length of the lease that is based on information available at the lease commencement date. ROU assets also include any prepaid lease payments and lease incentives. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. The Company use the base, non-cancelable, lease term when determining the lease assets and liabilities. Operating lease expense is recognized on a straight-line basis over the lease term.

	December 31,
	2020	2019
	(in thousands)
ROU assets	$2,587	$132

Current portion of operating lease liabilities	$918	$64
Noncurrent portion of operating lease liabilities	1,785	68
Total	$2,703	$132

At December 31, 2020, the weighted average remaining lease term is 2.8 years and the weighted average discount rate is 4.9%.

Supplemental cash flow information for ROU assets and operating lease liabilities for the years ended December 31, 2020 and 2019 are as follows:

	For the Year Ended
	December 31, 2020	December 31, 2019
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating activities	$472	$93

ROU assets obtained in the exchange for lease liabilities
Operating leases	$2,568	$157

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future lease payments under operating leases as of December 31, 2020 were as follows:

(in thousands)
2021	1,031
2022	944
2023	934
Thereafter	—
Total future lease payments	2,909
Less imputed interest	(206)
Total operating lease liabilities	$2,703

Rental expenses under operating leases were $0.5 million and $0.1 million in the years ended December 31, 2020 and 2019, respectively.

Note 6 — Investments in Equity Method Investees

Investment in Orbit

The following table summarizes the change in the balance of GEUK’s investment in Orbit prior to October 8, 2020 (see Note 2):

	For the year ended December 31,
	2020	2019
	(in thousands)
Balance, beginning of period	$—	$1,679
Capital contributions	1,502	2,735
Foreign currency translation adjustment	—	26
Equity in the net loss	(1,502)	(4,440)
Balance, end of period	$—	$—

In 2018, the Company extended a total of $0.2 million in loans to EGC (“EGC Loan”), in connection with EGC’s contribution to Orbit. The EGC Loan, which was secured by EGC’s interest in Orbit, bore a fixed annual interest rate of 2.0% and was settled as part of the Company’s acquisition of the controlling interest of Orbit (see Note 2).

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

 Note 7 — Goodwill and Other Intangibles

The table below reconciles the change in the carrying amount of goodwill for the period from January 1, 2019 to December 31, 2020:

(in thousands)
Balance at January 1, 2019	$—
Acquisition of Lumo Finland (see Note 2)	1,744
Cumulative translation adjustment	(11)
Balance at December 31, 2019	1,733
Acquisition of controlling interest of Orbit (see Note 2)	13,426
Cumulative translation adjustment	772
Balance at December 31, 2020	$15,931

The Company performs its annual goodwill impairment test as of October 1. The Company elected to perform a qualitative analysis. The Company determined, after performing a qualitative analysis, that there was no evidence that it is more likely than not that the fair value of any identified reporting unit was less that the carrying amounts, therefore, it was not necessary to perform a quantitative impairment test on any reporting units.

The table below presents information on the Company’s other intangible assets:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Balance
December 31, 2020	(in thousands)
Patents and trademarks	9.2 years	$1,984	$165	$1,819
Non-compete agreements	2.0 years	2,096	75	2,021
Customer relationships	2.0 years	5,829	2,510	3,294
TOTAL		$9,909	$2,750	$7,159
December 31, 2019
Trademarks	17.1 years	$291	$58	$233
Non-compete agreements	1.6 years	33	11	22
Customer relationships	10.0 years	1,907	953	954
TOTAL		$2,231	$1,022	$1,209

Amortization expense of intangible assets was $2.4 million and $1.6 million in the years ended December 31, 2020 and 2019, respectively. The Company estimates that amortization expense of intangible assets will be $3.3 million, $3.4 million, $0.2 million, $0.2 million, $0.2 million and $0.8 million in the years ending December 31, 2020, 2021, 2022, 2023, 2024 and 2025 and thereafter, respectively.

Note 8 — Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
	2020	2019
	(in thousands)
Renewable energy	$6,626	$—
Payroll and employee benefits	481	58
Other accrued expenses	1,280	—
Total accrued expenses	$8,387	$58

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9 — Income Taxes

The components of income before income taxes are as follows:

	Year ended December 31,
	2020	2019
	(in thousands)
Domestic	$(414)	$(429)
Foreign	(78)	(7,707)
INCOME BEFORE INCOME TAXES	$(492)	$(8,136)

Significant components of the Company’s deferred income tax assets consist of the following:

	December 31,
	2020	2019
	(in thousands)
Deferred income tax assets (liabilities):
Bad debt reserve	$792	$13
Net operating loss	2,660	321
ROU assets	477	26
Lease liability	(500)	(26)
Stock options and restricted stock	61	16
Basis differential in subsidiary	(242)	1,566
Total deferred income tax assets	3,248	1,916
Valuation allowance	(3,248)	(1,916)
DEFERRED INCOME TAX ASSETS, NET	$—	$—

The Company recognizes a valuation allowance against deferred tax assets to the extent that it believes that the deferred tax assets are not more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company maintains a valuation allowance on all deferred tax assets.

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The differences between provision for income taxes expected at the U.S. federal statutory income tax rate and income taxes provided are as follows:

	Year ended December 31,
	2020	2019
	(in thousands)
U.S. federal income tax benefit at statutory rate	$(103)	$(1,709)
Valuation allowance	1,332	1,217
Foreign tax rate differential	(64)	136
Deferred tax adjustments	(1,136)	—
State and local income tax, net of federal benefit	(29)	(31)
Others	—	387
PROVISION FOR INCOME TAXES	$—	$—

At December 31, 2020, the Company had U.S. federal and state net operating loss carry-forwards of approximately $0.6 million. These carry-forward losses are available to offset future U.S. federal and state taxable income and are not subject to Section 382 limitations. The federal net operating loss carryforwards will not expire.

At December 31, 2020, the Company had foreign net operating loss carry-forwards of approximately $12.7 million, $3.6 million of which will expire in 2030.

The change in the valuation allowance for deferred income taxes was as follows:

	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
	(in thousands)
Year ended December 31, 2020
Reserves for valuation allowances deducted from deferred income taxes, net	$1,916	$1,332	$—	$3,248
Year ended December 31, 2019
Reserves for valuation allowances deducted from deferred income taxes, net	$693	$1,223	$—	$1,916

The Company currently remains subject to examinations of its tax returns as follows: U.S. federal tax returns, which were filed by Genie Energy Ltd, for 2016 to 2019, state and local tax returns generally for 2015 to 2019 and foreign tax returns generally for 2015 to 2019.

Note 10 — Members’ Deficit

As a limited liability company, the debts, obligations and liability of GREI, whether arising from contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and none of it’s Members, any officers, employee or again of GREI.

Distributions to the Members will be at the discretion of its Members. There was no distributions to members during 2020 and 2019.

Note 11 — Equity-Based Compensation

GREI Equity Grants

In August 2017, GREI granted deferred stock units in GREI representing an aggregate of 4.0% of the outstanding equity in GREI to certain officers and a consultant. The deferred stock units vest in equal amounts on the first, second and third anniversaries of the date of grant. The cost is being recognized on a straight-line basis over the requisite service period, which approximates the vesting period. GREI recognized compensation costs related to the vesting of the GREI deferred stock units of nominal amount and $0.1 million the years ended December 31, 2020 and 2019, respectively.

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lumo Finland Grant

In February 2020, Lumo Finland, granted 59,499 deferred stock units in Lumo Finland to certain Lumo Finland employees with a grant date fair value of €4.66 (equivalent to $5.08) per unit. The deferred stock units vest in equal amounts on January 2021, 2022 and 2023. The cost is being recognized on a straight-line basis over the requisite service period, which approximates the vesting period. Lumo Finland recognized compensation costs related to the vesting of the Lumo Finland deferred stock units of $0.1 million for the year ended December 31, 2020. At December 31, 2020, the unrecognized compensation cost relating to these grants was $0.2 million and is expected to be recognized over a weighted-average period of 2.2 years.

Note 12 — Commitments and Contingencies

Shell Exclusive Supply Contract with Orbit

Orbit has an exclusive contract with Shell Europe Limited (“SEEL”) to provide electricity and natural gas to Orbit until June 2024, with SEEL having an option to extend through June 2027. Shell provides access to the forward market such that Orbit can enter into a forward hedge for its customers which protects Orbit from mark-to-market fluctuations. Shell also provides extended payment facilities. Shell charges the company a fee per therm of natural gas and Mwh of electricity for all delivered volume on top of the wholesale costs. The contract with Shell is secured by a pledge of Orbit’s shares. The contract is also subject to satisfaction of certain conditions including the maintenance of certain covenants which includes minimum levels of cash, gross margin, net worth, as defined in the contract, earnings before tax, as defined in the contract and provision for bad debts on accounts receivable. At December 31, 2020, Orbit was in compliance with such covenants. At December 31, 2020, the Orbit total liability to Shell was $7.0 million included in trade accounts payable and accrued expenses accounts in the Company’s consolidated balance sheet.

Note 13 — Related Party Transactions

Genie charges the Company for certain transactions and allocates routine expenses based on company specific items. In addition, Genie controls the flow of the Company’s treasury transactions. Genie allocated to the Company an aggregate of $0.2 million each of the year ended December 31, 2020 and 2019 for payroll, benefits, insurance, facilities and other expenses, which were included in “Selling, general and administrative expense” in the consolidated statements of operations.

The change in the Company’s liability to Genie was as follows:

	Year ended December 31
	2020	2019
Balance at beginning of year	$15,601	$5,921
Expenses paid by Genie on behalf of the Company	591	283
Transfer of funds to Genie	10,129	8,250
Interest charged by Genie to the Company	267	301
Cumulative translation adjustments	(789)	(154)
Balance at end of year	$25,799	$15,601
Average balance during the year	$20,700	$10,761

GENIE RETAIL ENERGY INTERNATIONAL LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14 —Geographic Information

The Company views its operations and manages its business in one operating segment. The following table presents financial information based on the geographic location of the facilities of the Company as of and for the indicated years ended:

Revenues:

	United Kingdom	Scandinavia	Total
	(in thousands)
Year ended December 31, 2020	$22,382	$18,500	$40,882
Year ended December 31, 2019	—	15,191	15,191

Assets:

	United Kingdom	Scandinavia	Total
	(in thousands)
December 31, 2020
Long-lived assets, net	$23,532	$2,157	$25,689
Total assets	41,981	9,853	51,834
December 31, 2019
Long-lived assets, net	$—	$3,073	$3,073
Total assets	239	8,046	8,285

Long-lived assets consist of property and equipment, net, right-of-use assets, intangibles and other long-term assets.

Note 15 — Subsequent Event

In August 2021, the Board of Directors of Genie approved the results of a strategic review of its Genie’s businesses, including contemplating opportunities to separate GREI from Genie through a spin-off and/or initial public offering. On September 9, 2021, the Company created Oriel (see Note 1) and Genie Energy International Corp. (“GEIC”), a subsidiary of Genie, and Oriel signed a Contribution Agreement, whereby GEIC contributed its 95.5% interest in GREI to Oriel in exchange for a 100% interest in Oriel. On September 17, 2021, the holders of the remaining 4.5% equity interest in GREI transferred those interests to Oriel in exchange for interests in Genie and Oriel became a wholly-owned subsidiary of GREI.

GENIE RETAIL ENERGY INTERNATIONAL LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30, 2021	December 31, 2020
	(Unaudited)	(Note 1)
Assets
Current assets:
Cash and cash equivalents	$3,769	$6,398
Trade accounts receivable, net of allowance for doubtful accounts of $5,626 and $4,157 at June 30, 2021 and December 31, 2020, respectively	17,655	16,398
Prepaid expenses and other current assets	2,299	2,410
Total current assets	23,723	25,206
Goodwill	16,043	15,931
Other intangibles, net	5,448	7,159
Other assets	3,354	3,538
Total assets	$48,568	$51,834
Liabilities and equity
Current liabilities:
Trade accounts payable	15,231	21,325
Accrued expenses	12,580	8,387
Contract liability	4,819	3,870
Other current liabilities	1,138	1,574
Total current liabilities	33,768	35,156
Due to Genie Energy Ltd.	31,414	25,799
Other liabilities	1,439	1,858
Total liabilities	66,621	62,813
Commitments and contingencies	—	—
Capital deficiency:
Genie Retail Energy International LLC.’ deficiency:
Members’ deficit	(17,459)	(11,293)
Accumulated other comprehensive income	389	1,013
Total Genie Retail Energy International LLC.’ capital deficiency	(17,070)	(10,280)
Noncontrolling interests	(983)	(699)
Total members’ deficiency	(18,053)	(10,979)
Total liabilities and members’ deficiency	$48,568	$51,834

 See accompanying notes to consolidated financial statements.

GENIE RETAIL ENERGY INTERNATIONAL LLC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands, except per share data)
Revenues:
Electricity	$20,660	$3,106	$47,780	$7,937
Natural gas	6,694	—	18,487	—
Other	271	191	375	247
Total revenues	27,625	3,297	66,642	8,184
Cost of revenues	23,320	1,503	58,648	6,947
Gross profit	23,766	1,794	7,994	1,237
Operating expenses and losses:
Selling, general and administrative	7,053	1,072	14,248	2,188
(Loss) income from operations	(2,748)	722	(6,254)	(951)
Interest income	5	6	6	7
Interest expense	(129)	(108)	(252)	(219)
Equity in net loss of Orbit	—	(1,502)	—	(1,502)
Other loss, net	(1)	—	(26)	(1)
Loss before income taxes	(2,873)	(882)	(6,526)	(2,666)
Provision for income taxes	—	—	—	—
Net Loss	(2,873)	(882)	(6,526)	(2,666)
Net loss (income) attributable to noncontrolling interests	63	(65)	(288)	(265)
Net loss attributable to Genie Retail Energy International LLC.	$(2,936)	$(817)	$(6,238)	$(2,401)

See accompanying notes to consolidated financial statements.

GENIE RETAIL ENERGY INTERNATIONAL LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Net loss	$(2,873)	$(882)	$(6,526)	$(2,666)
Other comprehensive loss:
Foreign currency translation adjustments	258	128	(619)	103
Comprehensive loss	(2,615)	(754)	(7,145)	(2,563)
Comprehensive loss (gain) attributable to noncontrolling interests	63	(68)	(284)	(237)
Comprehensive loss attributable to Genie Retail Energy International LLC.	$(2,552)	$(822)	$(7,429)	$(2,800)

See accompanying notes to consolidated financial statements.

GENIE RETAIL ENERGY INTERNATIONAL LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ DEFICIENCY

(in thousands, except dividend per share)

	Members’ Deficit	Other Comprehensive Income (Loss)	Noncontrolling Interest	Total

Balance at January 1, 2021	$(11,293)	$1,013	$(699)	$(10,979)
Share based compensation	32	—	—	32
Other comprehensive (loss) income	—	(882)	4	(878)
Net loss for the three months ended March 31, 2021	(3,302)	—	(351)	(3,653)
Balance at March 31, 2021	(14,563,)	131	(1,056)	(15,748)
Share based compensation	40	—	$—	40
Other comprehensive income	—	258	—	258
Net loss for the three months ended June 30, 2021	(2,936)	—	63	(2,873)
Balance at June 30, 2021	$(17,459)	$389	$(983)	$(18,053)

	Members’ Deficit	Other Comprehensive Income (Loss)	Noncontrolling Interest	Total

Balance at January 1, 2020	$(11,093)	$(142)	$(552)	$(11,787)
Share based compensation	7	—	—	7
Other comprehensive (loss) income	—	(56)	31	(25)
Net loss for the three months ended March 31, 2020	(1,584)	—	(200)	(1,784)
Balance at March 31, 2020	(11,670,)	(198)	(721)	(13,589)
Share based compensation	14	—	$—	14
Other comprehensive income	—	132	(3)	129
Net loss for the three months ended June 30, 2020	(817)	—	(65)	(882)
Balance at June 30, 2020	$(13,473)	$(66)	$(789)	$(14,328)

See accompanying notes to consolidated financial statements.

GENIE RETAIL ENERGY INTERNATIONAL LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2021	2020
	(in thousands)
Operating activities
Net loss	$(6,526)	$(2,666)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	2,204	886
Provision for doubtful accounts receivable	1,440	51
Stock-based compensation	72	22
Equity in net loss of Orbit	—	1,502
Change in assets and liabilities:
Trade accounts receivable	(2,696)	1,181
Inventory
Prepaid expenses
Prepaid expenses, other current assets and other assets	(128)	(235)
Trade accounts payable, accrued expenses and other current liabilities	(3,565)	(1,216)
Contract liability	948	—
Net cash used in operating activities	(8,251)	(475)
Investing activities
Investments in equity method investee	—	(1,502)
Net cash used in investing activities	—	(1,502)
Financing activities
Funding from Genie Energy Ltd.	5,614	1,841
Net cash provided by financing activities	5,614	1,841
Effect of exchange rate changes on cash	8	13
Net decrease in cash	(2,629)	(123)
Cash at beginning of period	6,398	1,451
Cash at end of period	$3,769	$1,328

See accompanying notes to consolidated financial statements.

ORIEL ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1—Basis of Presentation

The accompanying unaudited consolidated financial statements of Genie Retail Energy International LLC and its subsidiaries (the “Company” or “GREI”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. The balance sheet at December 31, 2020 has been derived from the Company’s audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. For further information, please refer to the consolidated financial statements and footnotes thereto for the years ended December 31, 2020 and 2019 included in this Prospectus.

Genie Retail Energy International LLC (“GREI”), a Delaware Limited Liability Company, is currently a subsidiary of Oriel Energy, Inc. (“Oriel”). Oriel is a Delaware corporation formed in September 2021. Oriel is currently an indirect subsidiary of Genie Energy Ltd. ( “Genie”). Prior to the incorporation of Oriel, GREI, was a subsidiary of Genie. GREI was formed on June 28, 2017. GREI owns and operates retail energy providers (“REPs”) in the United Kingdom and Scandinavia.

GREI owns Shoreditch Energy Limited, a REP that serves retail customers in United Kingdom under the name Orbit Energy (“Orbit”), a 91.7% interest in Lumo Energia Oyj (“Lumo Finland”), a REP serving residential customers in Finland, and a 98.8% interest in Lumo Energi AB (“Lumo Sweden”), which has served retail energy customers in Sweden since 2020.

The “Company” in these financial statements refers to GREI, Genie Nordic LLC, Lumo Finland, Lumo Sweden, Genie Energy UK Ltd (“GEUK”) Shoreditch and Orbit Energy on a consolidated basis.

Note 2—Revenue Recognition

Revenue from the single performance obligation to deliver a unit of electricity and/or natural gas is recognized as the customer simultaneously receives and consumes the benefit. Variable quantities in requirements contracts are considered to be options for additional goods and services because the customer has a current contractual right to choose the amount of additional distinct goods to purchase. Unbilled revenues for the estimated amount customers will be billed for services rendered from the time meters were last read to the end of the respective accounting period. The unbilled revenue is estimated each month based on available per day usage data, the number of unbilled days in the period and historical trends. The Company’s estimates related to rebate programs are based on the terms of the rebate program, the customer’s historical electricity and natural gas consumption, the customer’s rate plan, and a churn factor. Taxes that are imposed on the Company’s sales and collected from customers are excluded from the transaction price.

Revenues from Orbit are accrued based on an estimate of the quantity in units of electricity or natural gas supplied to customers by profile class. The estimate is made using historical consumption patterns, industry estimated consumption rates, and takes into consideration industry reconciliation processes.

The Company recognizes the incremental costs of obtaining a contract with a customer as an asset if it expects the benefit of those costs to be longer than one year. The Company determined that certain sales commissions to acquire customers meet the requirements to be capitalized. Incremental customer acquisition cost of Lumo Finland are capitalized and amortized over the range of between eighteen and twenty-four months. These costs and the related amortization are recorded within sales and marketing expenses. Total capitalized customer acquisition costs to obtain customer contracts was $0.2 million in each of the three months ended June 30, 2021 and 2020. Total capitalized customer acquisition costs to obtain customer contracts was $0.4 million for each of the six months ended June 30, 2021 and 2020. At June 30, 2021, customer acquisition costs of $0.4 million and $0.2 million included in other current assets and other assets, respectively, on the consolidated balance sheet. The Company recognized $0.2 million of amortization of capitalized customer acquisition cost, in each of the three months ended June 30, 2021 and 2020. The Company recognized $0.4 million of amortization of capitalized customer acquisition cost, in each of the six months ended June 30, 2021 and 2020. The Company continuously monitors its customer relationship periods to ensure compliance with the application of the standard.

Disaggregated Revenues

The following table shows the Company’s revenues disaggregated by pricing plans offered to customers:

	Electricity	Natural Gas	Other	Total
	(in thousands)
Three Months Ended June 30, 2021
Fixed rate	$16,623	$6,694	$—	$23,317
Variable rate	4,037	—	—	4,037
Other	—	—	271	271
Total	$20,660	$6,694	$271	$27,625

Three Months Ended June 30, 2020
Fixed rate	$794	$—	$—	$794
Variable rate	2,312	—	—	2,312
Other	—	—	191	191
Total	$3,106	$—	$191	$3,297

Six Months Ended June 30, 2021
Fixed rate	$36,786	$18,487	$—	$55,273
Variable rate	10,994	—	—	10,994
Other	—	—	375	375
Total	$47,780	$18,487	$375	$66,642

Six Months Ended June 30, 2020
Fixed rate	$2,341	$—	$—	$2,341
Variable rate	5,596	—	—	5,596
Other	—	—	247	247
Total	$7,937	$21,467	$247	$8,184

Contract Liabilities

Customers of Orbit can elect to be on a budget plan. Under this type of plan, a monthly installment amount is calculated based on estimated annual usage. Contract liabilities are adjusted monthly based on actual and estimated usage of the customers. Annually, the budget plan is reconciled to actual annual usage.

The following table summarized the changes in the contract liabilities for the six months ended June 30, 2021 (in thousands).

Contract liability, beginning	$3,870
Recognition of revenue included in the beginning of year contract liability	(1,728)
Additions during the period, net of revenue recognized during the period	2,508
Cumulative translation adjustments	169
Contract liability, end	$4,819

Note 3—Acquisition and Divestiture

Acquisition of Controlling Interest of Orbit

On July 17, 2017, the Company’s subsidiary, GEUK, entered into a definitive agreement with Energy Global Investments Pty Ltd (“EGC”) to launch Shoreditch Energy Limited, a joint venture to offer electricity and natural gas service to residential and small business customers in the U.K., under the trade name Orbit. In second quarter of 2020, the Company contributed $1.5 million to Orbit, which increased GEUK’s total contribution to $9.5 million as of October 8, 2020. Prior to October 8, 2020, the Company owned 77.0% of the outstanding equity of Orbit.

During the period when the Company owned the majority, but not 100% of the equity of Orbit, EGC had significant participation rights in the management of Orbit that limited GEUK’s ability to direct the activities that most significantly impact Orbit’s economic performance. GEUK, therefore, accounted for its ownership interest in Orbit using the equity method since GEUK had the ability to exercise significant influence over its operating and financial matters, although it did not control Orbit.

On October 8, 2020, the Company entered into an agreement (the “Purchase Agreement”) with EGC under which GEUK purchased EGC’s remaining interest in Orbit, in exchange for a cash payment of £1.3 million (equivalent to $1.7 million on the date of closing) offset by £0.2 million (equivalent to $0.2 million on the date of closing) in amounts owing from EGC to the Company under a loan provided to EGC in 2018 related to EGC’s capital contributions to Orbit. Prior to October 8, 2020, the estimated fair value and net book value of the Company’s investment in Shoreditch was $5.5 million and nil, respectively. Following the transaction, Orbit is a wholly-owned subsidiary of GEUK.

Following the transaction, EGC has no rights in the management of Orbit and GEUK has complete control over the activities of Orbit.

The Company conducted an assessment of assets and liabilities related to the acquisition of Orbit. The impact of the acquisition’s purchase price allocations on the Company’s consolidated balance sheet and the acquisition date fair value of the total consideration transferred were as follows:

(in thousands)
Cash	$2,681
Trade accounts receivable	8,008
Other current assets	843
Intangible assets:
Trademarks (10-year useful life)	1,594
Non-compete agreements (2-year useful life)	1,956
Customer relationships (2-year useful life)	3,620
Goodwill	13,426
Other assets	657
Accounts payable and other current liabilities	(20,490)
Noncontrolling interest	(5,152)
Net assets	$7,143

Goodwill is the excess of the consideration transferred over the net assets recognized and represents the expected revenue and cost synergies of the combined company and assembled workforce. Goodwill recognized as a result of the acquisition is not deductible for income tax purposes.

The Company recognized a gain of $5.5 million upon consolidation of Orbit in the consolidated statement of operations for the year ended December 31, 2020, pertaining to the estimated fair value of the Company’s noncontrolling interest prior to the acquisition, which is based on the amount paid by the Company for the remaining 23.0% of Orbit. The net book value of the Company’s investments in Orbit was nil immediately prior to the acquisition.

Note 3—Fair Value Measurements

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis:

	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
	(in thousands)
June 30, 2021
Assets:
Derivative contracts	$1,558	$—	$—	$1,558
Liabilities:
Derivative contracts	$27	$—	$—	$27
December 31, 2020
Assets:
Derivative contracts	$1,196	$—	$—	$1,196
Liabilities:
Derivative contracts	$—	$—	$—	$—

(1)	– quoted prices in active markets for identical assets or liabilities
(2)	– observable inputs other than quoted prices in active markets for identical assets and liabilities
(3)	– no observable pricing inputs in the market

The Company’s derivative contracts consist of natural gas and electricity put and call options and swaps. The underlying asset in the Company’s put and call options is a forward contract. The Company’s swaps are agreements whereby a floating (or market or spot) price is exchanged for a fixed price over a specified period.

The Company did not have any transfers of assets or liabilities between Level 1, Level 2 or Level 3 of the fair value measurement hierarchy during the period ended June 30, 2021 and 2020.

Fair Value of Other Financial Instruments

The estimated fair value of the Company’s other financial instruments was determined using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting this data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

Trade receivables, due to Genie Energy Ltd, other current assets and other current liabilities. At June 30, 2021 and December 31, 2020, the carrying amounts of these assets and liabilities approximated fair value. The carrying value of other current assets, due to Genie Energy Ltd, and other current liabilities approximated fair value.

Other assets. At June 30, 2021 and December 31, 2020, the outstanding balance of the sellers of Lumo Finlands’ one-time put option was not significant and was included in other liabilities account in the consolidated balance sheet. The fair values were estimated based on the Company’s assumptions, and were classified as Level 3 of the fair value hierarchy.

The primary non-recurring fair value estimates typically are in the context of business acquisitions (Note 5) which involve a combination of Level 2 and Level 3 inputs, goodwill impairment testing, which involves Level 3 inputs, and asset impairments (Note 8) which utilize Level 3 inputs.

Note 4—Derivative Instruments

The primary risk managed by the Company using derivative instruments is commodity price risk, which is accounted for in accordance with Accounting Standards Codification 815 — Derivatives and Hedging. Natural gas and electricity put and call options and swaps are entered into as hedges against unfavorable fluctuations in market prices of natural gas and electricity. The Company does not apply hedge accounting to these options or swaps, therefore the changes in fair value are recorded in earnings. By using derivative instruments to mitigate exposures to changes in commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company minimizes the credit or repayment risk in derivative instruments by entering into transactions with high-quality counterparties. At June 30, 2021, swaps and options were traded through counterparties.

The summarized volume of GREI’s outstanding contracts and options at June 30, 2021 was as follows (MWh – Megawatt hour):

Settlement dates	Electricity volume (in MWH)
Third quarter 2021	86,368
Fourth quarter 2021	73,821
First quarter 2022	61,668
Second quarter 2022	38,349
Third quarter 2022	—
Fourth quarter 2022	35,067

The fair value of outstanding derivative instruments recorded in the accompanying consolidated balance sheets were as follows:

Asset Derivatives	Balance Sheet Location	June 30, 2021	December 31, 2020
		(in thousands)
Derivatives not designated or not qualifying as hedging instruments:
Energy contracts and options[1]	Other current assets	$1,558	$1,196
Total derivatives not designated or not qualifying as hedging instruments — Assets		$1,558	$1,196

Liability Derivatives	Balance Sheet Location	June 30, 2021	December 31, 2020

Derivatives not designated or not qualifying as hedging instruments:
Energy contracts and options[1]	Other current liabilities	$26	839
Total derivatives not designated or not qualifying as hedging instruments — Liabilities		$26	$839

(1)	The Company classifies derivative assets and liabilities as current based on the cash flows expected to be incurred within the following 12 months.

The effects of derivative instruments on the consolidated statements of operations was as follows:

		Amount of Gain (Loss) Recognized on Derivatives
Derivatives not designated or not qualifying as	Location of Gain (Loss) Recognized	Three Months Ended June 30,		Six Months Ended June 30,
hedging instruments	on Derivatives	2021	2020	2021	2020
		(in thousands)		(in thousands)
Energy contracts and options	Cost of revenues	$1,476	$312	$1,853	$(2,292)

Note 5—Goodwill and Other Intangible Assets

The table below reconciles the change in the carrying amount of goodwill for the period from January 1, 2021 to June 30, 2021 (in thousands):

Balance at January 1, 2021	$15,913
Cumulative translation adjustment	130
Balance at June 30, 2021	$16,043

The table below presents information on the Company’s other intangible assets:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Balance
	(in thousands)
June 30, 2021
Patents and trademarks	9.2 years	$2,007	$282	$1,725
Non-compete agreements	2.0 years	2,120	811	1,309
Customer relationships	2.0 years	3,861	1,147	2,414
Total		$7,988	$2,540	$5,448
December 31, 2020
Trademarks	9.2 years	$1,984	$165	$1,819
Non-compete agreements	2.0 years	2,096	75	2,021
Customer relationships	2.0 years	5,829	2,510	3,294
Total		$9,909	$2,750	$7,159

Amortization expense of intangible assets (including minimal amounts reported in cost of revenues) was $1.1 million and $2.4 million in the three and six months ended June 30, 2021, respectively. Amortization expense of intangible assets (including minimal amounts reported in cost of revenues) was $0.4 million and $0.9 million in the three and six months ended June 30, 2020, respectively. The Company estimates that amortization expense of intangible assets will be $1.8 million, $2.8 million, $0.6 million, $0.6 million, $0.6 million and $2.8 million for the remainder of 2021, and for 2022, 2023, 2024, 2025 and thereafter, respectively.

Note 6—Accrued Expenses

Accrued expenses consisted of the following:

	June 30, 2021	December 31, 2020
	(in thousands)
Renewable energy	$11,755	$6,626
Payroll and employee benefit	521	481
Other accrued expenses	304	1,280
Total accrued expenses	$12,580	$8,387

Note 7—Leases

The Company entered into operating lease agreements primarily for offices with lease periods expiring between 2021 and 2023. The Company has no finance leases.

The Company determine if a contract is a lease at inception. Right-of-Use (“ROU”) assets are included under other assets in the consolidated balance sheet. The current portion of the operating lease liabilities are included in other current liabilities and the noncurrent portion is included in other liabilities in the consolidated balance sheet.

ROU assets and operating lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the incremental borrowing rate, because the interest rate implicit in most of our leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized borrowing rate based on information available at the lease commencement date. ROU assets also include any prepaid lease payments and lease incentives. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. The Company use the base, non-cancelable, lease term when determining the lease assets and liabilities. Operating lease expense is recognized on a straight-line basis over the lease term.

	June 30, 2021	December 31, 2020
	(in thousands)
ROU Assets	$2,137	$2,587

Current portion of operating lease liabilities	890	918
Noncurrent portion of operating lease liabilities	1,368	1,785
Total	$2,258	$2,703

At June 30, 2021, the weighted average remaining lease term is 4.9 years and the weighted average discount rate is 6.0%.

Supplemental cash flow information for ROU assets and operating lease liabilities are as follows:

	Six Months Ended June 30,
	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:	(in thousands)
Operating cash flows from operating activities	$558	$53

ROU assets obtained in the exchange for lease liabilities
Operating leases	$—	$—

Future lease payments under operating leases as of June 30, 2021 were as follows (amounts in thousands):

Remainder of 2021	$471
2022	952
2023	941
Thereafter	—
Total future lease payments	2,364
Less imputed interest	(106)
Total operating lease liabilities	$2,258

Rental expenses under operating leases were $0.3 million and $0.6 million in the three and six months ended June 30, 2021.  Rental expenses under operating leases were nominal amount and $0.1 million in the three and six months ended June 30, 2020, respectively.

.

Note 8—Equity

Stock-Based Compensation

In February 2020, Lumo Finland, granted 59,499 deferred stock units in Lumo Finland to certain Lumo Finland employee with a grant date fair value of €4.66 (equivalent to $5.08) per unit. The deferred stock units vest in equal amounts on January 2021, 2022 and 2023. The cost is being recognized on a straight-line basis over the requisite service period, which approximates the vesting period. Stock-based compensation expense recognized from the deferred stock units in Lumo Finland was not significant for the three and six months ended June 30, 2021 and 2020. At June 30, 2021, the unrecognized compensation cost relating to these grants was $0.1 million and is expected to be recognized over a weighted-average period of 1.6 years.

Note 9—Loss Per Share

Basic earnings per share is computed by dividing net income or loss attributable to all classes of common stockholders of the Company by the weighted average number of shares of all classes of common stock outstanding during the applicable period. Diluted earnings per share is computed in the same manner as basic earnings per share, except that the number of shares is increased to include restricted stock still subject to risk of forfeiture and to assume exercise of potentially dilutive stock options using the treasury stock method, unless the effect of such increase is anti-dilutive.

There are no Class A or Class B common stock issued nor any outstanding potentially dilutive securities during the three and six months ended June 30, 2021 and 2020.

Note 10—Related Party Transactions

Genie charges the Company for certain transactions and allocates routine expenses based on company specific items. In addition, Genie controls the flow of the Company’s treasury transactions.

Genie allocated to the Company for payroll, benefits, insurance, facilities and other expenses, which were included in “Selling, general and administrative expense” in the consolidated statements of operations. Below are the details:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Included in selling general and administrative expenses	$75	$53	$160	$112

The change in the Company’s liability from Genie was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Balance at beginning of period	$30,174	$15,813	$25,799	$15,601
Expenses paid by Genie on behalf of the Company	134	69	250	169
Transfer of funds from Genie	1,244	1,636	4,297	1,568
Interest charged by Genie to the Company	2	95	27	183
Cumulative translation adjustment	(140)	(171)	1,041	(83)
Balance at end of the period	$31,414	$17,422	$31,414	$17,442
Average balance during the period	$30,794	$16,628	$28,607	$16,522

Note 11—Geographical Information

The Company views its operations and manages its business in one operating segment. The following table presents financial information based on the geographic location of the facilities of the Company as of and for the indicated years ended:

Revenues:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
United Kingdom	$21,327	$—	$49,178	$—
Scandinavia	6,298	3,297	17,464	$8,184
Total revenues	$27,625	$3,297	$66,642	$8,184

Total Assets:

	United Kingdom	Scandinavia	Total
	(in thousands)

June 30, 2021	$39,356	$9,212	$48,568
December 31, 2020	41,981	9,853	51,834

Note 12—Recently Issued Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, that changes the impairment model for most financial assets and certain other instruments. For receivables, loans and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowance for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses in a manner similar to current practice, except the losses will be recognized as allowances instead of reductions in the amortized cost of the securities. In addition, an entity will have to disclose significantly more information about allowances, credit quality indicators and past due securities. The new provisions will be applied as a cumulative-effect adjustment to retained earnings. The Company will adopt the new standard on January 1, 2023. The Company is currently evaluating the requirements of this guidance and has not yet determined the impact of its adoption on the Company’s consolidated financial statements.

Note 13—Subsequent Event

In August 2021, the Board of Directors of Genie approved the results of a strategic review of its Genie’s businesses, including contemplating opportunities to separate GREI from Genie through a spin-off and/or initial public offering. On September 9, 2021, the Company created Oriel (see Note 1) and Genie Energy International Corp. (“GEIC”), a subsidiary of Genie, and Oriel signed a Contribution Agreement, whereby GEIC contributed its 95.5% interest in GREI to Oriel in exchange for a 100% interest in Oriel. On September 17, 2021, the holders of the remaining 4.5% equity interest in GREI transferred those interests to Oriel in exchange for interests in Genie and Oriel became a wholly-owned subsidiary of GREI.

________ Shares of Class B Common Stock

ORIEL ENERGY, INC.

Class B Common Stock

PROSPECTUS

Sole Bookrunner

EF HUTTON

division of Benchmark Investments, LLC

, 2021

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered.  None of the following expenses are payable by the Selling Stockholders.  All of the amounts shown are estimates, except for the SEC registration fee.

Securities and Exchange Commission Registration Fee		$1,066.45
Accountants’ fees and expenses*
Legal fees and expenses*
Miscellaneous*
Total*	$

*	To be provided by amendment

ITEM 14. Indemnification of Directors and Officers

Our Certificate of Incorporation (our “Certificate of Incorporation”) provides that, to the fullest extent permitted by the Delaware General Corporate Law (“DGCL”), our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(7) of the DGCL, however, states that such a provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to unlawful dividends, distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit.

Our By-Laws provide that we shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any threatened, pending or completed legal proceedings in which such person is involved by reason of the fact that he is or was a director or officer of ours if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in our right, such director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to us unless a court determines otherwise.

We may enter into agreements to indemnify our directors and officers in addition to the indemnification provided for in our Certificate of Incorporation. Such agreements, among other things, would indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our rights, on account of services as our director or officer or as a director or officer of any subsidiary of ours, or as a director or officer of any other company or enterprise to which the person provides services at our request.

Genie maintains directors’ and officers’ liability insurance providing coverage to our directors and officers within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

ITEM 15. Recent Sales of Unregistered Securities

None.

ITEM 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.

(b) Financial Statement Schedules.

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements and notes thereto.

ITEM 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, New Jersey on September 20, 2021.

ORIEL ENERGY, INC.

By:	/s/ Michael Stein
	Name:	Michael Stein
	Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Michael Stein and Avi Goldin, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact, with full power of substitution, and with the authority to execute in the name of each such person, any and all amendments (including without limitation, post-effective amendments) to this registration statement, to sign any and all additional registration statements relating to the same offering of securities as this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file such registration statements with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Stein	Chief Executive Officer and Director	September 20, 2021
Michael Stein	(principal executive officer)

/s/ Avi Goldin	Chief Financial Officer and Director	September 20, 2021
Avi Goldin	(principal financial officer)

/s/ Howard S. Jonas	Director	September 20, 2021
Howard S. Jonas

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1**	Form of Underwriting Agreement
2.1**	Form of Separation and Distribution Agreement Between Genie Energy Ltd. and Oriel Energy, Inc.
3.1*	Amended and Restated Certificate of Incorporation of Oriel Energy, Inc.
3.2*	Bylaws of Oriel Energy, Inc.
4.1**	Form of Certificate for Common Stock of Oriel Energy, Inc.
5.1**	Legal Opinion of Schwell Wimpfheimer and Associates LLP.
10.1**#	Oriel Energy, Inc. 2021 Stock Option and Incentive Plan.
10.2**	Form of Transition Services Agreement
10.3**	For of Tax Separation Agreement
10.3**#	Form of Option Agreement
10.4**#	Form of Restrictive Stock Agreement
23.1*	Consent of Zwick & Banyai, PLLC.
23.2**	Consent of Schwell Wimpfheimer & Associates LLP (included in Exhibit 5.1).

*	Filed herewith.

**	To be filed by amendment.

#	Denotes management compensation plan or contract.